      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 2000

                                           REGISTRATION STATEMENT NO.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                               CONTOUR ENERGY CO.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          1311                         76-0447267
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200
  (Address, including ZIP Code, and telephone number, including area code, of registrants' principal executive offices)
                             ---------------------

                                 RICK G. LESTER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           601 JEFFERSON, SUITE 1100
                              HOUSTON, TEXAS 77002
                                 (713) 652-5200
 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)

                                    Copy to:

                                CHARLES H. STILL
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5151
                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement and following receipt of the written consents required to make the reclassification described herein effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
TITLE OF EACH CLASS OF                     AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING    REGISTRATION
SECURITIES TO BE REGISTERED               REGISTERED(1)         PER UNIT(2)            PRICE(2)             FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value..........   1,365,173 shares           $.25             $341,293.25             --
----------------------------------------------------------------------------------------------------------------------
$3.50 Redeemable Cash Equivalent
  Preferred Stock, $1.50 par value....   1,365,173 shares          $3.50            $4,778,105.50            --
----------------------------------------------------------------------------------------------------------------------
         Total........................          --                   --             $5,119,398.75        $1,352.00
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of Common Stock, $.10 par value ("Common Stock"), and $3.50 Redeemable Cash Equivalent Preferred Stock, $1.50 par value ("Cash Equivalent Preferred Stock"), to be issued pursuant to a proposed reclassification of each outstanding share of $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value.

(2) Pursuant to Rule 457(f)(1), (f)(2), (f)(3) and (c) of the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum offering price is based upon the last trade price of the Existing Preferred Stock on the OTC Bulletin Board on May 15, 2000 ($3.75 per share), less the cash to be paid by the Registrant in connection with the transaction ($3.50 per share), and with respect to the Cash Equivalent Preferred Stock, its cash value of $3.50 per share for which it will be immediately redeemable on issue.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS, CONSENT SOLICITATION
STATEMENT AND INFORMATION STATEMENT

                               CONTOUR ENERGY CO.

   CONSENT SOLICITATION TO RECLASSIFY 1,365,173 SHARES OF $2.625 CONVERTIBLE
     EXCHANGEABLE PREFERRED STOCK INTO 1,365,173 SHARES OF COMMON STOCK AND 1,365,173 SHARES OF $3.50 REDEEMABLE CASH EQUIVALENT PREFERRED STOCK, WHICH
   WILL BE IMMEDIATELY REDEEMED UPON ISSUE FOR CASH AT A REDEMPTION PRICE OF
                                $3.50 PER SHARE

     This document serves three purposes. It is

     - the Prospectus of Contour Energy Co. relating to shares of our Common Stock ("Common Stock") and $3.50 Redeemable Cash Equivalent Preferred Stock ("Cash Equivalent Preferred Stock") to be issued pursuant to a proposed Reclassification of our $2.625 Convertible Exchangeable Preferred Stock ("Existing Preferred Stock"),

     - the Consent Solicitation Statement to be used in soliciting consents to the proposed Reclassification from Existing Preferred Stockholders and

     - an Information Statement for holders of Common Stock informing them of the proposed Reclassification. WE ARE NOT SOLICITING THE CONSENTS OF HOLDERS OF COMMON STOCK AND REQUEST THAT COMMON STOCKHOLDERS NOT SEND CONSENTS. THIS STATEMENT IS FOR INFORMATIONAL PURPOSES ONLY FOR HOLDERS OF COMMON STOCK.

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 11.

                              THE RECLASSIFICATION

WHAT EXISTING PREFERRED STOCKHOLDERS WILL GIVE UP

Each Share of $2.625 Convertible Exchangeable Preferred Stock, including all accumulated and unpaid dividends

WHAT EXISTING PREFERRED STOCKHOLDERS WILL RECEIVE

One share of Common Stock; and

One Share of Cash Equivalent Preferred Stock, which will be immediately redeemed upon issue for cash at a redemption price of $3.50 per share.

     TO CONSENT TO THE RECLASSIFICATION, COMPLETE AND SIGN THE ACCOMPANYING FORM OF CONSENT AND FORWARD IT TO THE CONSENT SOLICITATION AGENT TOGETHER WITH ANY OTHER DOCUMENTS REQUIRED BY THE INSTRUCTIONS TO THE CONSENT.

     Our Common Stock and Preferred Stock are traded on the OTC Bulletin Board under the symbols CONCC.OB and CONCP.OB. The Cash Equivalent Preferred Stock to be issued upon the Reclassification will be redeemed for cash immediately upon issue and will not be traded on any market.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus, Consent Solicitation Statement and Information Statement. Any representation to the contrary is a criminal offense.

     We are first mailing this document on or about May   , 2000, to all holders
of record of our Preferred Stock and Common Stock as of the close of business on May 17, 2000.

     The date of this Prospectus, Consent Solicitation Statement and Information
Statement is May   , 2000.

                               TABLE OF CONTENTS

SUMMARY OF TERMS OF THE RECLASSIFICATION....................    1
STATEMENT SUMMARY...........................................    2
CAUTION AS TO FORWARD-LOOKING STATEMENTS....................   12
RISK FACTORS................................................   12
  Risk Factors for All Securityholders......................   12
  Risk Factors for Holders of Existing Preferred Stock......   13
  Risk Factors for Holders of Common Stock..................   15
CAPITALIZATION..............................................   16
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION......   17
SELECTED CONSOLIDATED FINANCIAL INFORMATION.................   20
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   23
THE RECLASSIFICATION........................................   33
  Background................................................   33
  Purposes and Effects of the Reclassification..............   34
  Conditions to the Reclassification........................   34
CONSENT SOLICITATION PROPOSAL...............................   35
  The Reclassification......................................   35
  Conditions to Effectiveness...............................   36
TRADING AND MARKET PRICES...................................   37
BUSINESS AND PROPERTIES.....................................   38
  1999 and 2000 Business Developments.......................   38
  Company History...........................................   39
  Operations and Properties.................................   40
  Marketing of Natural Gas and Crude Oil....................   45
  Hedging Activities........................................   46
  Competition...............................................   46
  Title to Properties.......................................   46
  Employees.................................................   46
  Regulation................................................   47
  Legal Proceedings.........................................   49
MANAGEMENT..................................................   50
  Directors.................................................   50
  Executive Officers........................................   51
  Executive Compensation....................................   51
  Option Grants in 1999.....................................   52
  Compensation of Directors.................................   52
  Employment Agreements.....................................   52
SECURITY OWNERSHIP..........................................   53
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............   54
DESCRIPTION OF CAPITAL STOCK................................   54
  Common Stock..............................................   54
  Existing Preferred Stock..................................   55
  Cash Equivalent Preferred Stock...........................   56
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................   57
CERTAIN BANKRUPTCY AND INSOLVENCY CONSIDERATIONS............   59

LEGAL OPINIONS..............................................   60
EXPERTS.....................................................   60
GENERAL INFORMATION CONCERNING CONSENTS.....................   61
  Solicitation of Consents..................................   61
  Record Date...............................................   61
  No Dissenters' Rights or Appraisal Rights.................   61
  Voting Rights.............................................   61
  Revocation of Consent.....................................   61
  Expenses of Solicitation..................................   61
WHERE YOU CAN FIND MORE INFORMATION.........................   62
INDEX TO FINANCIAL STATEMENTS...............................  F-1

Appendix A  -- The Reclassification Amendment
Appendix B  -- Article 4 of current Certificate of Incorporation
Appendix C  -- Certificate of Designation of Existing Preferred Stock

                    SUMMARY OF TERMS OF THE RECLASSIFICATION

WHAT EXISTING PREFERRED STOCKHOLDERS WILL GIVE UP

Each Share of $2.625 Convertible Exchangeable Preferred Stock, including all accumulated and unpaid dividends
WHAT EXISTING PREFERRED STOCKHOLDERS WILL RECEIVE

One share of Common Stock; and

One Share of Cash Equivalent Preferred Stock, which will be immediately redeemed upon issue for cash at a redemption price of $3.50 per share.

- The holders of two-thirds of our Existing Preferred Stock must sign and return the enclosed Form of Consent approving the Reclassification for it to be effective. We are not soliciting Consents from Common Stockholders.

- The Reclassification becomes effective and the Consent Solicitation expires upon the later to occur of (a) 20 business days from the date of this Statement and (b) the date, if any, on which we have received Consents of the holders of two-thirds of the outstanding shares of Existing Preferred Stock.

- No Consent will be effective unless, within 60 days of the date of the earliest Consent we receive, we receive the Consents of the holders of two-thirds of the outstanding shares of Existing Preferred Stock. Accordingly, the Consent Solicitation for the Reclassification will terminate without approval if we have not received the requisite Consents by that date. We have no plans to extend the Consent Solicitation beyond that date.

- No dissenters' rights or appraisal rights exist with respect to the Reclassification.

- Upon approval of the Reclassification by the requisite stockholder action, we will distribute Letters of Transmittal pursuant to which you may exchange your Existing Preferred Stock certificates for Common Stock certificates and cash from the immediate redemption of the Cash Equivalent Preferred Stock.

- For additional information on the Reclassification, see "The
  Reclassification", "Consent Solicitation Proposal" and "General Information Concerning Consents".

                               STATEMENT SUMMARY

     The following is a summary of certain information contained in this Prospectus, Consent Solicitation Statement and Information Statement (this "Statement") and is qualified in its entirety by the more detailed information, consolidated financial statements, including the notes thereto (the "Financial Statements"), and pro forma information contained elsewhere in this Statement, all of which you should review carefully.

EXPLANATION OF THE TRANSACTION

     We propose to reclassify (the "Reclassification") our outstanding shares of Existing Preferred Stock into shares of Common Stock and Cash Equivalent Preferred Stock. If we receive consents from the holders of two-thirds of the outstanding Existing Preferred Stock, each outstanding share of Existing Preferred Stock (including all accumulated and unpaid dividends) will be reclassified into one share of Common Stock and one share of Cash Equivalent Preferred Stock. Immediately after the effectiveness of the Reclassification, each share of Cash Equivalent Preferred Stock will be mandatorily and automatically redeemed for $3.50 in cash. Certificates for shares of Cash Equivalent Preferred Stock will not be issued. At May 1, 2000, accumulated and unpaid dividends on the Existing Preferred Stock (for the ten previous quarters) aggregated $9.0 million ($6.5625 per share).

     Over the past six months, the closing market price per share of the Existing Preferred Stock has ranged from $1.75 to $4.25, with an average closing price of $2.88, while the closing market price per share of the Common Stock has ranged from $0.38 to $1.88, with an average closing price of $0.97. See "Trading and Market Prices". Based on these market prices, the $3.50 in cash to be paid on redemption of each share of Cash Equivalent Preferred and the share of Common Stock to be issued for each share of Existing Preferred Stock represent a market premium to holders of Existing Preferred Stock.

     The Reclassification proposal requires the approval of the holders of two-thirds of the outstanding shares of our Existing Preferred Stock, voting as a class, and, separately, of the holders of a majority of our Common Stock and Existing Preferred Stock voting together as a single class. Two holders of our Common Stock, Contour Production Company L.L.C. and John F. Bookout, holding together a majority of the total combined voting power of the Common Stock and Existing Preferred Stock, have indicated their intention to consent to the Reclassification. If these two holders of Common Stock vote in favor of the Reclassification, and the Reclassification is approved by the holders of two-thirds of the Existing Preferred Stock, the Reclassification will be approved. We are not soliciting consents from other holders of Common Stock, as their votes are not necessary for approval.

THE COMPANY

     We incorporated in Delaware in 1994 under the name Kelley Oil & Gas Corporation and changed our name to Contour Energy Co. in July 1999. We are engaged in the acquisition, exploration, development and production of oil and natural gas. Our strategy is to increase reserves, production and cash flows in a cost efficient manner through strategic domestic acquisitions and a program of balanced development and exploration activities. Our executive offices are located at 601 Jefferson Street, Suite 1100, Houston, Texas 77002, and our telephone number is (713) 652-5200.

BACKGROUND OF THE RECLASSIFICATION

     Our operations over the past two years have not generated sufficient cash to pay dividends on our Existing Preferred Stock. We have relied, in part, on cash from the sale of some of our assets to meet our other cash requirements, including debt service obligations. At present, we are current in payment of all of our debt obligations, including our long-term debt issued under indentures and our trade accounts payable. Given current market conditions and operating performance, we believe we will be able to continue to service our debt obligations for the foreseeable future, but we do not foresee the ability to pay past accumulated and unpaid dividends or future dividends on our Existing Preferred Stock.

     For a variety of reasons, including a high level of debt in relation to our assets and cash flows, we believe that we must seek additional sources of equity or pursue strategic alternatives. With our Existing Preferred Stock outstanding and accumulated and unpaid dividends continuing to increase quarter by quarter, we do not believe that we have the flexibility to pursue these two courses. First, potential new equity sources are not likely to invest new cash equity into the Company that is junior to the claim on cash of the Company represented by our Existing Preferred Stock, the terms of which prohibit us from issuing preferred stock senior to it. Secondly, we believe that other strategic alternatives (which might include a combination or other transactions with industry companies) are closed to us given the large dollar amount of our Existing Preferred Stock's accumulated and unpaid dividends and liquidation and redemption amounts. Of course, there is no assurance that we would be able to achieve financing from new equity or accomplish a strategic transaction in any event, but we have determined that, in light of the need for flexibility to consider alternatives, it is desirable to reclassify our Existing Preferred Stock into Common Stock and cash. This Reclassification would give holders of our Existing Preferred Stock an immediate cash return (although far short of its liquidation or redemption value) as well as an opportunity to participate in any possible future upside our Common Stockholders might have.

     Former holders of our Existing Preferred Stock will own approximately 9.4% of our Common Stock after the Reclassification. The Reclassification will have the effect of eliminating $9.0 million in accumulated but unpaid dividends on our Existing Preferred Stock, will reduce possible future cash flow obligations with respect to our Existing Preferred Stock for dividends or liquidation or redemption amounts and will improve our attractiveness to new investors and allow us to pursue other strategic alternatives. We have, at present, no plans for any additional financing, equity or debt, and no plans for a strategic transaction with another company, but believe we need the flexibility to quickly and opportunistically pursue any such possibilities that may present themselves.

     As further background for you on the Reclassification, we have considered the current and historical market prices of our Common Stock and our Existing Preferred Stock, the lack of liquidity of our Existing Preferred Stock, the relatively greater liquidity of our Common Stock (although it is also somewhat illiquid), the right of holders of Existing Preferred Stock to convert each share into .347 shares of Common Stock, and discussions with one unrelated holder of our Existing Preferred Stock (the largest record holder, owning approximately 12% of the outstanding shares).

     Based on all the foregoing considerations, we are proposing the reclassification of our Existing Preferred Stock into an aggregate of 1,365,173 shares of our Common Stock and 1,365,173 shares of our Cash Equivalent Preferred Stock. The Cash Equivalent Preferred Stock would, immediately upon effectiveness of the Reclassification, be mandatorily and automatically redeemed by us for cash at a price of $3.50 per share (an aggregate of approximately $4.8 million). The cash portion of the Reclassification represents a premium to recent closing market prices for Existing Preferred Stock, and the reclassification of each share of Existing Preferred Stock into one share of Common Stock represents a premium of 2.9 times the present conversion ratio. We believe this consideration to be fair consideration to the holders of our Existing Preferred Stock under current circumstances, but, of course, each holder of our Existing Preferred Stock must decide for itself whether to grant or withhold its Consent.

     We will not obtain any financing in connection with the Reclassification. We have adequate cash on hand to fund the amounts payable pursuant to the Reclassification and are permitted by the terms of our debt securities to make such payments. We do not believe that the use of such cash will impair or impede our operations in other respects.

     If we are not able to secure new sources of equity, enter into a strategic transaction or otherwise improve our longer term outlook through successful drilling activities, we may be unable to continue to meet our debt service obligations over the longer term and could be forced to seek protection under the U.S. bankruptcy laws. If this were to happen, the holders of our Existing Preferred Stock, as well as holders of our Common Stock, might receive nothing or only nominal amounts in return for their holdings. (The Reclassification does not, of course, assure our ability to avoid such circumstances.)

     For the foregoing reasons our Board of Directors has approved the proposal made by this Statement as being in the best interests of our Company.

PURPOSES AND EFFECTS OF THE RECLASSIFICATION

     The primary purposes of the Reclassification are to eliminate the senior and preferred claim on our equity of the Existing Preferred Stock, to increase our Common Stock equity capital, to provide flexibility for future equity financings or strategic transactions and to allow our holders of Existing Preferred Stock to realize immediate value for their shares higher than recent market prices.

     As a result of the Reclassification, the number of shares of Common Stock outstanding will increase from 13,211,449 (based on shares outstanding on the Record Date) to 14,576,622. All amounts in our accounts attributable to Existing Preferred Stock, including accumulated and unpaid dividends of $9.0 million will be eliminated and our cash will decrease by approximately $5.0 million (including expected costs of the transaction). Because the Existing Preferred Stock will be eliminated by the Reclassification, the existing right of such holders to elect two directors to our Board of Directors will be extinguished.

CONDITIONS TO THE RECLASSIFICATION AND CONSENT REQUIREMENTS

     The Reclassification proposal requires

     - the approval of the holders of a majority of our outstanding shares of Common Stock and Existing Preferred Stock voting together as a single class pursuant to which each share thereof has one vote, and

     - the approval of the holders of two-thirds of our outstanding shares of Existing Preferred Stock, voting as a separate class pursuant to which each share thereof has one vote.

     Each share of Existing Preferred Stock is entitled to one vote per share pursuant to the Consent Solicitation. Holders of such shares as of May 17, 2000 (the "Record Date") are entitled to consent. As of such date there were 1,365,173 shares of Existing Preferred Stock outstanding and entitled to consent to the Reclassification. On such date there were 13,211,449 shares of Common Stock outstanding. We are not soliciting consents of Common Stockholders because holders of a majority of the Common Stock have indicated their intention to give their consents to the Reclassification.

MARKET PRICE INFORMATION

     Our Common Stock is quoted on the OTC Bulletin Board under the symbol CONCC.OB. The last trade price for our Common Stock, on the OTC Bulletin Board on May 15, 2000, was $1.38 per share. The Existing Preferred Stock is quoted on the OTC Bulletin Board under the symbol CONCP.OB. The last trade price for our Existing Preferred Stock on the OTC Bulletin Board on May 15, 2000 was $3.75 per share.

CERTAIN RISK FACTORS

     Investment in the Common Stock issuable in the Reclassification involves a high degree of risk. See "Risk Factors" for a description of various risk factors.

PROCEDURES

     Holders of Existing Preferred Stock electing to consent to the Reclassification must sign and date the form of Consent accompanying this Statement in accordance with the instructions contained therein and forward it to the Solicitation Agent at its address shown on the back cover of this Statement or request a broker or bank to effect the transaction for such holders. Existing Preferred Stockholders whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such registered holder promptly if they wish to give their Consents.

WITHDRAWAL RIGHTS

     Consents may be withdrawn by the person entitled to give such Consent at any time before the effective date of the Reclassification (which will not be earlier than [20 business days from the date of this Statement], 2000) by any written form sent to the Consent Solicitation Agent stating that a Consent is no longer effective.

CONSENT SOLICITATION AGENT AND INFORMATION AGENT

     The solicitation agent in connection with the Consent Solicitation and in connection with the Reclassification is D. F. King & Co., 77 Water Street, New York, New York 10005, (800) 628-8532 or (212) 269-5550 (banks and brokers).

FEDERAL INCOME TAX CONSEQUENCES

     For a discussion of certain federal income tax considerations that may be applicable to you and relating to the Reclassification, see "Certain Federal Income Tax Considerations".

NO APPRAISAL RIGHTS

     No dissenters' rights or appraisal rights are available to you or any other of our stockholders with respect to any aspect of the Reclassification.

NO REGULATORY APPROVALS

     We are not aware of any regulatory approvals necessary to complete the Reclassification.

COMPARISON OF EXISTING PREFERRED STOCK AND COMMON STOCK

     The following is a comparison of the principal features of our Existing Preferred Stock and our Common Stock. These comparisons are summaries and do not purport to be complete. The documents governing the rights of holders of Existing Preferred Stock and Common Stock are included in Appendices B and C. Because the Cash Equivalent Preferred Stock will be outstanding only for an instant after the Reclassification and will be immediately redeemed upon the effectiveness of the Reclassification for cash at a price of $3.50 per share, its features are not compared. Certificates for Existing Preferred Stock will, after the effective date of the Reclassification, represent the right to receive such cash as well as certificates for the appropriate number of shares of Common Stock, subject only to the completion and delivery by holders of Existing Preferred Stock of a Letter of Transmittal accompanied by certificates for the Existing Preferred Stock.

                                  EXISTING PREFERRED STOCK                  COMMON STOCK
                              ---------------------------------   ---------------------------------
Dividends...................  Cumulative annual dividends of      Dividends, when and as declared
                              $2.625 per share, payable on        by the Board of Directors, but
                              February 1, May 1, August 1 and     only out of funds legally
                              November 1 of each year ($9.0       available therefor, subject to
                              million in arrears at May 1,        the rights of the holders of
                              2000), but only when, as and if     shares ranking prior to Common
                              declared by the Board of            Stock as to dividends and
                              Directors out of funds legally      distributions. Ranks junior to
                              available therefor. Ranks senior    the Existing Preferred Stock as
                              to the Common Stock as to           to dividends. Under our
                              dividends.                          indentures, we are effectively
                                                                  prohibited from paying cash
                                                                  dividends on the Common Stock.

                                  EXISTING PREFERRED STOCK                  COMMON STOCK
                              ---------------------------------   ---------------------------------
Rights on Failure to Pay
  Dividends.................  If we fail to pay dividends on      None.
                              the Existing Preferred Stock for
                              at least six quarters (whether or
                              not consecutive), the holders of
                              the Existing Preferred Stock,
                              voting together as a single
                              class, have the right to elect
                              two additional members of the
                              Board of Directors. As of May 1,
                              2000, we had omitted dividends on
                              the Existing Preferred Stock for
                              a total of 10 quarters. While
                              such right exists, to date such
                              right to elect two directors has
                              not been exercised.
Liquidation Rights..........  Liquidation preference of $25 per   After the amounts payable upon
                              share, plus accumulated and         liquidation on any outstanding
                              unpaid dividends, before any        preferred stock (currently only
                              distribution of assets is made to   the Existing Preferred Stock)
                              holders of Common Stock. If         have been paid, our remaining net
                              assets available for distribution   assets, if any, would be
                              are insufficient to pay the full    distributable pro rata to the
                              liquidation preference, the         holders of Common Stock.
                              holders of such shares are
                              entitled to share ratably in any
                              distribution.
Voting Rights...............  One vote per share, voting          One vote per share for all
                              together as a single class with     purposes.
                              the holders of shares of Common
                              Stock, on all matters on which
                              the shares of Common Stock may
                              vote, including elections of
                              directors.
                              Holders of two-thirds of the
                              outstanding shares, voting as a
                              separate class, are required,
                              among other matters: (i) to
                              authorize or increase the
                              authorized amount of any
                              additional class of stock ranking
                              prior or senior to the Existing
                              Preferred Stock, or (ii) to
                              amend, alter or repeal any
                              provisions of our Certificate of
                              Incorporation (including any
                              reclassification of such shares)
                              or By-laws so as to affect the
                              rights of the Existing Preferred
                              Stock in any respect adverse to
                              the holders thereof.

                                  EXISTING PREFERRED STOCK                  COMMON STOCK
                              ---------------------------------   ---------------------------------
Optional Redemption.........  At our option, on a pro rata        None.
                              basis, currently* at $25.79 per
                              share plus accumulated and unpaid
                              dividends (totaling $6.5625 per
                              share at May 1, 2000), but only
                              out of funds legally available
                              therefor. Also, at our option, we
                              can issue 10 1/2% Convertible
                              Subordinated Debentures due 2004
                              in exchange for shares of
                              Existing Preferred Stock at a
                              rate of $1,000 principal amount
                              of Debentures for each forty
                              shares of Existing Preferred
                              Stock.
Mandatory Redemption or
  Offer to Purchase.........  None.                               None.

Conversion..................  Convertible, at the option of the   None.
                              holder, into .347 shares of
                              Common Stock for each share of
                              Existing Preferred Stock, subject
                              to adjustment. In the event of
                              certain fundamental changes or a
                              change of control, the conversion
                              ratio would, for a 45-day period,
                              be adjusted to .625 shares of
                              Common Stock for each share of
                              Existing Preferred Stock, subject
                              to adjustment.
Stock Exchange Listing......  None. Traded on the OTC Bulletin    None. Traded on the OTC Bulletin
                              Board.                              Board.

---------------

* Redemption price reduces pursuant to a scale to $25 by 2004.

                         SUMMARY FINANCIAL INFORMATION

     The following tables present summary historical consolidated financial data and unaudited pro forma consolidated financial data for the Company to give effect to the Reclassification. The historical financial information for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 is derived from our audited Financial Statements. The historical financial information for the three months ended March 31, 2000 is derived from our unaudited Financial Statements. The impact of the acquisition of the SCANA Petroleum Resources, Inc. properties is reflected in the summary financial data as of December 1, 1997. The historical financial information for the year ended December 31, 1999 gives effect to the impact of the sale of properties to Phillips, the Subordinated Repurchase, the repayment of all borrowings outstanding under our revolving credit facility, our repurchase of $35 million stated principal amount of our outstanding 14% Senior Secured Notes, the exchange of 368,633 shares of our preferred stock for 5,529,495 shares of our common stock and the reverse 1 for 10 common stock split. "Subordinated Repurchase" means our purchase of an aggregate of approximately $46.1 million aggregate principal amount of our 7 7/8% Convertible Subordinated Notes due 1999 and our 8 1/2% Convertible Subordinated Debentures due 2000 at a purchase price of $590 per $1,000 principal amount pursuant to an Offer to Purchase dated April 19, 1999, as amended. The unaudited pro forma data are derived from the Unaudited Pro Forma Consolidated Financial Information included elsewhere in this Registration Statement. The unaudited pro forma income statement data give effect to the Reclassification as if it occurred on January 1, 1999. The unaudited pro forma balance sheet data as of March 31, 2000 give effect to the Reclassification as if it occurred on March 31, 2000. The pro forma financial information presented below is unaudited and is not necessarily indicative of financial results that would have occurred had the Reclassification occurred on January 1, 1999 and March 31, 2000, and should not be viewed as indicative of operations in future periods. This information should be read in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements included elsewhere in this document.

                                          YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED MARCH 31,
                                -------------------------------------------   ------------------------------
                                  1997        1998       1999       1999        1999      2000       2000
                                ---------   --------   --------   ---------   --------   -------   ---------
                                                                  PRO FORMA                        PRO FORMA
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Oil and gas revenues..........  $  75,864   $ 79,150   $ 54,107   $ 54,107    $ 15,507   $15,227    $15,227
Interest and other income.....        274        505      1,974      1,735         161       313        253
Gain on sale of
  properties(1)...............         --         --     25,863     25,863          --     3,361      3,361
                                ---------   --------   --------   --------    --------   -------    -------
         Total revenues.......     76,138     79,655     81,944     81,705      15,668    18,901     18,841
                                ---------   --------   --------   --------    --------   -------    -------
Production expenses...........     10,955     19,878     15,541     15,541       5,284     2,855      2,855
Exploration expenses..........      5,433     12,034      5,736      5,736       1,370     2,321      2,321
General and administrative
  expenses....................      6,875      7,077      7,463      7,463       1,374     1,630      1,630
Interest and other debt
  expenses....................     25,071     33,333     38,002     38,002       8,666     8,809      8,809
Depreciation, depletion and
  amortization................     25,853     38,602     35,986     35,986       9,960     8,023      8,023
Impairment of oil and gas
  properties(2)...............         --     25,738         --         --          --        --         --
                                ---------   --------   --------   --------    --------   -------    -------
Income (loss) before income
  taxes and extraordinary
  item........................      1,951    (57,007)   (20,784)   (21,023)    (10,986)   (4,737)    (4,797)
                                ---------   --------   --------   --------    --------   -------    -------
Extraordinary gain(3).........         --         --     11,051     11,051          --        --         --
                                ---------   --------   --------   --------    --------   -------    -------
         Net income (loss)....  $   1,951   $(57,007)  $ (9,733)  $ (9,972)   $(10,986)  $(4,737)   $(4,797)
                                =========   ========   ========   ========    ========   =======    =======
Basic and diluted loss per
  common share before
  extraordinary item(4)(5)....  $    (.26)  $  (4.89)  $  (1.94)  $  (1.38)   $  (0.96)  $ (0.43)   $ (0.33)
                                =========   ========   ========   ========    ========   =======    =======
Basic and diluted loss per
  common share(4)(5)..........  $    (.26)  $  (4.89)  $  (1.08)  $  (0.60)   $  (0.96)  $ (0.43)   $ (0.33)
                                =========   ========   ========   ========    ========   =======    =======
Weighted average common shares
  outstanding(5)..............     10,076     12,578     12,871     14,236      12,602    13,212     14,577
                                =========   ========   ========   ========    ========   =======    =======
OTHER DATA:
Ratio of Earnings to Fixed
  Charges(6)..................        1.1x       N/A        N/A        N/A         N/A       N/A        N/A
EBITDAX(7)....................  $  58,308   $ 52,700   $ 33,675   $ 33,436    $  9,010   $11,055    $10,995
CASH FLOW DATA:
Cash provided by (used in)
  operating activities........  $  39,604   $ 22,302   $ (8,471)       N/A    $  4,098   $ 8,195        N/A
Cash (used in) provided by
  investing activities........   (164,275)   (39,216)    67,338        N/A      (5,823)   15,230        N/A
Cash provided by (used in)
  financing activities........    120,763     25,187    (56,932)       N/A          --      (244)       N/A

                                                               AS OF MARCH 31, 2000
                                                              ----------------------
                                                              HISTORICAL   PRO FORMA
                                                              ----------   ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 33,551    $ 28,773
Property and equipment, net.................................    143,543     143,543
Long term debt, excluding current maturities................    246,993     246,993
Stockholders' deficit.......................................    (81,040)    (85,818)
Total assets................................................    209,330     204,552

---------------

(1) Reflects the gain on the sale of properties to Phillips in May 1999, and the gain on the sale of a portion of the volumetric overriding royalty interest in March 2000. See "Business and Properties", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements."

(2) Reflects noncash impairment charges against the carrying value of proved and unproved properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements.

(3) The 1999 extraordinary gain of $11.1 million was related to debt repurchases and refinancings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements."

(4) Accumulated dividends on our Existing Preferred Stock are deducted from "Net Income (Loss) Before Extraordinary Item" and "Net Income (Loss)" in calculating related per common share amounts, whether or not declared, and amounted to $4.6 million, $4.6 million and $4.2 million for the years ended December 31, 1997, 1998 and 1999, respectively, and $1.1 million and $0.9 million for the quarters ended March 31, 1999 and 2000, respectively. On a pro forma basis, the undeclared dividends have been added back to net loss along with the excess value attributable to the consideration issued (cash consideration and common stock issued in excess of preferred stock conversion requirements) in order to derive net loss applicable to common shareholders and basic and diluted loss per common share.

(5) Reflects, for all periods, our 1 for 10 reverse stock split in 1999. See
    Note 5 in Notes to Consolidated Financial Statements.

(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations, excluding interest income of $0.2 million, $0.2 million, $1.6 million, $0.2 million, and $0.3 million for the years ended December 31, 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000, respectively, and $1.4 million and $0.3 million for the year ended December 31, 1999, Pro forma and the three months ended March 31, 2000, Pro forma, respectively, plus fixed charges. Fixed charges consist of interest expense and other debt expenses and interest within rental expense of $0.3 million, $0.2 million, $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively, and $0.2 million and $0.1 million for the year ended December 31, 1999, Pro forma and the three months ended March 31, 2000, Pro forma, respectively. For the years ended December 31, 1998 and 1999, and the three months ended March 31, 1999 and 2000, earnings were insufficient to cover fixed charges by $57.4 million, $22.5 million, $11.3 million and $5.1 million, respectively, and $22.6 million and $5.1 million for the year ended December 31, 1999, Pro forma and the three months ended March 31, 2000, Pro forma, respectively.

(7) EBITDAX is calculated as income (loss) before extraordinary items, excluding interest expense and other debt expenses, income taxes, exploration expenses, restructuring expense, depletion, depreciation, amortization, gain on sale of oil and gas properties, impairment of oil and gas properties and other non-cash charges of $0.6 million in 1999. EBITDAX is not a measure of performance or cash flow as determined by generally accepted accounting principles ("GAAP"). Certain items excluded from EBITDAX are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of EBITDAX. The Company uses EBITDAX as a measure to gauge its operating performance, with emphasis placed on revenue and cost trends, changes from period to period and variances from management forecasts. We have excluded restructuring expenses, which management believes are nonrecurring, and excluded exploration expenses, which management believes provides more consistency in measuring operating performance of comparable companies, regardless whether such companies use full cost accounting (and therefore do not expense exploration costs) or successful efforts accounting. In conjunction with EBITDAX, we use GAAP and other operating measures to evaluate our operating performance. We do not, and did not during any of the periods presented above, use any single specific measure, including EBITDAX, to evaluate or modify the conduct of its operations. In addition, EBITDAX is a measure used by certain investors in evaluating the operating performance of comparable oil and gas exploration and production companies. EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. EBITDAX is not necessarily comparable to a similarly titled measure of another company.

                       SUMMARY RESERVE AND OPERATING DATA

     The following table shows certain summary reserve and operating data for each of the three years in the period ended December 31, 1999. Our estimated net proved reserves for each of the three years in the period ended December 31, 1999 are based on a reserve report prepared by H.J. Gruy & Associates, Inc. ("Gruy"), independent petroleum engineers. Detailed additional information concerning our oil and natural gas production activities is contained in the Supplementary Information in Note 12 to the Notes to Financial Statements.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1998        1999
                                                             --------    --------    --------
ESTIMATED PROVED RESERVES (PERIOD-END):
Oil and other liquid hydrocarbons (Mbbls)..................     2,953       5,294       7,623
Natural gas (Mmcf).........................................   354,867     283,559     158,700
Natural gas equivalent (Mmcfe).............................   372,585     315,323     204,438
  % proved developed.......................................        73%         64%         68%
PV-10 Value(1) (in thousands)..............................  $378,811    $234,284    $241,091
PRODUCTION DATA:
Oil and other liquid hydrocarbons (Mbbls)..................       226         375         367
Natural gas (Mmcf).........................................    30,202      35,557      22,392
Natural gas equivalent (Mmcfe).............................    31,558      37,807      24,594
AVERAGE SALES PRICE PER UNIT(2):
Oil and other liquid hydrocarbons (per Bbl)................  $  19.34    $  13.09    $  16.77
Natural gas (per Mcf)......................................      2.27        2.09        2.12
Natural gas equivalent (per Mcfe)..........................      2.31        2.10        2.18
AVERAGE PRODUCTION EXPENSES (PER MCFE).....................  $   0.35    $   0.53    $   0.64
GENERAL AND ADMINISTRATIVE EXPENSES (PER MCFE).............  $   0.22    $   0.19    $   0.30

---------------

(1) PV-10 Value is not necessarily indicative of actual future cash flows. See "Risk Factors -- Uncertainties in Estimating Reserves and Future Net Cash Flows".

(2) Includes the effects of hedging activities.

                    CAUTION AS TO FORWARD-LOOKING STATEMENTS

     Statements contained in this document and other materials we have filed or will file with the Securities and Exchange Commission (as well as information included in oral or other written statements made or to be made by us or our representatives) that are forward-looking in nature and relate to matters such as our anticipated operating and financial performance, our business prospects and our developments and results are "foward-looking statements". Our actual performance, prospects, developments and results may differ materially from any or all anticipated results due to economic conditions and other risks, uncertainties and circumstances partly or totally outside our control, including rates of inflation, crude oil and natural gas prices, uncertainty of reserve estimates, rates and timing of future production of oil and gas, exploratory and development activities, acquisition risks and activities, changes in the level and timing of future costs and expenses related to drilling and operating activities and those risks described under "Risk Factors" below.

     Words such as "anticipated", "expect", "estimate", "project" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include the risks described in "Risk Factors".

                                  RISK FACTORS

     The reclassification of shares of Existing Preferred Stock into shares of Common Stock is subject to a number of risks, including those discussed below. Before deciding whether to consent to the Reclassification, you should carefully consider the following risk factors, together with all other information set forth in this Statement. Risk factors have been listed in three sections: (i) risk factors for all securityholders; (ii) risk factors relevant especially for holders of Existing Preferred Stock; and (iii) risk factors for holders of Common Stock.

RISK FACTORS FOR ALL SECURITYHOLDERS

     We caution you that the following identified risks could affect our actual results in the future in addition to those routine risks for exploration and production companies similar to us generally discussed in "Estimated Proved Reserves -- Uncertainties in Estimating Reserves and Future Net Cash Flows" included elsewhere in this Statement.

     Substantial Leverage; Inability to Service Debt; Lack of Liquidity; Substantial Capital Requirements. As of March 31, 2000, we had approximately $268.2 million principal amount of debt outstanding ($255.4 million recorded on the balance sheet), a stockholders' deficit in our accounts of approximately $81.0 million and cash on hand of approximately $33.6 million (excluding restricted cash of $7.5 million). We made payments of principal and interest on our debt of approximately $24.2 million in April 2000. We have interest payments of $15.4 million due in October 2000. We have significant debt outstanding relative to our asset base and cash flows. Our ability to service our debt is primarily dependent on our operational cash flows which are, in turn, dependent on various factors outside of our control, including the oil and natural gas commodity markets, and upon our exploration and development drilling success. To the extent such factors negatively affect cash flows, our ability to meet our debt obligations may be impaired. Therefore, there can be no assurance that we will have sufficient funds to meet all of our future debt obligations.

     Historically, we have financed our operational activities (including acquisitions, exploration and development of oil and natural gas properties) primarily through the issuance of debt and equity securities, through various credit facilities and with internally generated funds. We currently have plans for capital expenditures to continue our operational activities. It is ordinarily necessary for us, and for any exploration and production company, to continue making capital expenditures for drilling activities to replace produced reserves. However, we do not currently have ready access to additional sources of financing for such activities outside of internally generated cash flows and proceeds from asset sales. Therefore, no assurance can be given that we will have adequate funds available to fund our operational activities and carry out our strategy. While one purpose of the Reclassification is to improve our access to possible additional equity financing, there is no assurance that we will be able to obtain any such financing, particularly in light of our significant outstanding debt and because of credit risk. Because we have virtually no assets that are not mortgaged to existing debtholders, we also are effectively precluded from additional debt financings, and, in any event, the terms of our current debt instruments severely restrict our ability to incur additional debt and also significantly restrict our ability to engage in asset sales without applying at least some of the proceeds to the repayment of existing debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Depletion of Reserves; Necessity of Successful Exploration and Development. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore, our cash flow and income, are highly dependent upon our success in efficiently developing our current reserves and acquiring additional reserves that are economically recoverable.

     Volatility of Crude Oil and Natural Gas. Our financial results are affected significantly by the prices received for our crude oil and natural gas production. Historically, including in recent years, the markets for crude oil and natural gas have been volatile. The prices we receive for our crude oil and natural gas production and the levels of our production are subject to government regulation, legislation and policies. Our future financial condition and results of operations will depend, in part, upon the prices received for our oil and natural gas production, as well as the costs of finding, acquiring, developing and producing reserves.

     Operating Hazards, Risks of Transportation Access and Uninsured Risks. Oil and gas drilling activities are subject to numerous risks, many of which are uninsurable, including the risk that no commercially viable oil or natural gas production will be obtained. Many of such risks are beyond our control. Our decisions to purchase, explore or develop a prospect or property will depend in part on our evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. The cost of drilling, completing and operating wells is often uncertain, and overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Technical problems encountered in actual drilling, completion and workover activities can delay such activities and add substantial costs to a project. Further, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, compliance with government permitting requirements, shortages of or delays in obtaining equipment, reductions in product prices and limitations in the market for products.

     The availability of a ready market for our oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines or trucking and terminal facilities. Natural gas wells may be partially or totally shut in for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity.

     Our oil and natural gas business also is subject to all of the operating risks associated with the drilling for and production of oil and natural gas, including, but not limited to, uncontrollable flows of oil, natural gas, brine or well fluids into the environment (including groundwater and shoreline contamination), blowouts, cratering, mechanical difficulties, fires, explosions, pollution and other risks, any of which could result in substantial losses to us. Although we maintain insurance at levels that we believe are consistent with industry practices, we are not fully insured against all risks. Losses and liabilities arising from uninsured and underinsured events could have a material adverse effect on our financial condition and operations.

RISK FACTORS FOR HOLDERS OF EXISTING PREFERRED STOCK

     No Assurance That Reclassification Will Keep Us out of Insolvency Proceedings. The purpose of the Reclassification is to improve our financial condition by eliminating the senior claim on our assets of Existing Preferred Stock, including eliminating approximately $9.0 million in accumulated but unpaid dividends on the Existing Preferred Stock, and thereby to provide flexibility for possible future equity financings or a strategic transaction such as a combination with another company. However, the Reclassification will not assure that we will be able to avoid liquidation or bankruptcy, or proceedings relating thereto, in the future. Even if the Reclassification is approved, we will still be dependent upon our cash flow from operations to service our existing debt and may, over the longer term, be unable to do so without additional outside financing or a strategic combination, neither of which may be available to us. In the event of bankruptcy or insolvency proceedings, our Common Stockholders, including holders of Existing Preferred Stock who become Common Stockholders pursuant to the Reclassification, may receive nothing or nominal amounts.

     Loss of Preference. At present, our Existing Preferred Stock ranks senior to our Common Stock upon our liquidation or bankruptcy. Following the Reclassification, in the event of our liquidation or bankruptcy, former holders of Existing Preferred Stock will share pro rata with other holders of Common Stock in any distributions to be made to such holders and, therefore, may recover in such events less than they would have recovered absent the Reclassification. In addition, following the Reclassification and the extinguishing of the Existing Preferred Stock, we would have the right under our charter to establish one or more new series of preferred stock with a liquidation preference over the Common Stock. Although we currently have no intention of establishing such a series of preferred stock, our Charter would allow us to do so without stockholder consent. Moreover, there is no assurance that any amount would be available for holders of Common Stock in the event of our liquidation, dissolution or reorganization under bankruptcy proceedings.

     Elimination of Accumulated and Unpaid Dividends. At May 1, 2000, there were approximately $9.0 million ($6.5625 per share) of accumulated and unpaid dividends on the Existing Preferred Stock. As a result of the Reclassification, all accumulated and unpaid dividends on the Existing Preferred Stock will be extinguished. The $3.50 per share in cash to be received by holders of Existing Preferred Stock is much less than the aggregate liquidation or redemption prices for such stock, which would include accumulated but unpaid dividends thereon.

     Elimination of Right to Elect Two Directors. Under the terms of the Existing Preferred Stock, the holders thereof as a single class currently have the right to elect two additional members to the Board of Directors due to the Company's failure to pay dividends for six or more quarters. If the Reclassification is consummated, the Existing Preferred Stock will cease to exist and, therefore, its holders will no longer have a right to elect two additional directors as a class.

     Fraudulent Transfer. Under relevant federal and state fraudulent transfer or conveyance statutes, generally stated, if a court found that we, in effectively paying cash to the holders of Existing Preferred Stock pursuant to the Reclassification by issuing and immediately redeeming the Cash Equivalent Preferred Stock, (i) intended to hinder, delay or defraud creditors or (ii) were insolvent or rendered insolvent by reason of such payment, (iii) were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital or (iv) intended to incur, or believed that we would incur, debts beyond our ability to pay as they matured, the court could take action that could include, under certain circumstances, invalidating such payment or recovering all or part of it from the former holders of Existing Preferred Stock or otherwise unwind the Reclassification. We do not believe that such payment would constitute a fraudulent transfer on any of the grounds described above, but there is no assurance that a court would agree with such belief or that an action seeking such result will not be brought. The measure of insolvency for purposes of the foregoing tests for a fraudulent transfer will vary depending upon the law of the jurisdiction which is being applied, and the Company is unable to determine which law might apply at the present time.

     Possible Taxable Income Recognition from Reclassification. Holders of Existing Preferred Stock may be required to recognize gain from the Reclassification up to the amount of the $3.50 cash received pursuant to the Reclassification. For a detailed discussion, see "Certain United States Federal Income Tax Consequences".

RISK FACTORS FOR HOLDERS OF COMMON STOCK

     Issuance of Additional Shares of Common Stock. If the Reclassification is completed, 1,365,173 additional shares of Common Stock will be issued to holders of Existing Preferred Stock, representing approximately 9.4% of the Common Stock to be outstanding after the Reclassification. Accordingly, approval of the Reclassification will result in dilution to holders of Common Stock.

     Lack of Dividends. No dividends have ever been declared on our Common Stock, and we do not anticipate paying dividends on our Common Stock in the foreseeable future. Under the term of our debt securities, we are at present prohibited from paying dividends on our Common Stock. For information on market prices of our Common Stock, see "Trading and Market Prices".

                                 CAPITALIZATION

     The following table shows our consolidated capitalization as of March 31, 2000 on a historical basis and pro forma to give effect to the Reclassification as if it had occurred on March 31, 2000. You should read this in conjunction with "Unaudited Pro Forma Consolidated Financial Information", "Selected Consolidated Financial Information", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this document.

                                                                   AS OF MARCH 31, 2000
                                                                  ----------------------
                                                                  HISTORICAL   PRO FORMA
                                                                  ----------   ---------
                                                                      (IN THOUSANDS)
    Cash and cash equivalents...................................   $ 33,551    $ 28,773
                                                                   ========    ========
    Long-term debt, including current maturities:
      14% Senior Secured Notes due 2003.........................   $ 95,620    $ 95,620
      10 3/8% Senior Subordinated Notes due 2006................    151,373     151,373
      8 1/2% Convertible Subordinated Debentures due 2000(1)....      8,406       8,406
                                                                   --------    --------
              Total long-term debt, including current
                maturities......................................    255,399     255,399
                                                                   --------    --------
    Stockholders' deficit.......................................    (81,040)    (85,818)
                                                                   --------    --------
              Total capitalization..............................   $174,359    $169,581
                                                                   ========    ========

---------------

(1) Matured and paid in April 2000.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated balance sheet as of March 31, 2000 gives effect to the Reclassification as if had occurred on March 31, 2000. The following statements of operations for the year ended December 31, 1999, and for the three months ended March 31, 2000 give effect to the Reclassification as if had occurred on January 1, 1999. The unaudited pro forma consolidated balance sheet as of March 31, 2000 and statements of operations for the year ended December 31, 1999 and for the three months ended March 31, 2000 are based upon the Financial Statements included elsewhere in this document.

     The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The pro forma financial information does not purport to represent what our results of operations or financial position would actually have been had the Reclassification in fact occurred on the assumed dates. In addition, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of our future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 2000
                                 (IN THOUSANDS)

                                                      HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                      ----------      -----------      ---------
Cash and cash equivalents...........................  $  33,551         $(4,778)(a)    $  28,773
Accounts receivable.................................     23,119              --           23,119
Accounts receivable -- drilling programs............        233              --              233
Prepaid expenses and other current assets...........        892              --              892
                                                      ---------         -------        ---------
          Total current assets......................     57,795          (4,778)          53,017
                                                      ---------         -------        ---------
Unproved properties.................................     21,914              --           21,914
Properties subject to amortization..................    403,135              --          403,135
Pipelines and other transportation assets, at
  cost..............................................      1,582              --            1,582
Furniture, fixtures and equipment...................      3,596              --            3,596
                                                      ---------         -------        ---------
          Total property and equipment..............    430,227              --          430,227
Less: Accumulated depreciation, depletion and
  amortization......................................   (286,684)                        (286,684)
                                                      ---------                        ---------
          Total property and equipment, net.........    143,543              --          143,543
Restricted cash.....................................      7,500              --            7,500
Other non-current assets, net.......................        492              --              492
                                                      ---------         -------        ---------
          Total assets..............................  $ 209,330         $(4,778)       $ 204,552
                                                      =========         =======        =========
Accounts payable and accrued expenses...............  $  34,808         $    --        $  34,808
Accounts payable -- drilling programs...............        163              --              163
Current portion of long-term debt...................      8,406              --            8,406
                                                      ---------         -------        ---------
          Total current liabilities.................     43,377              --           43,377
                                                      ---------         -------        ---------
10 3/8% Senior Subordinated Notes...................    151,373              --          151,373
14% Senior Secured Notes............................     95,620              --           95,620
                                                      ---------         -------        ---------
          Total long-term debt......................    246,993              --          246,993
                                                      ---------         -------        ---------
          Total liabilities.........................    290,370              --          290,370
                                                      ---------         -------        ---------
Commitments and Contingencies
Preferred stock.....................................      2,048          (2,048)(a)           --
Common stock........................................      1,321             137(a)         1,458
Additional paid-in capital..........................    301,513          (2,867)(a)      298,646
Accumulated deficit.................................   (385,922)             --         (385,922)
                                                      ---------         -------        ---------
          Total Stockholders' deficit...............    (81,040)         (4,778)         (85,818)
                                                      ---------         -------        ---------
          Total liabilities and stockholders'
            deficit.................................  $ 209,330         $(4,778)       $ 204,552
                                                      =========         =======        =========

---------------

(a) Reflects the Reclassification of 1,365,173 shares of Existing Preferred Stock into 1,365,173 shares of Common Stock and 1,365,173 shares of Cash Equivalent Preferred Stock and the immediate and mandatory redemption of each share of Cash Equivalent Preferred Stock at $3.50 per share in cash.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                            ----------   -----------     ---------
Oil and gas revenues......................................   $ 54,107      $   --        $ 54,107
Interest and other income.................................      1,974        (239)(a)       1,735
Gain on sale of oil and gas properties....................     25,863          --          25,863
                                                             --------      ------        --------
          Total revenues..................................     81,944        (239)         81,705
                                                             --------      ------        --------
Production expenses.......................................     15,541          --          15,541
Exploration expenses......................................      5,736          --           5,736
General and administrative expenses.......................      7,463          --           7,463
Interest and other debt expenses..........................     38,002          --          38,002
Depreciation, depletion and amortization..................     35,986          --          35,986
                                                             --------      ------        --------
          Total expenses..................................    102,728          --         102,728
                                                             --------      ------        --------
Loss before income taxes..................................    (20,784)       (239)        (21,023)
Income taxes..............................................         --          --              --
                                                             --------      ------        --------
Net loss(d)...............................................    (20,784)       (239)        (21,023)
Preferred stock dividends.................................     (4,207)      5,633(b)        1,426
                                                             --------      ------        --------
Net loss applicable to common stock.......................   $(24,991)     $5,394        $(19,597)
                                                             ========      ======        ========
Basic and diluted loss per common share...................      (1.08)                      (0.60)
Weighted average common shares outstanding................     12,871       1,365(c)       14,236

---------------

(a) To record a reduction in interest income as a result of a use of cash for the Reclassification.

(b) Reflects adjustment to Existing Preferred Stock dividends due to the Reclassification.

Reduction of dividends......................................  $4,207
Excess carrying value.......................................   1,426
                                                              ------
Increase in earnings available to common stockholders.......  $5,633
                                                              ======

(c) To adjust the weighted average common shares outstanding for the effects of the Reclassification.

(d) Net loss excludes an extraordinary gain, net of $11.1 million related to the repurchase of $46.1 million of the outstanding amount of the 7 7/8% Convertible Subordinated Notes and the 8 1/2% Convertible Subordinated Debentures, the repurchase of $35 million of 14% Senior Secured Notes at 104% of the stated principal amount, and the repayment of the Credit Facility.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                              HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                              ----------   -----------   ---------
Oil and gas revenues........................................   $15,227       $   --       $15,227
Interest and other income...................................       313          (60)(a)       253
Gain on sale of oil and gas properties......................     3,361           --         3,361
                                                               -------       ------       -------
          Total revenues....................................    18,901          (60)       18,841
                                                               -------       ------       -------
Production expenses.........................................     2,855           --         2,855
Exploration expenses........................................     2,321           --         2,321
General and administrative expenses.........................     1,630           --         1,630
Interest and other debt expenses............................     8,809           --         8,809
Depreciation, depletion and amortization....................     8,023           --         8,023
                                                               -------       ------       -------
          Total expenses....................................    23,638           --        23,638
                                                               -------       ------       -------
Loss before income taxes....................................    (4,737)         (60)       (4,797)
Income taxes................................................        --           --            --
                                                               -------       ------       -------
Net loss....................................................    (4,737)         (60)       (4,797)
Preferred stock dividends...................................      (895)         895(b)         --
                                                               -------       ------       -------
Net loss applicable to common stock.........................   $(5,632)      $  835       $(4,797)
                                                               =======       ======       =======
Basic and diluted loss per common share.....................   $ (0.43)                   $ (0.33)
Weighted average common shares outstanding..................    13,212        1,365(c)     14,577

---------------

(a) To record a reduction in interest income as a result of a use of cash for the Reclassification.

(b) Reflects adjustment to Existing Preferred Stock dividends due to the Reclassification.

(c) To adjust the weighted average common shares outstanding for the effects of the Reclassification.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following tables present selected financial data derived from our audited and unaudited Financial Statements. The historical financial information for the year ended December 31, 1995 reflects the Consolidation (as defined herein) in February 1995. Before the Consolidation, the financial information reflects Kelley Oil's historical results of operations. The impact of the acquisition of the SCANA Petroleum Resources, Inc. properties is reflected in the selected financial data as of December 1, 1997. The historical financial information for the year ended December 31, 1999 gives effect to the impact of the sale of properties to Phillips, the Subordinated Repurchase, the repayment of all borrowings outstanding under our revolving credit facility, our repurchase of $35 million stated principal amount of the outstanding 14% Senior Secured Notes, the exchange of 368,633 shares of our preferred stock for 5,529,495 shares of our common stock and the reverse 1 for 10 common stock split. "Subordinated Repurchase" means our purchase of an aggregate of approximately $46.1 million aggregate principal amount of our 7 7/8% Convertible Subordinated Notes due 1999 and our 8 1/2% Convertible Subordinated Debentures due 2000 at a purchase price of $590 per $1,000 principal amount pursuant to an Offer to Purchase dated April 19, 1999, as amended. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Financial Statements included elsewhere in this document.

                                                                                                           THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                             ------------------------------------------------------   ----------------------
                                               1995        1996       1997        1998       1999       1999        2000
                                             ---------   --------   ---------   --------   --------   --------   -----------
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)         (UNAUDITED)
INCOME STATEMENT DATA:
Oil and gas revenues.......................  $  36,998   $ 60,854   $  75,864   $ 79,150   $ 54,107   $ 15,507    $ 15,227
Interest and other income..................      1,763      1,429         274        505      1,974        161         313
Gain on sale of oil and gas
  properties(1)............................         --         --          --         --     25,863                  3,361
                                             ---------   --------   ---------   --------   --------   --------    --------
        Total revenues.....................     38,761     62,283      76,138     79,655     81,944     15,668      18,901
                                             ---------   --------   ---------   --------   --------   --------    --------
Production expenses........................     10,835     10,709      10,955     19,878     15,541      5,284       2,855
Exploration expenses.......................     23,387      5,438       5,433     12,034      5,736      1,370       2,321
General and administrative expenses........      7,030      8,953       6,875      7,077      7,463      1,374       1,630
Interest and other debt expenses...........     21,956     24,401      25,071     33,333     38,002      8,666       8,809
Restructuring expenses.....................      1,115      4,276          --         --         --         --          --
Depreciation, depletion and amortization...     35,591     20,440      25,853     38,602     35,986      9,960       8,023
Impairment of oil and gas properties(2)....    150,138         --          --     25,738         --         --          --
                                             ---------   --------   ---------   --------   --------   --------    --------
Income (loss) before income taxes and
  extraordinary item.......................   (211,291)   (11,934)      1,951    (57,007)   (20,784)   (10,986)     (4,737)
Provision for taxes........................         --         --          --         --         --         --          --
                                             ---------   --------   ---------   --------   --------   --------    --------
Net income (loss) before extraordinary
  item.....................................   (211,291)   (11,934)      1,951    (57,007)   (20,784)   (10,986)     (4,737)
Extraordinary (loss) gain(3)...............         --    (17,030)         --         --     11,051         --          --
                                             ---------   --------   ---------   --------   --------   --------    --------
Net income (loss)..........................  $(211,291)  $(28,964)  $   1,951   $(57,007)  $ (9,733)  $(10,986)   $ (4,737)
                                             =========   ========   =========   ========   ========   ========    ========
Basic and diluted loss per common share
  before extraordinary item(4)(5)..........  $  (53.11)  $  (1.83)  $    (.26)  $  (4.89)  $  (1.94)  $  (0.96)   $  (0.43)
Basic and diluted loss per common
  share(4)(5)..............................  $  (53.11)  $  (3.72)  $    (.26)  $  (4.89)  $  (1.08)  $  (0.96)   $  (0.43)
Weighted average common shares
  outstanding(5)...........................      4,103      9,011      10,076     12,578     12,871     12,602      13,212
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges(6)......        N/A        N/A         1.1x       N/A        N/A        N/A         N/A
EBITDAX(7).................................  $  20,896   $ 42,621   $  58,308   $ 52,700   $ 33,675   $  9,010    $ 11,055
Capital expenditures, including
  acquisitions.............................     52,240     59,195     164,275     56,579     15,204      5,823       4,601
CASH FLOW DATA:
Net cash (used in) provided by operating
  activities...............................  $  (1,806)  $  9,262   $  39,604   $ 22,302   $ (8,471)  $  4,098    $  8,195
Net cash (used in) provided by investing
  activities...............................    (43,224)   (53,392)   (164,275)   (39,216)    67,338     (5,823)     15,230
Net cash provided by (used in) financing
  activities...............................     42,114     41,848     120,763     25,187    (56,932)        --        (244)

                                                              AS OF DECEMBER 31,                       AS OF
                                             ----------------------------------------------------    MARCH 31,
                                               1995       1996       1997       1998       1999        2000
                                             --------   --------   --------   --------   --------   -----------
                                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..................  $  6,352   $  4,070   $    162   $  8,435   $ 10,370    $ 33,551
Property and equipment, net................   128,642    158,468    293,613    256,455    165,756     143,543
Long term debt, excluding current
  maturities...............................   164,980    184,253    286,183    287,500    246,165     246,993
Stockholders' deficit......................   (45,568)   (30,535)    (5,621)   (66,939)   (76,303)    (81,040)
Total assets...............................   151,342    189,227    322,602    286,197    203,782     209,330

---------------

(1) Reflects the gain on the sale of properties to Phillips in May 1999, and the gain on the sale of a portion of the volumetric overriding royalty interest in March 2000. See "Business and Properties", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to the Consolidated Financial Statements.

(2) Reflects noncash impairment charges against the carrying value of proved and unproved properties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements."

(3) The extraordinary loss in 1996 was incurred in connection with the refinancing of the 13 1/2% Senior Notes and represents the excess of the aggregate purchase price of the 13 1/2% Senior Notes (including consent payments) over their carrying value as of the date the refinancing was consummated. The 1999 extraordinary gain of $11.1 million was related to debt repurchases and refinancings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements".

(4) Dividends on our cumulative preferred stock are deducted from "Net Income
    (Loss) Before Extraordinary Item" and "Net Income (Loss)" in calculating related per share amounts, whether or not declared, and amounted to $6.6 million, $4.6 million, $4.6 million, $4.6 million and $4.2 million for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, respectively and $1.1 million and $0.9 million for the three months ended March 31, 1999 and 2000, respectively.

(5) Reflects, for all periods, our 1 for 10 reverse stock split in 1999. See
    Note 5 in Notes to Consolidated Financial Statements.

(6) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations, excluding interest income of $0.6 million, $0.9 million, $0.2 million, $0.2 million, $1.6 million, $0.2 million, and $0.3 million for the years ended December 31, 1995, 1996, 1997, 1998 and 1999, and the three months ended March 31, 1999 and 2000, respectively, plus fixed charges. Fixed charges consist of interest expense and other debt expenses and interest within rental expense of $0.6 million, $0.4 million, $0.3 million, $0.2 million, $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000, respectively. For the years ended December 31, 1995, 1996, 1998 and 1999, and the three months ended March 31, 1999 and 2000, earnings were insufficient to cover fixed charges by $211.9 million, $12.8 million, $57.4 million, $22.5 million, $11.3 million and $5.1 million, respectively.

(7) EBITDAX is calculated as income (loss) before extraordinary items, excluding interest expense and other debt expenses, income taxes, exploration expenses, restructuring expense, depletion, depreciation, amortization, gain on sale of oil and gas properties, impairment of oil and gas properties and other non-cash charges of $0.6 million in 1999. EBITDAX is not a measure of performance or cash flow as determined by generally accepted accounting principles ("GAAP"). Certain items excluded from EBITDAX are significantly components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of EBITDAX. The Company uses EBITDAX as a measure to gauge its operating performance, with emphasis placed on revenue and cost trends, changes from period to period and variances from management forecasts. We have excluded restructuring expenses, which management believes are nonrecurring and excluded exploration expenses, which management believes provides more consistency in measuring operating performance of comparable companies, regardless of whether such companies use full cost accounting (and therefore do not expense exploration costs) or successful efforts accounting. In conjunction with EBITDAX, we use GAAP and other operating measures to evaluate its operating performance. We do not, and did not during any of the periods presented above, use any single specific measure, including EBITDAX, to evaluate or modify the conduct of its operations. In addition, EBITDAX is a measure used by certain investors in evaluating the operating performance of comparable oil and gas exploration and production companies. EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. EBITDAX is not necessarily comparable to a similarly titled measure of another company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in conjunction with the information contained in our Financial Statements included elsewhere in this document.

GENERAL

     Introduction. We are engaged in oil and natural gas acquisition, exploration, development and production. Our 1999 operational activities were focused primarily on exploiting our north Louisiana properties and exploration activities on our south Louisiana and offshore interests. In 1999, we drilled or participated in drilling 11 gross (2.69 net) development wells and 3 gross (1.02 net) exploratory wells of which 8 gross (1.72 net) and 3 gross (1.02 net), respectively, have been completed as producing wells.

     General Conditions of the Oil and Natural Gas Industry and Commodity Prices. The prices of oil and natural gas have improved significantly over the past several months. However, cash prices and NYMEX based prices for both oil and natural gas continue to fluctuate significantly on an intra-month, month-to-month, and future year basis, reflecting the volatility of commodity prices. We have benefited from these higher prices in the form of increased operating cash flows and are dependent on such cash flows to fund future obligations and capital expenditures. However, given the volatility of commodity prices there can be no assurance that current levels can be sustained (see "Risk Factors"). A decrease in the current level of commodity prices could have a materially adverse impact on our results of operations, liquidity, and ability to meet our future obligations. Additionally, we must provide cash collateral for any hedges (through swap or other agreements) to cover counter-party risk. Hence, the volume of oil and/or natural gas production we hedge is severely limited, thereby reducing our ability to mitigate the impact of volatile commodity prices.

     Hedging Activities. We periodically use forward sales contracts, natural gas and crude oil price swap agreements, natural gas basis swap agreements and options to reduce exposure to downward price fluctuations on our natural gas and crude oil production. We do not engage in speculative transactions. During 1999 and 2000, we used price and basis swap agreements. Price swap agreements generally provide for us to receive or make counterparty payments on the differential between a fixed price and a variable indexed price for natural gas and oil. Basis swap agreements generally provide for us to receive or make counterparty payments on the differential between a variable indexed price and the price received from the sale of natural gas production, and are used to hedge against unfavorable price movements in the relationship between such variable indexed price and the price received for such production. Gains and losses we realize from hedging activities are included in oil and gas revenues and average sales prices in the period that the related production is sold. Our hedging activities also cover the oil and gas production attributable to the interest in such production of the public unitholders in our subsidiary partnerships.

     Through natural gas price swap agreements, we hedged approximately 65%, 49% and 50% of our natural gas production for 1997, 1998 and 1999, respectively, at average NYMEX quoted prices of $2.35, $2.31 and $2.17, per Mmbtu, respectively, before transaction and transportation costs. Through crude oil price swap agreements, we hedged approximately 29% of our crude oil production for 1999 at an average NYMEX quoted price of $20.00 per bbl, before transaction and transportation costs. No crude oil was hedged in either 1997 or 1998. Hedging activities decreased crude oil and natural gas revenues by approximately $4.2 million in 1997 and $0.2 million in 1999, respectively, and increased such revenues by approximately $3.5 million in 1998 as compared to estimated revenues had no hedging activities been conducted. For the quarters ended March 31, 1999 and 2000, we hedged approximately 66% and 49% of our natural gas production, respectively, at average NYMEX quoted prices of $2.27 and $2.48, per Mmbtu, respectively, before transaction and transportation costs. Through crude oil price swap agreements, we also hedged approximately 67% of our crude oil production for the three months ended March 31, 2000 at an average NYMEX quoted price of $25.09 per bbl, before transaction and transportation costs. No crude oil was hedged in the three month period ended March 31, 1999. Hedging activities increased oil and gas revenues by approximately $2.5 million in the three months ended March 31, 1999, and decreased oil and gas revenues by approximately $0.2 million for the three months ended March 31, 2000, as compared to estimated revenues had no hedging activities been conducted.

     As of March 31, 2000, 6,420,000 Mmbtus of natural gas production for April through October 2000 has been hedged by natural gas price swap agreements at an average NYMEX quoted price of $2.60 per Mmbtu before transaction and transportation costs. As of March 31, 2000, 107,000 bbls of crude oil production for April through August 2000 has been hedged by crude oil price swap agreements at an average NYMEX quoted price of $27.00 per bbl before transaction and transportation costs. At March 31, 2000, the unrealized loss on the Company's existing hedging instruments for future production months in 2000 approximated $1.9 million.

     The credit risk exposure from counterparty nonperformance on natural gas forward sales contracts and derivative financial instruments is generally the amount of unrealized gains under the contracts. We have not experienced counterparty nonperformance on these agreements and do not anticipate any in future periods.

     Other Developments. Effective July 30, 1999, we changed our name to Contour Energy Co. and our NASDAQ ticker symbol to CONCC. Concurrent with the name change, we established our authorized capital stock at 22 million shares, 20 million of which were designated as common stock and 2 million as preferred stock, and effected a 1 for 10 reverse stock split, reducing the total outstanding shares of Common Stock from approximately 126 million to approximately 12.6 million (without giving effect to the preferred stock exchange offer described in the following paragraph). On August 30, 1999, at market close, the Common Stock and Existing Preferred Stock, which traded under the symbols of CONCC and CONCP, were delisted from the Nasdaq SmallCap Market. These actions were taken as a result of our failure to meet the requirements for continued listing on this exchange. On August 31, 1999, at market open, our stock began trading on the OTC Bulletin Board under the symbols of CONC and CONCP.

     On June 28, 1999, we began an offer to exchange 15 shares of Common Stock (or 1.5 shares on a post-split basis) for each share of Existing Preferred Stock. Pursuant to the exchange offer, 368,633 shares of Existing Preferred Stock were tendered representing approximately 21% of the total Existing Preferred Stock outstanding. In July 1999, the shares were exchanged for 552,950 shares of newly issued Common Stock (after giving effect to the 1 for 10 reverse stock split), increasing the outstanding Common Stock to approximately 13.2 million shares. With the exchange, we eliminated dividend arrearages of approximately $1.5 million.

     In March 2000, we sold part of our volumetric overriding royalty interest ("VORI"). The net proceeds from the sale approximated $20 million. Since the portion of the reserves sold (approximately 16.5 Bcf) includes production beginning April 1, 2003, near-term cash flows of the company were not impacted. In the first quarter of 2000, we recognized a gain of $3.4 million related to this transaction.

RESULTS OF OPERATIONS

     Quarters Ended March 31, 2000 and 1999.

     The following table sets forth certain operating data regarding net production, average sales prices, production expenses and revenues associated with our oil and natural gas operations for the periods indicated.

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               1999        2000
                                                              -------     -------
NET PRODUCTION DATA:
  Oil and other liquid hydrocarbons (Mbbls).................    82.8       112.3
  Natural gas (Mmcf)........................................   7,247       4,808
  Natural gas equivalent (Mmcfe)............................   7,744       5,482
AVERAGE SALES PRICE PER UNIT (INCLUDING THE EFFECTS OF
  HEDGING):
  Oil and other liquid hydrocarbons (per Bbl)...............  $11.63      $23.69
  Natural gas (per Mcf).....................................    1.97        2.51
  Natural gas equivalent (per Mcfe).........................    1.97        2.69
COST PER MCFE:
  Lifting costs.............................................  $  .59      $  .44
  Severance and ad valorem taxes............................     .10         .08
  General and administrative expenses.......................     .18         .30
  Depreciation, depletion and amortization (oil and gas
     activities)............................................    1.20        1.44
  Interest expense, excluding accretion and amortization....     .96        1.44

     Our oil and gas revenues of $15.2 million for the first quarter of 2000 decreased 2% compared to $15.5 million in the same period of 1999 primarily as a result of a decrease in gas production (34%) which was related to the sale of interests in certain north Louisiana fields to Phillips Petroleum Company ("Phillips Transaction") in the second quarter of 1999 (see Liquidity and Capital Resources). Partially offsetting this gas production decline was higher oil production (36%) related to increases in offshore oil production, higher gas prices (27%) and higher oil prices (104%). The first quarter of 2000 includes a gain of $3.4 million on the sale of a portion of our VORI, (see Liquidity and Capital Resources).

     Interest and other income increased from $0.2 million in the first quarter of 1999 to $0.3 million in the first quarter of 2000. This increase was due to higher average cash balances in the current period and a $46,000 gain related to the partial redemption of the Company's 8 1/2% Convertible Subordinated Debentures.

     Production expenses for the first quarter of 2000 decreased 45% to $2.9 million from $5.3 million in the same period last year, resulting primarily from the Phillips Transaction and lower workover expenses. Lifting costs (production expenses less ad valorem and severance taxes) per Mcfe for the first quarter of 2000 decreased 25% to $0.44, when compared to the same period in 1999, reflecting higher workover expenses in the first quarter of 1999 and an ongoing cost reduction program on our operated properties.

     Exploration expenses totaled $2.3 million in the first quarter of 2000 and $1.4 million in the corresponding period of 1999, an increase of 64%, due to higher dry hole expenses and higher unevaluated leasehold abandonment expenses.

     General and administrative (G&A) expenses of $1.6 million in the first quarter of 2000 increased 14% compared to $1.4 million in the corresponding period last year. Reductions of $0.4 million in G&A expense for allocations to exploration expense and in overhead recovery masked an overall 8% decline in total G&A expenses compared to the first quarter of 1999. On a unit basis, G&A expenses were $0.30 per Mcfe in the first quarter of 2000 compared to $0.18 per Mcfe in the corresponding quarter of 1999.

     Interest and other debt expenses of $8.8 million in the first quarter of 2000 increased 1% from $8.7 million in the same period of 1999. The increase in interest expense resulted primarily from higher average interest rates during the current period due to the issuance of the 14% Senior Secured Notes in May 1999. In addition to 2000 cash interest expense of $7.9 million, we recorded non-cash charges in the first quarter of 2000 of $0.6 million for amortization of debt issuance costs, $0.2 million for accretion of note discount and $0.1 million for accretion of debt valuation discount.

     Depreciation, depletion and amortization (DD&A) expense decreased 20% from $10.0 million in the first quarter of 1999 to $8.0 million in the current period, primarily as a result of lower natural gas production related to the Phillips Transaction, partially offset by $1.3 million of DD&A expense in the current period related to the Bayou Sauveur field (Bourg wells). This results from the amortization of the total well costs of both the Bourg no.1 and Bourg no. 2 wells over the current proved developed reserves in the Bayou Sauveur field. The units-of-production DD&A rate for oil and gas activities was $1.20 per Mcfe in the first quarter 1999 compared to $1.44 per Mcfe in the current period. Excluding the impact of the Bayou Sauveur field, the DD&A rate for the first quarter of 2000 was $1.22 per Mcfe.

     We recognized a net loss of $4.7 million in the first quarter of 2000 and a net loss of $11.0 million in the same period last year. The reasons for the increase in earnings are described in the foregoing discussion.

     The results of operations for the quarter ended March 31, 2000 are not necessarily indicative of results to be expected for the full year.

     Years Ended December 31, 1999 and 1998. Our oil and gas revenues of $54.1 million for 1999 decreased 32% compared to $79.2 million in 1998 primarily as a result of lower natural gas production (37%). The decrease in gas production is primarily due to production associated with our interests in the Bryceland, West Bryceland and Sailes fields in north Louisiana which were sold to Phillips in the second quarter of 1999. See "Liquidity and Capital Resources" for further discussion.

     Interest and other income increased from $0.5 million in 1998 to $2.0 million in 1999 primarily due to higher cash balances in the current year.

     Production expenses for 1999 decreased 22% to $15.5 million from $19.9 million in the prior year, resulting primarily from north Louisiana properties sold to Phillips in the second quarter of 1999. Lifting costs (production expenses less ad valorem and severance taxes) were $.54 per Mcfe in 1999 compared to $0.41 per Mcfe in 1998, a 32% increase, reflecting a higher percentage of offshore properties at higher lifting costs per unit after the second quarter 1999 sale of north Louisiana properties to Phillips.

     Exploration expenses decreased 53% from $12.0 million in 1998 to $5.7 million in 1999 due to decreased dry hole, seismic and unproved property abandonment expenses in the current year.

     General and administrative ("G&A") expenses of $7.5 million included $1.9 million of costs of a non-recurring nature related to professional, consulting and transaction costs. Ongoing G&A expenses of $5.6 million decreased 21% compared to $7.1 million in 1998. On a unit of production basis, general and administrative expenses were $0.30 per Mcfe in 1999 compared to $0.19 per Mcfe in 1998 reflecting the higher non-recurring professional, consulting and transaction costs. Excluding the non-recurring costs, G&A expenses were $0.23 per mcfe in 1999.

     Interest and other debt expenses of $38.0 million in 1999 increased 14% from $33.3 million in 1998. The increase in interest expense resulted primarily from higher average interest rates during the current year. In addition to 1999 cash interest expense of $33.5 million, we recorded non-cash charges in 1999 of $4.5 million for amortization of debt issuance costs, accretion of note discount and accretion of debt valuation discount. The 1999 cash interest expense of $33.5 million includes approximately $2.4 million of interest payments related to debt that was redeemed in 1999.

     DD&A expenses decreased 7% from $38.6 million in 1998 to $36.0 million in 1999, primarily as a result of lower production in 1999 due to the sale of north Louisiana properties to Phillips partially offset by $6.9 million of DD&A expense in the current year associated with the Bayou Sauveur field (Harry Bourg wells). The $6.9 million of DD&A expense results from the amortization of the total well costs of both the Bourg No. 1 and Bourg No. 2 wells over the current proved developed reserves in the Bayou

Sauveur field. The units-of-production DD&A rate for oil and gas activities was $1.01 per Mcfe in 1998 compared to $1.43 per Mcfe in 1999. Excluding the impact of the Bayou Sauveur field, the DD&A rate for 1999 was $1.17 per Mcfe.

     In 1998, under Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Activities", we recognized noncash impairment charges of $25.7 million against the carrying values of its proved and unproved oil and gas properties, aggregating $21.6 million and $4.1 million, respectively, for the year ended December 31, 1998 (see "Oil and Gas Properties" in Note 2 to Consolidated Financial Statements). No impairment was required in 1999.

     We recognized a net loss of $(9.7) million in 1999 and a net loss of $(57.0) million in the prior year. The reasons for the earnings changes are described in the foregoing discussion.

     Years Ended December 31, 1998 and 1997. Our oil and gas revenues of $79.2 million for 1998 increased 4% compared to $75.9 million in 1997 primarily as a result of an increase in gas production 18%, partially offset by lower oil prices (32%) and gas prices (8%). The increase in gas production is primarily due to our Scana Petroleum Resources ("SPR") acquisition and drilling activities in north Louisiana.

     Interest and other income increased from $0.3 million in 1997 to $0.5 million in 1998 primarily due to business interruption insurance proceeds related to hurricane disruptions on offshore properties.

     Production expenses for 1998 increased 81% to $19.9 million from $11.0 million in the prior year, resulting primarily from the SPR properties acquired during the fourth quarter of 1997 and higher current period workover expenses. Higher-cost production from the Gulf of Mexico properties acquired in the SPR acquisition contributed to a 78% increase in lifting costs (production expenses less ad valorem and severance taxes) per Mcfe to $.41 in 1998 as compared to $0.23 in 1997.

     Exploration expenses increased 122% from $5.4 million in 1997 to $12.0 million in 1998 due to increased dry hole, seismic and unproved property abandonment expenses and higher overhead allocated to exploration activities.

     G&A expenses of $7.1 million in 1998 increased 3% compared to $6.9 million last year. On a unit of production basis, G&A expenses were $0.19 per Mcfe in 1998 compared to $0.22 per Mcfe in 1997.

     Interest and other debt expenses of $33.3 million in 1998 increased 33% from $25.1 million in 1997. The increase in interest expense resulted primarily from higher average debt levels during the current period due to increased borrowings under the Credit Facility and issuance of the Series C Notes. In addition to its 1998 cash interest expense of $28.1 million, we recorded non-cash charges in 1998 of $2.2 million for amortization of debt issuance costs, $1.0 million for accretion of note discount and $2.0 million for accretion of debt valuation discount.

     Depreciation, depletion and amortization ("DD&A") expense increased 49% from $25.9 million in 1997 to $38.6 million in 1998, as a result of higher 1998 production levels and an increase in the units-of-production DD&A rate for oil and gas activities from $0.80 per Mcfe in 1997 to $1.01 in 1998.

     In 1998, under Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Activities", we recognized noncash impairment charges of $25.7 million against the carrying values of proved and unproved oil and gas properties, aggregating $21.6 million and $4.1 million, respectively, for the year ended December 31, 1998 (see "Oil and Gas Properties" in the "Notes to Consolidated Financial Statements").

     We recognized a net loss of $(57.0) million in 1998 and net income of $2.0 million in the prior year. The reasons for the earnings changes are described in the foregoing discussion.

LIQUIDITY AND CAPITAL RESOURCES

     General. We had $268.2 million principal amount of debt outstanding as of March 31, 2000 ($255.4 million recorded on the balance sheet), requiring approximately $31.1 million in annual cash interest payments. The remaining outstanding principal amounts of $8.4 million of our 8 1/2% Convertible Subordinated Debentures were paid in full at maturity on April 1, 2000. We also made interest payments totalling $15.8 million in April.

     1997 and 1998 Actions. In December 1997, we purchased substantially all of the assets of SCANA Petroleum Resources for $110 million, which we financed primarily through borrowings under a credit facility. In May 1998, we issued $30.0 million of 10 3/8% Senior Subordinated Notes due 2006 in a private placement, which we exchanged in October 1998 for registered notes that were substantially the same. We used the proceeds of the offering to repay amounts under our credit facility. During 1998, the oil and natural gas industry experienced a worldwide excess of supply over demand, resulting in sharply reduced prices. As a result, many companies in the industry, including us, experienced reduced profitability and cash flows, which, in turn, created significant liquidity problems.

     1999 Actions. In 1999, we undertook several strategic actions in response to the severe downturn in the industry in 1998 caused by low commodity prices and the closing of the capital markets to smaller oil and gas companies. These actions, described below, were designed to increase our near-term liquidity, provide capital for our ongoing capital expenditure programs and establish a stronger base for future growth.

     In April 1999, we entered into an Exploration and Development Agreement with Phillips Petroleum Company ("Phillips") relating to certain of our interests in the Bryceland, West Bryceland and Sailes fields in north Louisiana. Pursuant to the agreement, we (1) received an $83 million cash payment, (2) retained a 42 Bcf, 8-year volumetric overriding royalty interest (the "VORI") and a 1% override on the excess of production above such royalty interest and
(3) retained 25% of our working interest in the Cotton Valley formation. In addition, Phillips, will at its risk and expense, operate, develop, exploit and explore the properties thereby relieving us of significant operating, exploration and development costs in the future. The transaction closed on May 17, 1999. We recognized a gain of approximately $25.9 million in 1999 related to this transaction.

     In April 1999, we negotiated a private offering of $135.0 million principal amount, 14% Senior Secured Notes (the "Notes"). The Notes are secured by a first lien on substantially all of our proved oil and natural gas properties remaining after the sale to Phillips and guaranteed by three entities wholly-owned by the us. In accordance with the Notes indenture, on June 30, 1999, we funded $37.5 million to repurchase $35 million principal amount of the Notes at a repurchase price equal to 104% of the principal amount, plus accrued and unpaid interest and commitment fees to the date of the repurchase.

     On May 17, 1999, we funded $28.5 million to repurchase $46.1 million of the outstanding principal amounts of our 7 7/8% Convertible Subordinated Notes due December 15, 1999 and our 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (collectively, the "Securities") at a price equal to $590 per $1,000 principal amount (not including accrued interest paid of $1.2 million).

     In addition, on May 17, 1999 we repaid all borrowings outstanding under our revolving credit facility of $115.5 million plus accrued interest and terminated the revolving credit facility and funded cash collateral for a $1.5 million letter of credit which was subsequently increased to $7.5 million. We used net proceeds remaining from the transactions for general corporate purposes. In 1999, we recognized an extraordinary gain of $11.1 million related to debt repurchases and refinancings, comprised of: (i) a net gain on the Securities tender offer and other debt retirements of $16.0 million, reduced by, (ii) a $1.4 million premium on the $35 million Notes repurchase and the proportionate write-off of debt issue costs of $2.4 million and (iii) the write-off of credit facility debt issue costs of $1.1 million.

     In the third and fourth quarters of 1999, we retired the remaining $5.2 million face amount of the 7 7/8% notes. The total principal paid was $4.9 million, which included $3.5 million retired at maturity in

December 1999. We also retired $1.0 million face amount of the 8 1/2% debentures at a cost of $0.9 million. The combination of these retirements resulted in an extraordinary gain of $0.3 million.

     2000 Actions. In March 2000, we sold part of the VORI (the "VORI Sale"). The net proceeds from the sale approximated $19.8 million. Since the portion of the VORI sold (approximately 16.5 Bcf) represents production commencing April 1, 2003, the VORI Sale will not impact our operating cash flows until 2003. We recognized a gain of $3.4 million in the first quarter 2000 related to this transaction. Proceeds from the VORI Sale are included in the Company's cash balance as of March 31, 2000.

     In the first quarter of 2000, we retired an additional $0.3 million face amount of Securities. The settlement payments included principal amounts of $0.2 million and accrued interest of $7,000. In April 2000, we retired the remaining principal amount of the Securities at their maturity for $8.4 million and paid interest of $0.4 million, including accrued interest.

     Preferred Stock Dividends. Dividends on our preferred stock accumulate quarterly at a rate of $0.65625 per share. On April 14, 1998, the Board of Directors declared a dividend on our preferred stock of $2.625 per share (approximately $4.6 million), which was paid on April 30, 1998. We have not declared the quarterly dividends of $0.65625 for ten quarters including May 1, 2000 aggregating approximately $9.0 million. Further dividends are restricted under our indentures governing our 10 3/8% Senior Subordinated Notes and our 14% Senior Secured Notes. However, our outstanding preferred stock is cumulative, requires dividends to accumulate currently at the rate of $3.6 million annually and carries liquidation preferences over the Common Stock totaling $42.8 million at March 31, 2000, including such dividend arrearages. Furthermore, since we have not paid dividends on the preferred stock for a period of ten quarters the holders of preferred stock, as a group, have the right to elect two additional directors to our Board of Directors. See "Legal Proceedings".

     We have benefited from a general increase in the level of commodity prices over the past several months. This increase, combined with the actions described above and the VORI Sale, have provided us with near-term liquidity and capital for our ongoing operations. However, the commodity markets are volatile and there is no certainty that current oil and natural gas prices can be sustained at these levels. In addition, we continue to have significant debt outstanding relative to our asset base and pay a high portion of our cash flow to service such debt (see "Capital Resources"). Furthermore, as we do not have a revolving credit facility, we do not have ready access to incremental sources of capital to supplement our operational requirements. We believe that we have the ability for the foreseeable future based on current market conditions and operating performance, to meet all obligations as they come due and fund our current capital expenditure program from cash on hand and operational cash flows. However, because of the combination of the factors described herein (see "Risk Factors"; "Liquidity"; and "Capital Resources") and the uncertainty of drilling successes required to sustain or increase operational cash flows, there can be no assurance that we will be able to fund future obligations.

     Liquidity. For the year 1999, net cash used in operating activities, before working capital adjustments, aggregated $(0.1) million. Funds provided by investing activities were comprised of proceeds from the sale of north Louisiana properties to Phillips of $83.2 million and a $6.9 million purchase price adjustment related to a 1997 acquisition of oil and gas properties partially offset by capital expenditures of $15.2 million and restricted cash of $7.5 million. Funds used in financing activities were comprised of net credit facility principal payments of $111.5 million, redemption of a portion of the Notes for $36.5 million and redemption of subordinated and senior notes of $34.9 million, partially offset by proceeds of $125.9 from the sale of the Notes. Cash equivalents increased from $8.4 million at December 31, 1998 to $10.4 million as of December 31, 1999. As of December 31, 1999, we had a working capital deficit of $3.9 million, compared to a working capital deficit of $37.4 million at the end of 1998.

     For the quarter ended March 31, 2000 net cash provided by operating activities, before working capital adjustments, aggregated $3.1 million. Funds provided by investing activities were comprised of proceeds from the sale of oil and gas properties of $19.8 million, partially offset by capital expenditures of $4.6 million. Funds used in financing activities of $0.2 million were comprised of the partial redemption of the Company's 8 1/2% Convertible Subordinated Debentures. As result of these activities, cash and cash equivalents increased from $10.4 million at December 31, 1999 to $33.6 million as of March 31, 2000. As of March 31, 2000, we had working capital of $14.4 million, compared to a working capital deficit of $3.9 million at the end of 1999. In April 2000, we expended $24.2 million for principal and interest, including repayment of the remaining principal of $8.4 million and interest of $0.4 million on the outstanding 8 1/2% Convertible Subordinated Debentures.

     Capital Resources. After we paid all amounts outstanding under the Credit Facility, the Credit Facility was terminated, and we are not likely to have access to a revolving credit facility to supplement our cash needs.

     The terms of the Notes and subordinated obligations significantly limit our ability to incur additional funded indebtedness. Accordingly, we anticipate that we will be required to meet our obligations during the remainder of 2000 from the net proceeds of the transactions described above, cash on hand and cash flows from operations. However, if we are unable to pay such obligations, a default would occur under our indentures. In that event, we may be required to refinance or restructure all or a portion of our indebtedness, to sell assets, or become subject to various other creditor rights under the indentures.

     The following table sets forth on an unaudited basis net cash provided by operating activities before working capital adjustments, net cash used in investing activities, net cash provided by financing activities and EBITDAX.

                                                                                         THREE
                                                                                        MONTHS
                                                         YEAR ENDED DECEMBER 31,         ENDED
                                                     -------------------------------   MARCH 31,
                                                       1997        1998       1999       2000
                                                     ---------   --------   --------   ---------
                                                             (IN THOUSANDS)
Net cash provided by (used in) operating activities
  before working capital adjustments...............  $  37,534   $ 24,603   $   (101)     3,126
Net cash (used in) provided by investing
  activities.......................................   (164,275)   (39,216)    67,338     15,230
Net cash (used in) provided by financing
  activities.......................................    120,763     25,187    (56,932)      (244)
EBITDAX(1).........................................     58,308     52,700     33,675     11,055

---------------

(1) EBITDAX is calculated as net income (loss) before extraordinary items, excluding interest expense and other debt expenses, income taxes, exploration expenses, depletion, depreciation, amortization, gain on sale of oil and gas properties, impairment of oil and gas properties and other non-cash charges of $0.6 million in 1999. EBITDAX is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). The Company has included information concerning EBITDAX because EBITDAX is a measure used by certain investors in determining a company's historical ability to service its indebtedness. EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP as an indicator of the Company's operating performance or liquidity. EBITDAX is not necessarily comparable to a similarly titled measure of another company.

     Capital Commitments. Our 2000 capital expenditure budget provides for us to spend $15.0 million on development drilling and exploratory activities primarily in south Louisiana and the shallow waters of the Gulf of Mexico. However, our ability to fund our 2000 capital expenditure budget will depend on the actual amount of cash flow from operations and proceeds from oil and gas property sales.

     During 1999, we participated in drilling 14 gross (3.71 net) wells, of which 11 gross (2.74 net) wells have been completed. We, with our partners, continue exploration activities in south Louisiana and in the Gulf of Mexico. As of December 31, 1999, we were participating in the drilling of 1 gross (.50 net) well which was subsequently completed as a producing well.

     In the first three months of 2000, we expended $2.4 million on exploration and development drilling and participated in drilling 6 gross (1.38 net) wells, of which 5 gross (1.07 net) wells were completed and 1 gross (0.31 net) well was dry. As of the end of the quarter, we were participating in the drilling/completing of 1 gross (0.33 net) well.

     Inflation and Changing Prices. Oil and natural gas prices, as with most commodities, are highly volatile, have fluctuated during recent years and generally have not followed the same pattern as inflation. The following table shows the changes in the average oil and natural gas prices (including the effects of hedging) we received during the periods indicated.

                                                               AVERAGE     AVERAGE
                                                              OIL PRICE   GAS PRICE
                                                               ($/BBL)     ($/MCF)
                                                              ---------   ---------
YEAR ENDED:
December 31, 1999...........................................   $16.77       $2.12
December 31, 1998...........................................    13.09        2.09
December 31, 1997...........................................    19.34        2.27

     Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No.
133 -- an amendment of FASB Statement No. 133." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000, and establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at its fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. Retroactive application to periods prior to adoption is not allowed. We have not quantified the impact of adoption on our financial statements.

MARKET RISK

     We use our Senior and Subordinated debt instruments to finance a significant portion of our operations. We are exposed to market risk from changes in commodity prices. In the normal course of business we enter into hedging transactions, including forward sales contracts, natural gas and crude oil price swap agreements, natural gas basis swap agreements and options to mitigate our exposure to commodity price movements, but not for trading or speculative purposes. In 1999 and 2000, we used price swap agreements to reduce exposure to downward price fluctuations for our natural gas and crude oil production. For debt obligations the table below presents principal cash flows and weighted average interest rates by year of maturity. For natural gas price and crude oil price swap agreements, the table presents notional amounts in Mmbtus and bbls at weighted average prices for contracts in place at March 31, 2000.

This information should be read in conjunction with Notes 4 and 10 to the Consolidated Financial Statements.

                                                       YEAR OF MATURITY
                                --------------------------------------------------------------
                                   2000         2001         2002         2003         2004      THEREAFTER     TOTAL
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------

Fixed Debt (in thousands):
 14.00% (Maturity)(1).........                            $    4,120   $  100,720                             $  104,840
 8.50% (Maturity).............  $    8,406                                                                         8,406
 10.38% (Maturity)............                                                                   $ 155,000       155,000
                                ----------                ----------   ----------                ----------   ----------
       Total Maturity.........  $    8,406                $    4,120   $  100,720                $ 155,000    $  268,246
                                ==========                ==========   ==========                ==========   ==========
Blended weighted average
 interest rate................       8.50%                    14.00%       14.00%                   10.38%
Commodity price derivatives:
Price swaps:
 Notional amounts:
 Natural gas (Mmbtus).........   6,420,000
 Weighted average price.......  $     2.60
 Fair value at 3/31/00(2).....
 Crude oil (bbls).............     107,000
 Weighted average price.......  $    27.00
 Fair value at 3/31/00(2).....

                                  FAIR VALUE
                                 AT MARCH 31,
                                     2000
                                --------------
                                (IN THOUSANDS)
Fixed Debt (in thousands):
 14.00% (Maturity)(1).........    $  102,743
 8.50% (Maturity).............         8,406
 10.38% (Maturity)............        69,750
                                  ----------
       Total Maturity.........    $  180,899
                                  ==========
Blended weighted average
 interest rate................
Commodity price derivatives:
Price swaps:
 Notional amounts:
 Natural gas (Mmbtus).........
 Weighted average price.......
 Fair value at 3/31/00(2).....    $   (2,027)
 Crude oil (bbls).............
 Weighted average price.......
 Fair value at 3/31/00(2).....    $      101

---------------

(1) The 14% notes mature in 2002 and 2003 at premiums ranging from 103% to 105% of the stated principal amount.

(2) Represents estimated amounts to settle the contracts at March 31, 2000.

                              THE RECLASSIFICATION

BACKGROUND

     Our operations over the past two years have not generated sufficient cash to pay dividends on our Existing Preferred Stock. We have relied, in part, on cash from the sale of some of our assets to meet our other cash requirements, including debt service obligations. At present, we are current in payment of all of our debt obligations, including our long-term debt issued under indentures and our trade accounts payable. Given current market conditions and operating performance, we believe we will be able to continue to service our debt obligations for the foreseeable future, but we do not foresee the ability to pay past accumulated and unpaid dividends or future dividends on our Existing Preferred Stock.

     For a variety of reasons, including a high level of debt in relation to our assets and cash flows, we believe that we must seek additional sources of equity or pursue strategic alternatives. With our Existing Preferred Stock outstanding and accumulated and unpaid dividends continuing to increase quarter by quarter, we do not believe that we have the flexibility to pursue these two courses. First, potential new equity sources are not likely to invest new cash equity into the Company that is junior to the claim on cash of the Company represented by our Existing Preferred Stock, the terms of which prohibit us from issuing preferred stock senior to it. Secondly, we believe that other strategic alternatives (which might include a combination or other transactions with industry companies) are closed to us given the large dollar amount of our Existing Preferred Stock's accumulated and unpaid dividends and liquidation and redemption amounts. Of course, there is no assurance that we would be able to achieve financing from new equity or accomplish a strategic transaction in any event, but we have determined that, in light of the need for flexibility to consider alternatives, it is desirable to reclassify our Existing Preferred Stock into Common Stock and cash. This Reclassification would give holders of our Existing Preferred Stock an immediate cash return (although far short of its liquidation or redemption value) as well as an opportunity to participate in any possible future upside our Common Stockholders might have.

     Former holders of our Existing Preferred Stock will own approximately 9.4% of our Common Stock after the Reclassification. The Reclassification will have the effect of eliminating $9.0 million in accumulated but unpaid dividends on our Existing Preferred Stock, will reduce possible future cash flow obligations with respect to our Existing Preferred Stock for dividends or liquidation or redemption amounts and will improve our attractiveness to new investors and allow us to pursue other strategic alternatives. We have, at present, no plans for any additional financing, equity or debt, and no plans for a strategic transaction with another company, but believe we need the flexibility to quickly and opportunistically pursue any such possibilities that may present themselves.

     As further background for you on the Reclassification, we have considered the current and historical market prices of our Common Stock and our Existing Preferred Stock, the lack of liquidity of our Existing Preferred Stock, the relatively greater liquidity of our Common Stock (although it is also somewhat illiquid), the right of holders of Existing Preferred Stock to convert each share into .347 shares of Common Stock, and discussions with one unrelated holder of our Existing Preferred Stock (the largest record holder owning approximately 12% of the outstanding shares).

     Based on all the foregoing considerations, we are proposing the reclassification of our Existing Preferred Stock into an aggregate of 1,365,173 shares of our Common Stock and 1,365,173 shares of our Cash Equivalent Preferred Stock. The Cash Equivalent Preferred Stock would, immediately upon effectiveness of the Reclassification, be mandatorily and automatically redeemed by us for cash at a price of $3.50 per share (an aggregate of approximately $4.8 million). Over the past six months, the closing market price per share of the Existing Preferred Stock has ranged from $1.75 to $4.25, with an average closing price of $2.88, while the closing market price per share of the Common Stock has ranged from $0.38 to $1.88, with an average closing price of $0.97. See "Trading and Market Prices". Based on these market prices, the additional $3.50 in cash to be paid on redemption of each share of Cash Equivalent Preferred Stock, and the one share of Common Stock to be received (a premium of 2.9 times the present conversion ratio), the Reclassification represents a market premium to holders of Existing Preferred Stock.

We believe this consideration to be fair consideration to the holders of our Existing Preferred Stock under current circumstances, but, of course, each holder of our Existing Preferred Stock must decide for itself whether to grant or withhold its Consent.

     We will not obtain any financing in connection with the Reclassification. We have adequate cash on hand to fund the amounts payable pursuant to the Reclassification and are permitted by the terms of our debt securities to make such payments. We do not believe that the use of such cash will impair or impede our operations in other respects.

     If we are not able to secure new sources of equity, enter into a strategic transaction or otherwise improve our longer term outlook through successful drilling activities, we may be unable to continue to meet our debt service obligations over the longer term and could be forced to seek protection under the U.S. bankruptcy laws. If this were to happen, the holders of our Existing Preferred Stock, as well as holders of our Common Stock, might receive nothing or only nominal amounts in return for their holdings. (The Reclassification does not, of course, assure our ability to avoid such circumstances.)

     For the foregoing reasons our Board of Directors has approved the proposal made by this Statement as being in the best interests of our Company.

PURPOSES AND EFFECTS OF THE RECLASSIFICATION

     The primary purposes of the Reclassification are to eliminate the senior and preferred claim on our equity of the Existing Preferred Stock, to increase our Common Stock equity capital, to provide flexibility for future equity financings or strategic transactions and to allow our holders of Existing Preferred Stock to realize immediate value for their shares higher than recent market prices.

     As a result of the Reclassification, the number of shares of Common Stock outstanding will increase from 13,211,449 (based on shares outstanding on the Record Date) to 14,576,622. All amounts in our accounts attributable to Existing Preferred Stock, including accumulated and unpaid dividends of $9.0 million will be eliminated and our cash will decrease by approximately $5.0 million (including expected costs of the transaction). Because the Existing Preferred Stock will be eliminated by the Reclassification, the existing right of such holders to elect two directors to our Board of Directors will be extinguished.

     The Consent Solicitation. The proposal contemplated by the Consent Solicitation consists of the proposal to approve the Reclassification. The Board of Directors has proposed that each share of Existing Preferred Stock (including all accumulated and unpaid dividends) be reclassified into one share of Common Stock and one share of Cash Equivalent Preferred Stock. At May 1, 2000, accumulated and unpaid dividends on the Existing Preferred Stock aggregated $9.0 million ($6.5625 per share).

CONDITIONS TO THE RECLASSIFICATION

     The Reclassification proposal requires

     - the approval of the holders of a majority of our outstanding shares of Common Stock and Existing Preferred Stock voting together as a single class pursuant to which each share thereof has one vote, and

     - the approval of the holders of two-thirds of our outstanding shares of Existing Preferred Stock, voting as a separate class pursuant to which each share thereof has one vote.

     Each share of Existing Preferred Stock is entitled to one vote per share pursuant to the Consent Solicitation. Holders of such shares as of the Record Date are entitled to consent. As of such date there were 1,365,173 shares of Existing Preferred Stock outstanding and entitled to consent to the Reclassification. On such date there were 13,211,449 shares of Common Stock outstanding. We are not soliciting consents of Common Stockholders because holders of a majority of the Common Stock have indicated their intention to give their consents to the Reclassification.

                         CONSENT SOLICITATION PROPOSAL

     The Board of Directors has unanimously authorized amendments to Article 4 of our Certificate of Incorporation to give effect to the Reclassification of the Existing Preferred Stock into Common Stock and Cash Equivalent Preferred Stock (the "Reclassification Amendment"). A copy of the Reclassification Amendment is set forth in full in Appendix A to this Statement. The following description summarizes the material provisions of such Reclassification Amendment but does not purport to be complete and is qualified in its entirety by reference to Appendix A. A copy of Article 4 of our current Certificate of Incorporation is set forth in full at Appendix B to this Statement. A copy of the Certificate of Designation of Preferred Stock of the Company as to the Existing Preferred Stock is set forth in full as Appendix C to this Statement.

THE RECLASSIFICATION

     The Reclassification Amendment would reclassify each outstanding share of Existing Preferred Stock (including accumulated and unpaid dividends) into one share of Common Stock and one share of Cash Equivalent Preferred Stock. At May 1, 2000, accumulated and unpaid dividends on the Existing Preferred Stock aggregated $9.0 million ($6.5625 per share).

     As of the Record Date, 1,365,173 shares of Existing Preferred Stock were outstanding with an aggregate liquidation value of $43.1 million and an aggregate market value of $5.8 million (based on the last trade price of $4.25 per share on the Record Date). As of the Record Date, 13,211,449 shares of Common Stock were outstanding. The last trade price per share of Common Stock was $1.88 per share on the Record Date.

     As the ratio for the Reclassification is one-to-one, no fractional shares of Common Stock will be issued upon reclassification of the Existing Preferred Stock in the Reclassification.

     The Reclassification is being submitted for stockholder approval pursuant to the Consent Solicitation. We believe that the benefits of the Reclassification, which will result in the elimination of past and future dividends and any future liquidation and redemption obligations relating to the Existing Preferred Stock, will improve our financial position and increase our flexibility in financing our future operations. See "The
Reclassification -- Background".

     The Reclassification will eliminate the Existing Preferred Stock from our capital structure, with the result that all powers and preferences, privileges, voting and other special or relative rights and qualifications of the Existing Preferred Stock will be terminated. See "Description of Capital Stock -- Existing Preferred Stock".

     The issuance of 1,365,173 shares of Common Stock pursuant to the Reclassification will result in dilution to holders of Common Stock.

     The following table shows, as of May 1, 2000 (i) the aggregate voting power of the holders of the indicated classes of securities at such date, and (ii) the pro forma aggregate voting power of the former holders of Existing Preferred Stock and the current holders of Common Stock, assuming completion of the Reclassification. The table does not show the special class voting rights of Existing Preferred Stock at May 1, 2000, and prior to the Reclassification.

                                                              VOTING POWER
                                                                AT MAY 1,      PRO FORMA
HOLDERS OF                                                        2000        VOTING POWER
----------                                                    -------------   ------------
Existing Preferred Stock....................................       9.4%            9.4%
Common Stock................................................      90.6%           90.6%
                                                                  ----           -----
                                                                   100%            100%
                                                                  ====           =====

     D. F. King & Co. has been selected to act as Consent Solicitation Agent to receive and tabulate Consents. ChaseMellon Shareholder Services, LLC, our transfer agent, will facilitate the exchange of certificates representing Common Stock for certificates representing Existing Preferred Stock and the distribution of cash after the Reclassification becomes effective.

     Pursuant to the Reclassification, each share of Existing Preferred Stock will be reclassified into one share of Common Stock and one share of Cash Equivalent Preferred Stock. Promptly after the Reclassification becomes effective, former holders of Existing Preferred Stock will be sent detailed instructions for exchanging certificates formerly representing Existing Preferred Stock. Until they are surrendered for exchange, certificates formerly representing Existing Preferred Stock will be deemed to represent the number of shares of Common Stock into which such Existing Preferred Stock was reclassified and the right to receive $3.50 in cash per such share of Existing Preferred Stock, except that the right to receive this cash amount will be contingent on surrender of the certificates pursuant to a validly completed and delivered Letter of Transmittal, the form of which will be distributed to holders of Existing Preferred Stock immediately upon the effectiveness of the Reclassification.

     William J. Murray, one of our directors, is the only officer or director owning shares of Existing Preferred Stock. On the Record Date, Mr. Murray owned 2,000 shares of Existing Preferred Stock, which will be reclassified into 2,000 shares of Common Stock and 2,000 shares of Cash Equivalent Preferred Stock immediately upon the effectiveness of the Reclassification. Mr. Murray has informed us that he intends to give a Consent to the Reclassification in respect of his 2,000 shares of Existing Preferred Stock.

     THE BOARD OF DIRECTORS HAS DECLARED THE ADVISABILITY OF THE
RECLASSIFICATION AMENDMENT AND APPROVED THE PROPOSAL CONTEMPLATED BY THE CONSENT SOLICITATION.

     TO CONSENT TO THE AMENDMENT AND THE RECLASSIFICATION, SIGN AND DATE THE ACCOMPANYING FORM OF CONSENT AND RETURN IT TO THE CONSENT SOLICITATION AGENT AT THE ADDRESS ON THE BACK COVER PAGE OF THIS STATEMENT.

CONDITIONS TO EFFECTIVENESS

     The Reclassification requires the approval of the holders of a majority of the outstanding shares of Common Stock and Existing Preferred Stock, voting together as a single class, and the approval of the holders of two-thirds of the outstanding shares of Existing Preferred Stock, voting as a separate class.

                           TRADING AND MARKET PRICES

     The Common Stock and Existing Preferred Stock are traded on the OTC Bulletin Board under the symbols "CONCC.OB" and "CONCP.OB". On August 30, 1999, at market close, the Common Stock and Existing Preferred Stock, which previously traded under the symbols of CONCC and CONCP, were delisted from the NASDAQ SmallCap Market. These actions were taken as a result of our failure to meet the requirements for continued listing on this exchange. On August 31, 1999, at market open, our stock began trading on the OTC Bulletin Board. The price ranges presented below represent high and low sale prices for each quarter, as reported by the NASDAQ Stock Market, NASDAQ SmallCap Market and the OTC Bulletin Board. Over-the-counter market quotations reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

                                                               CONC               CONCP
                                                              COMMON             PREFERRED
                                                           STOCK MARKET        STOCK MARKET
                                                              PRICES              PRICES
                                                           -------------       -------------
                                                           HIGH      LOW        HIGH     LOW
                                                           ----      ---        ----     ---
1998:
First quarter............................................   $28 1/8  $17 1/2    $25 3/4  $20 3/4
Second quarter...........................................    28 1/8   19 3/8     28 1/2   22
Third quarter............................................    23 1/8   10         23 3/8   16
Fourth quarter...........................................    16 1/4    4 11/16   16 1/2    8
1999:
First quarter............................................   $10 5/16 $ 4 3/8    $10 1/2  $ 3 11/16
Second quarter...........................................     8 3/4    2 3/16     6        3 3/8
Third quarter............................................     5        1          6 1/2    3 1/4
Fourth quarter...........................................     1 5/16     3/8      5 3/4    1
2000:
First quarter............................................   $ 1 7/8  $   31/64  $ 4      $ 1 3/4
Second quarter (through May 17, 2000)....................     1 3/4    1 1/32     4 1/4    2 7/8

     As of the Record Date, there were approximately      record holders of
Common Stock and      record holders of Existing Preferred Stock.

     Dividends on the Existing Preferred Stock accumulate quarterly at the rate of $.65625 per share. In January 1996, we announced the suspension of dividend payments on the Existing Preferred Stock to conserve cash. On April 15, 1997, the Board of Directors declared a dividend of $2.625 per Existing Preferred Stock share (approximately $4.6 million), which was paid on May 1, 1997. On April 14, 1998, we declared a dividend of $2.625 per share of Existing Preferred Stock (approximately $4.6 million), which was paid on April 30, 1998. No dividends have been paid on Existing Preferred Stock since such date. No dividends have ever been paid on the Common Stock. Further, dividends on the Existing Preferred Stock are restricted under indentures governing our 10 3/8% Senior Subordinated Notes and our 14% Senior Secured Notes. As of May 1, 2000, the total amount of dividend payments in arrears was $9.0 million covering ten quarters. Since we have not paid dividends on the Existing Preferred Stock for a period of more than six quarters, the holders of Existing Preferred Stock, as a class, have the right to elect two additional directors to our Board of Directors. See "Business and Properties -- Legal Proceedings".

                            BUSINESS AND PROPERTIES

     Contour, with its subsidiaries and subsidiary partnerships, is engaged in the acquisition, exploration, development and production of oil and natural gas. Our strategy is to increase reserves, production and cash flows in a cost-efficient manner through strategic domestic acquisitions and a program of balanced development and exploration activities. Our executive offices are located at 601 Jefferson Street, Suite 1100, Houston, Texas 77002, and our telephone number is (713) 652-5200.

     As used in this Report, "Mcf" means thousand cubic feet, "Mmcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel or 42 U.S. gallons liquid volume, "Mbbl" means thousand barrels, "Mcfe" means thousand cubic feet of natural gas equivalent using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate and natural gas liquids, "Mmcfe" means million cubic feet of natural gas equivalent, "Bcfe" means billion cubic feet of natural gas equivalent, and "Mmbtu" means million British thermal units. This Report includes various other capitalized terms that are defined when first used.

1999 AND 2000 BUSINESS DEVELOPMENTS

     In 1999, we undertook several strategic actions in response to the severe downturn in the industry in 1998 caused by low commodity prices and the closing of the capital markets to smaller oil and gas companies. These actions, described below, were designed to increase our near-term liquidity, provide capital for our ongoing capital expenditure programs and establish a stronger base for future growth.

     In April 1999, we entered into an Exploration and Development Agreement with Phillips Petroleum Company ("Phillips") relating to certain of our interests in the Bryceland, West Bryceland and Sailes fields in north Louisiana ("Phillips Transaction"). Pursuant to the agreement, we (1) received an $83 million cash payment (2) retained a 42 Bcf, 8-year volumetric overriding royalty interest (the "VORI") and a 1% override on the excess of production above such royalty interest and (3) retained 25% of our working interest in the Cotton Valley formation. In addition, Phillips, will at its risk and expense, operate, develop, exploit and explore the properties thereby relieving us of significant operating, exploration and development costs in the future. The transaction closed on May 17, 1999. We recognized a gain of approximately $25.9 million in 1999 related to this transaction.

     In April 1999, we negotiated a private offering of $135.0 million principal amount, 14% Senior Secured Notes (the "Notes"). The Notes are secured by a first lien on substantially all of our proved oil and natural gas properties remaining after the sale to Phillips and guaranteed by three entities wholly-owned by us. In accordance with the Notes indenture, on June 30, 1999, we funded $37.5 million to repurchase $35 million principal amount of the Notes at a repurchase price equal to 104% of the principal amount, plus accrued and unpaid interest and commitment fees to the date of the repurchase.

     On May 17, 1999, we funded $28.5 million to repurchase $46.1 million of the outstanding principal amounts of our 7 7/8% Convertible Subordinated Notes due December 15, 1999 and our 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (collectively, the "Securities") at a price equal to $590 per $1,000 principal amount (not including accrued interest paid of $1.2 million).

     In addition, on May 17, 1999 we repaid all borrowings outstanding under our revolving credit facility of $115.5 million plus accrued interest and terminated the revolving credit facility and funded cash collateral for a $1.5 million letter of credit which was subsequently increased to $7.5 million. We used net proceeds remaining from the transactions for general corporate purposes. In 1999, we recognized an extraordinary gain of $11.1 million related to debt repurchases and refinancings, comprised of: (i) a net gain on the Securities tender offer and other debt retirements of $16.0 million, reduced by, (ii) a $1.4 million premium on the $35 million Notes repurchase and the proportionate write-off of debt issue costs of $2.4 million and (iii) the write-off of credit facility debt issue costs of $1.1 million.

     In March 2000, we sold part of our VORI. The net proceeds from the sale approximated $19.8 million. Since the portion of the reserves sold (approximately 16.5 Bcf) relates to production beginning April 1, 2003, cash flows from our operations before that date are not impacted. In the first quarter of 2000, we recognized a $3.4 million gain on the sale.

     We have benefited from a general increase in the level of commodity prices over the past several months. This increase, combined with the actions and the sale described above, have provided us with near-term liquidity and capital for our ongoing operations. However, the commodity markets are volatile and there is no certainty that current oil and natural gas prices can be sustained at these levels. In addition, we continue to have significant debt outstanding relative to our asset base and pay a high portion of our cash flow to service such debt (see "Capital Resources"). Furthermore, as we do not have a revolving credit facility, we do not have ready access to incremental sources of capital to supplement our operational requirements. We believe that we have the ability for the foreseeable future based on our current market conditions, and operating performance to meet all obligations as they come due and fund our current capital expenditure program from cash on hand and operational cash flows. However, because of the combination of the factors described herein (see "Risk Factors"; "Liquidity"; and "Capital Resources") and the uncertainty of drilling successes required to sustain or increase operational cash flows, there can be no assurance that we will be able to fund future obligations.

COMPANY HISTORY

     The Consolidation. We were formed in 1994 to consolidate the equity ownership (the "Consolidation") of Kelley Oil & Gas Partners, Ltd. ("Kelley Partners") and Kelley Oil Corporation ("Kelley Oil"). Before the Consolidation in 1994, Kelley Partners and developmental drilling partnership subsidiaries of Kelley Oil ("DDPs") jointly conducted drilling activities. Historically, Kelley Oil (the managing general partner of Kelley Partners) participated proportionately in these operations, with Kelley Partners retaining one-third of its working interest in each prospect and assigning drilling rights for the balance of its interest to a DDP. In addition to serving as managing general partner of each DDP, Kelley Oil purchased for its own investment account all units in DDPs that were not subscribed preemptively by other investors in Kelley Partners. In the Consolidation, we acquired Kelley Oil's interests in the remaining DDPs sponsored during 1994 and 1992 aggregating 92.2% and 84.3%, respectively. The Consolidation was completed on February 7, 1995 upon approval by investors in Kelley Partners and Kelley Oil.

     In the Consolidation, the outstanding capital stock of Kelley Oil and units in Kelley Partners ("Units") held by investors other than Kelley Oil and its subsidiaries ("Public Unitholders") were converted into a total of 4.4 million shares (after giving effect to the reverse stock split described below) of Common Stock, 2.4 million shares of the Existing Preferred Stock and 2.2 million shares of cumulative convertible preferred stock ("ESOP Preferred Stock") held by its Employee Stock Ownership Plan (the "ESOP"). As a result of the Consolidation, Kelley Oil became our wholly owned subsidiary, and Kelley Partners became our 99.99%-owned subsidiary partnership. The Consolidation was treated as a purchase of the Public Unitholders' interests in Kelley Partners by us for financial accounting purposes. In 1996, Kelley Partners merged into us and each of the then outstanding shares of ESOP Preferred Stock was redeemed for one share of Common Stock.

     Contour Transaction. In January 1996, we entered into financing and related agreements with Contour Production Company L.L.C. ("Contour"), pursuant to which Contour purchased 4.8 million (after giving effect to the reverse stock split described below) newly issued shares of Common Stock for $48.0 million on February 15, 1996, and an option (the "Contour Option") to purchase an additional 2.7 million (after giving effect to the reverse stock split described below) shares of Common Stock for $27.0 million, which was exercised on December 1, 1997. In February 1996, in connection with the first stage of Contour's investment in the Company, John F. Bookout was appointed as our Chairman, President and Chief Executive Officer, and certain other experienced oil industry executives were appointed to senior management positions (all such transactions are referred to collectively as the "Contour Transaction").

     On June 28, 1999, we began an offer to exchange 1.5 shares of Common Stock (on a post-split basis) for each share of our Existing Preferred Stock. Pursuant to the exchange offer, 368,633 shares of Existing

Preferred Stock were tendered representing approximately 21% of the total Existing Preferred Stock outstanding. In July 1999, the shares were exchanged for 552,950 shares of newly issued Common Stock (after giving effect to the 1 for 10 reverse stock split described below), increasing the shares of outstanding Common Stock to approximately 13.2 million. The exchange eliminated dividend arrearages of approximately $1.5 million. The acquisition of shares of Existing Preferred Stock pursuant to this exchange offer is the only acquisition of such shares by us in the last two years other than the shares acquired pursuant to the conversion of shares of Existing Preferred Stock into Shares of Common Stock pursuant to the terms of the Existing Preferred Stock certificate of designation.

     On July 30, 1999, we changed our name from Kelley Oil and Gas Corporation to Contour Energy Co. Concurrent with the name change, we established the authorized capital stock of the Company at 22 million shares, 20 million of which were designated as Common Stock and 2 million as Preferred Stock, and effected a 1 for 10 reverse stock split, reducing the total outstanding shares of Common Stock from approximately 132 million to approximately 13.2 million. These actions were consented to by our majority stockholder and became effective on July 30, 1999. All historical share and per share data appearing in this document have been restated to reflect this reverse stock split unless otherwise noted.

     On August 30, 1999, at market close, shares of Common Stock and Existing Preferred Stock, which traded under the symbols of CONCC and CONCP, were delisted from the NASDAQ SmallCap Market. These actions were taken as a result of our failure to meet the requirements for continued listing on this exchange. On August 31, 1999, at market open, the Common Stock and Existing Preferred Stock began trading on the OTC Bulletin Board under the symbols of CONC.OB and CONCP.OB.

OPERATIONS AND PROPERTIES

     Operation Activities. We derive production primarily from four contiguous fields in the Vacherie Salt Dome region of north Louisiana, south Louisiana and the shallow waters of the Gulf of Mexico.

     Development Activities. During 1999, we continued development drilling activities within our existing properties in the Vacherie Salt Dome region of north Louisiana, south Louisiana and in the Gulf of Mexico. In north Louisiana, we drilled or participated in drilling 6 gross (1.36 net) development wells, all of which were completed as producing wells. In south Louisiana, we drilled or participated in drilling 1 gross (0.50 net) well, which was not productive. Offshore, we drilled or participated in drilling 3 gross (0.54 net) wells, of which 2 gross (0.36 net) wells were completed as producing wells.

     Exploration Activities. We focus our exploration activities primarily on our existing leaseholdings in Terrebonne and LaFourche Parishes, Louisiana, and in the shallow waters of the Gulf of Mexico. The number, type and timing of proposed wells in these regions is subject to continued revision as a result of many factors, including test and drilling results on these properties and others, the price of oil and natural gas, availability of capital funds and drilling rigs, weather, and general economic factors. See "Caution as to Forward-Looking Statements" and "Risk Factors".

     We use sophisticated technologies to identify exploration prospects and advanced geophysical techniques to continue to develop and refine interpretations of our 3-D seismic database, which covers (i) 619 square miles, a major portion of our existing leaseholdings in Terrebonne and LaFourche Parishes, in south Louisiana, (ii) 153 square miles offshore, and (iii) 546 square miles of our Permian Basin exploratory prospects.

     In 1999, we drilled 3 gross (1.02 net) exploratory wells, including 2 gross (0.84 net) exploratory wells in southern Louisiana, and 1 gross (.18 net) well in the offshore area, all of which have been completed as producing wells. As of December 31, 1999, we had 1 gross (.50 net) exploration well in progress in south Louisiana, that was completed as a producing well in January 2000.

     Description of Properties. Our properties are located in Louisiana, and in the Gulf of Mexico, Texas, New Mexico and Arkansas. As of January 1, 2000, we owned interests in a total of 275 gross (81.0 net) producing wells. As of that date, we had leaseholdings covering 165,205 gross (68,752 net) developed acres and 250,796 gross (76,613 net) undeveloped acres. Approximately 78% of our proved oil and natural gas reserves as of January 1, 2000, was natural gas on an energy content basis. The reserves to production ratio for these properties (based on 1999 production) was estimated to be 8.3 as of January 1, 2000.

     Significant Properties. Our natural gas properties in north Louisiana are located primarily in the Sailes, Sibley, West Bryceland and Ada fields of Webster and Bienville Parishes. Our properties in south Louisiana are concentrated in the Orange Grove/Humphreys, Lirette, Lake Pagie, Ouiski Bayou and Bayou Sauveur fields in Terrebonne Parish. Production is primarily from the Hosston (north Louisiana) and Miocene (south Louisiana) formations. Other properties are located primarily in the shallow waters of the Gulf of Mexico, south Louisiana, and Texas. Substantially all of our oil and natural gas properties are pledged to secure borrowings under the Notes. The following table sets forth certain information as of the dates indicated regarding our interests by major geographic region. See "Estimated Proved Reserves -- Uncertainties in Estimating Reserves and Future Net Cash Flows".

                         SIGNIFICANT PROVED PROPERTIES

                                                                                   PRODUCTION
                               PROVED RESERVES AT JANUARY 1, 2000         -----------------------------
                          ---------------------------------------------            YEAR ENDED
                                                         PRESENT VALUE          DECEMBER 31, 1999
                                                          OF ESTIMATED    -----------------------------
                                               GAS         FUTURE NET                           GAS
                           OIL      GAS     EQUIVALENT   CASH FLOWS(1)      OIL      GAS     EQUIVALENT
                          MBBLS    MMCF      (MMCFE)     (IN THOUSANDS)   (MBBLS)   (MMCF)    (MMCFE)
                          -----   -------   ----------   --------------   -------   ------   ----------
North Louisiana.........    230   106,595    107,975        $109,494         38     12,745     12,973
South Louisiana.........  4,750    20,433     48,933          66,175        133      3,921      4,719
Offshore................  2,167    28,471     41,473          56,482         97      5,545      6,127
Other as a group........    476     3,201      6,057           8,940         99        181        775
                          -----   -------    -------        --------        ---     ------     ------
          Totals........  7,623   158,700    204,438        $241,091        367     22,392     24,594
                          =====   =======    =======        ========        ===     ======     ======

---------------

(1) The estimates were prepared in accordance with SEC regulations using market or contract prices at the end of each reported period. Prices and operating and development costs are held constant over the estimated life of the reserves. A discount factor of 10% was used to reflect the timing of future net cash flow. See "Estimated Proved Reserves -- Uncertainties in Estimating Reserves and Future Net Cash Flows" and Note 12 to the Consolidated Financial Statements.

     Additional information regarding these regions is set forth below. Unless otherwise noted, acreage and well information is provided as of December 31, 1999, and reserve information is provided as of January 1, 2000.

     North Louisiana. Our reserves in this region are 78% proved developed, and our wells are typically drilled to a maximum depth of approximately 10,500 feet. Operations in this region do not typically experience geopressured formations or significant associated salt-water production. Our reserves to production ratio in north Louisiana is approximately 8.3. Our lifting costs in this region are generally low (approximately $0.14 per Mcfe in 1999) as a result of relatively low formation pressures and minimal liquid hydrocarbon and salt water production. Our share of proved reserves associated with these fields totaled approximately 108.0 Bcfe at December 31, 1999. Included in the reserve base for north Louisiana are proved reserves associated with the VORI we retained and carved from the Sailes and West Bryceland fields sold pursuant to the Phillips Transaction. These reserves total 40.9 bcfe at year-end 1999 and are non-cost bearing to us except for related gathering, transmission, compression costs and severance and production taxes. In March 2000, we sold part of our VORI for net proceeds of approximately $20 million. The portion of the VORI reserves sold (approximately 16.5 Bcf) relates to production beginning April 1, 2003.

     South Louisiana. Our operations in this region are primarily focused on five fields in the Houma Embayment and Terrebonne Trough areas. These areas contain high-quality reservoir rock, contributing to high production rates. Wells are typically drilled to a depth of approximately 11,000 to 19,000 feet. Our share of proved reserves associated with these fields totaled approximately
48.9 Bcfe at December 31,

1999. Production from our south Louisiana properties generally receives premium wellhead prices because of the close proximity of the properties to transportation and market locations, and because of their rich condensate content. We believe these factors partially offset the higher operating costs associated with higher formation pressures, salt water disposal and inland water well locations associated with the region. At December 31, 1999, we were drilling 1 gross (.50 net) well in this region, which was subsequently completed as a producing well.

     Offshore. Our operations in this region are primarily focused in the shallow waters of the Gulf of Mexico, offshore Texas, Louisiana and Alabama. In the Main Pass area, we participated in drilling 4 gross (.72 net) wells during 1999, of which 3 gross (.54 net) wells were successfully completed. We expect to continue additional development and exploration activities in the Main Pass area in 2000. We have also acquired 81 square miles of additional 3D seismic in the Vermillion and Main Pass areas to complement our offshore development and exploration efforts. Our share of proved reserves associated with the Gulf of Mexico region totaled approximately 41.5 bcfe at December 31, 1999.

     Joint Venture Partnerships. We participate in joint ventures with industry partners to accelerate the exploration and evaluation of its properties and to mitigate the risks associated with exploratory drilling projects.

     We are 50/50 partners in a joint venture with Williams Production, Gulf Coast Company ("Williams"), a unit of The Williams Companies, Inc., covering 27,000 net acres in the Houma Embayment in south Louisiana. We also have a joint exploration & development agreement with Fina Oil and Chemical Company, a subsidiary of FINA, Inc. ("Fina"), and Cobra Oil and Gas Corporation ("Cobra"). The Fina joint venture represents a joint exploration and development agreement covering an area of mutual interest (the "AMI") of approximately 400,000 acres in south Louisiana. The agreement provides for the parties to obtain 3-D seismic coverage over all mutually agreeable prospective lands within the AMI. To date, we and Fina have acquired 3-D seismic data covering approximately 450 square miles within the AMI. The initial five-year term of the agreement with Fina expired March 31, 2000, but there are provisions for extensions in the agreements. We are now in discussions with Fina about the nature and extent of an extension. We are also involved in a joint venture with Cobra Oil & Gas Corporation covering approximately 68,000 acres in Texas, New Mexico, Arkansas, Louisiana and Alabama and includes 3-D seismic data covering approximately 676 square miles.

     Estimated Proved Reserves. The following table sets forth the estimated quantities of proved and proved developed reserves of crude oil (including condensate and natural gas liquids) and natural gas owned by us for the years ended December 31, 1997, 1998 and 1999, which were prepared by H.J. Gruy & Associates, Inc. ("Gruy") independent petroleum engineers.

                           ESTIMATED PROVED RESERVES

                                                       YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------------
                                            1997                1998                 1999
                                      -----------------   -----------------   ------------------
                                        OIL       GAS       OIL       GAS       OIL       GAS
                                      (MBBLS)   (MMCF)    (MBBLS)   (MMCF)    (MBBLS)    (MMCF)
                                      -------   -------   -------   -------   -------   --------
PROVED RESERVES:
Beginning balance...................   1,466    297,634    2,953    354,867    5,294     283,559
Revisions of previous estimates.....     106     21,831      (79)   (31,674)   1,262     (10,774)
Purchases of reserves in place......   1,351     51,712       --         --       --          --
Extensions and discoveries..........     256     13,892    3,082      9,512    1,762      15,620
Sale of reserves in place...........      --         --     (287)   (13,589)    (328)   (107,313)
  Production........................    (226)   (30,202)    (375)   (35,557)    (367)    (22,392)
                                       -----    -------    -----    -------    -----    --------
  Ending balance....................   2,953    354,867    5,294    283,559    7,623     158,700
                                       =====    =======    =====    =======    =====    ========
PROVED DEVELOPED RESERVES:
Producing(1)........................   1,856    180,307    1,062    129,787    2,039      94,798
Non-producing.......................     576     77,493      919     59,037      647      29,089
                                       -----    -------    -----    -------    -----    --------
          Total proved developed....   2,432    257,800    1,981    188,824    2,686     123,887
                                       =====    =======    =====    =======    =====    ========

---------------

(1) 1999 includes 3 mbbls and 40,835 mmcf's associated with our interest in the VORI. In March 2000, the Company executed a sale of a portion of its VORI for net proceeds of approximately $19.8 million. The portion of the VORI reserves sold (approximately 16.5 Bcf) relates to production beginning April 1, 2003.

     The estimates of proved reserves set forth in the above table were prepared in accordance with SEC regulations using market or contract prices at the end of each reported period. Prices and operating and development costs are held constant over the estimated life of the reserves.

     Estimated proved developed reserves are reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs on undrilled acreage for which the existence and recoverability of reserves can be estimated with reasonable certainty, or from existing wells where a relatively major expenditure is required for recompletion.

     Uncertainties in Estimating Reserves and Future Net Cash Flows. There are numerous uncertainties in estimating quantities of proved reserves believed to have been discovered and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data set forth in this document are only estimates. Reserve estimates are inherently imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of oil and natural gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves set forth herein will be developed within the periods anticipated. It is possible that variances from the estimates will be material. In addition, the estimates of future net cash flows from our proved reserves and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. We emphasize with respect to the estimates prepared by independent petroleum engineers that the discounted future net cash flows should not be construed as representative of the fair market value of our proved reserves since discounted future net cash flows are based upon projected cash flows which do not provide for changes in oil and natural gas prices from those in effect on the date indicated or for escalation of expenses and capital costs subsequent to such date. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Accordingly, you are cautioned not to place undue reliance on the reserve data included in this document.

     We have not filed any estimates of reserves with any federal authority or agency during the past year other than estimates contained in filings with the SEC.

     Production, Price and Cost History. The following table sets forth certain production data, average sales prices and average production expenses attributable to our properties for 1997, 1998 and 1999. Detailed additional information concerning our oil and natural gas production activities is contained in the Supplementary Information in Note 12 to the Consolidated Financial Statements included elsewhere in this Statement.

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              -------   -------   -------
PRODUCTION DATA:
Oil and other liquid hydrocarbons (Mbbls)...................      226       375       367
Natural gas (Mmcf)..........................................   30,202    35,557    22,392
Natural gas equivalent (Mmcfe)..............................   31,558    37,807    24,594
AVERAGE SALES PRICE PER UNIT (INCLUDING EFFECTS OF HEDGING):
Oil and other liquid hydrocarbons (per Bbl).................  $ 19.34   $ 13.09   $ 16.77
Natural gas (per Mcf).......................................     2.27      2.09      2.12
Natural gas equivalent (per Mcfe)...........................     2.31      2.10      2.18
AVERAGE PRODUCTION EXPENSES PER MCFE........................  $   .35   $   .53   $   .64

     Productive Wells and Acreage. As of December 31, 1999, we had leaseholdings comprising 165,205 gross (68,752 net) developed acres and 250,796 gross (76,613 net) undeveloped acres, all located within the continental United States. The oil and gas leases in which we have an interest are for varying primary terms and many, particularly in south Louisiana, require the payment of delay rentals in lieu of drilling operations. In north Louisiana, most of our leasehold interests are held by production; that is, so long as natural gas and oil are produced from the properties covered thereby, the leases continue indefinitely. The leases may be surrendered at any time by notice to the lessors, by the cessation of production or by failure to make timely payment of delay rentals, if applicable.

     The following table sets forth our ownership interests in its leaseholds as of December 31, 1999.

                                                          DEVELOPED(1)             UNDEVELOPED(2)
                                                     -----------------------   -----------------------
                                                     GROSS ACRES   NET ACRES   GROSS ACRES   NET ACRES
                                                     -----------   ---------   -----------   ---------
Louisiana..........................................     72,451      24,090       198,592      56,499
Texas..............................................     24,682       4,070         8,899       1,424
Offshore...........................................     55,402      35,334         2,830       1,054
Other states.......................................     12,670       5,258        40,475      17,636
                                                       -------      ------       -------      ------
          Total....................................    165,205      68,752       250,796      76,613
                                                       =======      ======       =======      ======

---------------

(1) Acres spaced or assignable to productive wells.

(2) Acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether that acreage contains proved reserves.

     As of December 31, 1999, we had working interests in 224 gross (73.0 net) productive gas wells and 51 gross (8.0 net) productive oil wells (including producing wells and wells capable of production).

     Exploration and Development. The following table sets forth the number of gross and net productive and dry exploratory and development wells we drilled.

                                                               YEAR ENDED DECEMBER 31,
                                                     --------------------------------------------
                                                         1997            1998            1999
                                                     -------------   -------------   ------------
                                                     GROSS    NET    GROSS    NET    GROSS   NET
                                                     -----   -----   -----   -----   -----   ----
NORTH LOUISIANA:
Exploratory wells:
  Oil..............................................   --        --    --        --    --       --
  Natural gas......................................   --        --     2       .72    --       --
  Dry..............................................   --        --    --        --    --       --
                                                      --     -----    --     -----     --    ----
          Total....................................   --        --     2       .72    --       --
                                                      ==     =====    ==     =====     ==    ====
Development wells:
  Oil..............................................   --        --    --        --    --       --
  Natural gas......................................   82     34.96    43     20.68     6     1.36
  Dry..............................................   --        --     1       .46    --       --
                                                      --     -----    --     -----     --    ----
          Total....................................   82     34.96    44     21.14     6     1.36
                                                      ==     =====    ==     =====     ==    ====
Total north Louisiana:
  Producing........................................   82     34.96    45     21.40     6     1.36
  Dry..............................................   --        --     1       .46    --       --
                                                      --     -----    --     -----     --    ----
          Total....................................   82     34.96    46     21.86     6     1.36
                                                      ==     =====    ==     =====     ==    ====
SOUTH LOUISIANA, OFFSHORE AND OTHER:
Exploratory wells:
  Oil..............................................   --        --    --        --     1      .50
  Natural gas......................................    9      3.50     6      1.81     2      .52
  Dry..............................................    1       .50     7      3.22    --       --
                                                      --     -----    --     -----     --    ----
          Total....................................   10      4.00    13      5.03     3     1.02
                                                      ==     =====    ==     =====     ==    ====
Development wells:
  Oil..............................................   --        --     3       .04     1      .18
  Natural gas......................................   --        --    --        --     1      .18
  Dry..............................................   --        --    --        --     3      .97
                                                      --     -----    --     -----     --    ----
          Total....................................   --        --     3       .04     5     1.33
                                                      ==     =====    ==     =====     ==    ====
Total south Louisiana and other:
  Producing........................................    9      3.50     9      1.85     5     1.38
  Dry..............................................    1       .50     7      3.22     3      .97
                                                      --     -----    --     -----     --    ----
          Total....................................   10      4.00    16      5.07     8     2.35
                                                      ==     =====    ==     =====     ==    ====

     As of December 31, 1999, we had 1 gross (.50 net) exploratory well in progress in south Louisiana which was subsequently completed as a producing well.

MARKETING OF NATURAL GAS AND CRUDE OIL

     We do not refine or process any of the oil and natural gas we produce. Substantially all of our natural gas is sold under term contracts, contracts providing for periodic price adjustments or in the spot market. Our revenue streams are therefore sensitive to changes in current market prices. Our sales of crude oil, condensate and natural gas liquids generally are made at prices related to posted field prices.

     In addition to marketing our natural gas production, we secure gas transportation arrangements, provide nomination and gas control services, supervise gas aggregation operations and perform revenue receipt and disbursement services as well as regulatory filing, recordkeeping, inspection, testing, monitoring and marketing functions.

     We believe that our activities are not currently constrained by a lack of adequate transportation systems or system capacity and do not foresee any material disruption in available transportation for our production. However, there can be no assurance that we will not encounter these constraints in the future. In that event, we would be forced to seek alternate sources of transportation and may face increased costs.

HEDGING ACTIVITIES

     We periodically use forward sales contracts, natural gas and crude oil price swap agreements, natural gas basis swap agreements and options to reduce exposure to downward price fluctuations on our natural gas and crude oil production. We do not engage in speculative transactions. During 1999 and 2000, we used price and basis swap agreements to hedge our exposure to possible declines in natural gas and crude oil prices. Additional information concerning our hedging activities during 1999 and 2000 is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Notes to the Consolidated Financial Statements contained elsewhere in this document.

COMPETITION

     We operate in a highly competitive environment with respect to exploring, developing and acquiring reserves, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial and personnel resources substantially greater than those available to us. Such companies may be better able to financially withstand the costs of unsuccessful exploration and development activities. Such companies may also be able to pay more for productive oil and natural gas properties and to define, evaluate, bid for and purchase a greater number of properties than our financial or personnel resources permit. Our ability to acquire additional reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. There can be no assurance that we will be able to compete successfully in the future in acquiring reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel, and raising additional capital.

TITLE TO PROPERTIES

     Our properties, in addition to being mortgaged to secure the Notes, are subject to royalty interests, liens incident to operating agreements, liens for current taxes and other customary burdens, including other mineral encumbrances and restrictions. We do not believe that any mortgage, lien or other burden materially interferes with the use of such properties in the operation of our business.

     We believe that we have satisfactory title to or rights in all of our producing properties. As is customary in the oil and natural gas industry, we make minimal investigation of title at the time we acquire undeveloped properties. We make title investigation, and we generally obtain title opinions of local counsel before we commence drilling operations or at least in connection with the preparation of division orders when production is obtained and the revenues therefrom are allocated.

EMPLOYEES

     As of December 31, 1999, we had 47 employees. Our staff includes employees experienced in acquisitions, geology, geophysics, petroleum engineering, land acquisition and management, finance and accounting. None of our employees are represented by a union. We have not experienced an interruption in our operations due to any labor dispute and believe that our working relationships with our employees are satisfactory.

REGULATION

     Our operations are subject to extensive and continually changing regulation, as legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. However, we do not believe that we are affected in a significantly different manner by these regulations than are our competitors in the oil and natural gas industry. Because of the numerous and complex federal and state statutes and regulations that may affect us, directly or indirectly, the following discussion of certain statutes and regulations should not be relied upon as an exhaustive review of all matters affecting our operations.

     Transportation and Production. Transportation and Sale of Natural Gas and Crude Oil. We can sell natural gas, crude oil and condensate ("Products") at market prices not subject at this time to price controls. The price that we receive from the sale of these Products is affected by the ability to transport and cost of transporting the Products to market. Under applicable laws, the Federal Energy Regulation Commission ("FERC") regulates both the construction of pipeline facilities and the transportation of Products in interstate commerce.

     Regulation of Drilling and Production. Our drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. State and federal statutes and regulations govern, among other matters, the amounts and types of substances and materials that may be released into the environment, the discharge and disposition of waste materials, the reclamation and abandonment of wells and facility sites and remediation of contaminated sites, and require permits for drilling operations, drilling bonds and reports concerning operations. The federal leases are administered by the Bureau of Land Management ("BLM") and the Minerals Management Service ("MMS"), which are administered, along with the Bureau of Indian Affairs, by the federal Department of the Interior. These leases contain relatively standard terms and require compliance with detailed MMS and BLM regulations and orders, which are subject to change. In addition to permits required by other federal agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS or BLM prior to commencement of offshore or onshore drilling. States in which we own and operate properties have varying laws and regulations governing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and natural gas wells and the regulation of the spacing, plugging and abandonment of wells. Many states also restrict production to the market demand for oil and natural gas and several states have indicated interest in revising applicable regulations. The effect of these regulations is to limit the amount of oil and natural gas we can produce from our wells and to limit the number of wells or the locations at which we can drill. Moreover, each state generally imposes an ad valorem, production or severance tax with respect to the production and sale of crude oil, natural gas and gas liquids within its jurisdiction.

     Environmental Regulations. We take seriously the various federal environmental laws, including the National Environmental Policy Act; the Clean Air Act of 1990, as amended ("CAA"); Oil Pollution Act of 1990, as amended ("OPA"); Water Pollution Control Act, as amended ("FWPCA"); the Resource Conservation and Recovery Act as amended ("RCRA"); the Toxic Substances Control Act; and the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and the various state and local environmental laws, and the regulations adopted pursuant to such law, governing the discharge of materials into the environment, or otherwise relating to the protection of the environment. In particular, our drilling, development and production operations, our activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and our use of facilities for treating, processing or otherwise handling hydrocarbons and wastes therefrom are subject to stringent environmental regulation, and violations are subject to reporting requirements, civil penalties and criminal sanctions. As with the industry generally, compliance with existing regulations increases our overall cost of business. The increased costs are not reasonably ascertainable. Such areas affected include unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water, capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes and capital costs to construct, maintain and upgrade equipment and facilities and plug and abandon inactive well sites and pits.

     Environmental regulations historically have been subject to frequent change by regulatory authorities, and we are unable to predict the ongoing cost of compliance with these laws and regulations or the future impact of such regulations on our operations. However, we do not believe that changes to these regulations will materially adversely affect our competitive position because our competitors are similarly affected. A discharge of hydrocarbons or hazardous substances into the environment could subject us to substantial expense, including both the cost to comply with applicable regulations pertaining to the remediation of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. We maintain insurance, which may provide protection to some extent against environmental liabilities, but the coverage of such insurance and the amount of protection afforded thereby cannot be predicted with respect to any particular possible environmental liability and may not be adequate to protect us from substantial expense.

     The OPA and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of oil spills and liability for damages resulting from such spills in United States waters. A "responsible party" includes the owner or operator of an onshore facility, vessel, or pipeline, or the lessee or permittee of the area in which an offshore facility is located. The OPA assigns liability to each responsible party for oil removal costs and a variety of public and private damages. The FWPCA imposes restrictions and strict controls regarding the discharge of produced waters and other oil and natural gas wastes into navigable waters. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the Environmental Protection Agency ("EPA") has promulgated regulations that require many oil and natural gas production operations to obtain permits to discharge storm water runoff.

     The CAA requires or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. Although no assurances can be given, we believe implementation of such amendments will not have a material adverse effect on our financial condition or results of operations. RCRA is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows oil and natural gas exploration and production wastes to be classified as non-hazardous waste. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes.

     CERCLA, also known as "Superfund", imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the "owner" or "operator" of the site and companies that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, we may generate waste that may fall within CERCLA's definition of a "hazardous substance". As a result, we may be jointly and severally liable under CERCLA or under analogous state laws for all or part of the costs required to clean up sites at which such wastes have been disposed. We currently own or lease, and have in the past owned or leased, numerous properties that for many years have been used for the exploration and production of oil and natural gas. Although we have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose actions with respect to the treatment and disposal or release of hydrocarbons or other wastes were not under our control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial plugging operations to prevent future contamination.

LEGAL PROCEEDINGS

     We are involved in various claims and lawsuits incidental to our business. In our opinion, the ultimate liability thereunder, if any, will not have a material effect on our financial condition.

     In March 2000, a class action suit was brought against us in the Court of Chancery of the State of Delaware, complaining, among other things, that we had not taken necessary steps to facilitate the election of two additional directors to our board by preferred stockholders. Under the charter provisions relating to our preferred stock, upon the occasion of the dividends not being paid on such preferred stock for six quarters, the preferred stockholders are, as a class, entitled to elect two directors to our board. Among the relief sought in such proceeding are an injunction directing us to create new directorships for nominations from preferred stockholders at the 2000 annual meeting of stockholders, directing that past dividends be paid, declaring that our reverse stock split in 1999, which involved the settlement of fractional shares by the payment of a small amount of cash (less than $1,500) by us, constituted a repurchase of common shares in violation of the preferred stock charter provisions and was therefore void and other relief. We have consistently acknowledged, publicly and privately, the rights of such preferred stockholders to elect two directors and believe we have not in any way encumbered our preferred shareholders from exercising such rights. We believe that the complaint and the relief sought are wholly without merit and are vigorously defending our positions in such proceedings.

                                   MANAGEMENT

DIRECTORS

     The following are our directors.

     John F. Bookout, age 77, has served the Company as Chairman of the Board, President and Chief Executive Officer since February 1996 in connection with the Contour Transactions. He had served as Chairman of the Board and President of Contour Production Company since its formation in 1993. Before joining as a founder, Mr. Bookout served in positions of increasing responsibility for 38 years at Shell Oil Company, starting in 1950 as a geologist and culminating as President, Chief Executive Officer and a director from 1976 through June 1988. From 1988 through 1993, he served as a member of the Supervisory Board of Royal Dutch Petroleum.

     John J. Conklin, Jr., age 69, has served as a director since November 1993. Mr. Conklin has been a private investor since his retirement in 1989 as a senior partner of Conklin, Cahill & Co., a member firm of the New York Stock Exchange, where he was active for over 35 years. He has also served as a member of the Board of Governors of the New York Stock Exchange, the Board of Directors of the New York Futures Exchange and the National Market Advisory Board.

     Ralph P. Davidson, age 72, served as Chairman of the Board from October 1995 through February 1996 and has served as a director since November 1993. Mr. Davidson provides consulting services to nonprofit organizations as President of Davidson Associates. From 1980 through 1987, he was Chairman of the Board of Time, Inc., where he spent 21 years with Time Magazine in various executive capacities. Mr. Davidson is a member of the Board of Trustees of Phoenix House, the National Council for Adoption, the Emeritus Foundation and The American University in Bulgaria.

     Adam P. Godfrey, age 38, has served as a director since March 19, 1998, and, since January 1, 1998, has been the sole shareholder and president of a corporation that serves as a manager of the limited liability company that is the general partner of Bessemer Holdings, L.P. ("Bessemer") and other affiliated investment partnerships including investment partnerships that comprise the BH Group (the "BH Group"). The BH Group owns a majority of the membership interests in Contour. Mr. Godfrey is also the sole shareholder and president of a corporation that is a general partner of Bessemer Partners & Co. ("BPC"), an affiliate of Bessemer. From July 1993 to December 1997, Mr. Godfrey was a principal with BPC, and a member of the general partner of Bessemer. Mr. Godfrey is a director of several private companies.

     William J. Murray, age 85, has served as a director since March 1984. Mr. Murray has been an independent petroleum consultant for more than the past five years. He served on the Texas Railroad Commission for 16 years, during six of which he served as Chairman. Mr. Murray currently serves on a number of industry committees, including as Chairman of the Industry Advisory Committee on Natural Gas Ratable Take and Chairman of the Industry Voluntary Allocation Committee.

     Edward Park, age 29, has served as a director since March 2000. Mr. Park is a principal at BPC which he joined in 1994. Mr. Park is also a member of the limited liability company that is the general partner of Bessemer Holdings, L.P. ("Bessemer") and other affiliated investment partnerships, including the investment partnerships that comprise BH Group. Mr. Park is a director of several private companies.

     Ward W. Woods, age 57, has served as a director since his election in February 1996. He is the sole stockholder and president of corporations that from 1989 to 1999 served as a managing general partner or principal manager of the general partner of Bessemer and other affiliated investment partnerships including those comprising the BH Group. A partnership affiliated with Mr. Woods is a member of the general partner of Bessemer and other affiliated partnerships including BH Group. He is also the sole stockholder and president of a corporation that until 1999 served as a managing general partner of BPC. Mr. Woods was the President and Chief Executive Officer of Bessemer Securities, LLC ("BSLLC") and its wholly owned subsidiary Bessemer Securities Corporation ("BSC") (from 1989 to 1999). BSC is the primary limited partner of Bessemer, and BSC and BSLLC are the primary limited partners in another partnership in the BH Group. Mr. Woods serves as a manager of BSLLC and a director of BSC. He is a director of Boise Cascade Corporation and several private companies.

EXECUTIVE OFFICERS

     The following are our current executive officers, all of whom hold office until their successors are duly appointed and qualified.

                                                                                        OFFICER OR
                                                                                      DIRECTOR OF THE
NAME                       AGE                        POSITION                         COMPANY SINCE
----                       ---                        --------                        ---------------
John F. Bookout..........  77    President, Chief Executive Officer and a Director    February 1996
Rick G. Lester...........  48    Senior Vice President and Chief Financial Officer    October 1998
Kenneth R. Sanders.......  50    Senior Vice President -- Exploration and             August 1999
                                 Production

     Rick G. Lester was elected Senior Vice President and Chief Financial Officer in October 1998. Previously, he was Vice President and Chief Financial Officer of Domain Energy Corporation ("Domain") until its merger into Lomak Petroleum to form Range Resources Corporation. Mr. Lester served in various positions with Tenneco, Inc. and its subsidiaries prior to his tenure at Domain.

     Kenneth R. Sanders was elected Senior Vice President -- Exploration and Production of the Company in August 1999. Before joining the Company, Mr. Sanders served in positions of increasing responsibility at Seagull Energy E & P, Inc. since 1991, concluding as Vice President -- Exploitation, Acquisitions & Engineering.

EXECUTIVE COMPENSATION

     The following shows compensation paid during the last three fiscal years to our Chief Executive Officer and our other executive officers whose compensation exceeded $100,000 in 1999 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                             ANNUAL COMPENSATION(1)              COMPENSATION
                                   ------------------------------------------    ------------
                                                         CASH         STOCK         OPTION           ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR   SALARY ($)   BONUS ($)    BONUS ($)     AWARDS (#)    COMPENSATION ($)(2)
---------------------------        ----   ----------   ---------    ---------    ------------   -------------------
John F. Bookout..................  1999    800,000      187,500(3)   190,430(3)                       10,000
  Chairman, President and CEO      1998    800,000                                                    10,000
                                   1997    800,000                                                     8,000
Dallas D. Laumbach(4)............  1999     87,083       75,000(3)    76,172(3)                        5,225
  Former Senior Vice President     1998    190,000                                                    10,000
                                   1997    190,000                                                     9,500
Rick G. Lester...................  1999    175,000       75,000(3)    76,172(3)                       10,000
  Senior Vice President &          1998     43,750       50,000                     38,100             2,625
  Chief Financial Officer
Kenneth R. Sanders(4)............  1999     79,167       50,000(4)                  62,500             2,850
  Senior Vice President --
  Exploration & Production

---------------

(1) Perquisites and other benefits did not exceed 10% of any named officer's total annual salary and bonus and therefore are excluded.

(2) Amounts include matching contributions by us to the named executive officer's 401(k) account.

(3) Messrs. Bookout, Laumbach and Lester were awarded special bonuses on June 8, 1999 in recognition of extraordinary services performed on behalf of the Company during 1998 and the first-half of 1999, consisting of each receiving cash and shares of Common Stock (31,250 to Mr. Bookout, 12,500 to

    Mr. Laumbach and 12,500 to Mr. Lester, in each case as adjusted for the 1-for-10 stock split effected July 30, 1999) under the Company's 1997 Long-Term Incentive-Performance Plan. The closing price of the Company's common stock as of close of June 7, 1999 on the NASDAQ was $6.09375 (as adjusted for the 1-for-10 stock split effected July 30, 1999).

(4) Mr. Sanders was appointed Senior Vice President -- Exploration and Production effective August 1, 1999 after Mr. Laumbach left the employment of the Company effective June 15, 1999, and Mr. Sanders received an initial bonus upon employment.

OPTION GRANTS IN 1999

     The following table provides information about options granted during 1999 to the Named Executive Officers.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE
                                                INDIVIDUAL GRANTS                      VALUE AT ASSUMED
                               ---------------------------------------------------     ANNUAL RATES OF
                                NUMBER OF      % OF TOTAL                                STOCK PRICE
                                SECURITIES    OPTIONS/SARS   EXERCISE                  APPRECIATION FOR
                                UNDERLYING     GRANTED TO    OR BASE                    OPTION TERM(1)
                               OPTIONS/SARS   EMPLOYEES IN    PRICE     EXPIRATION   --------------------
NAME                             GRANTED      FISCAL YEAR     ($/SH)       DATE       5% ($)     10% ($)
----                           ------------   ------------   --------   ----------   --------   ---------
Kenneth R. Sanders...........     37,500         14.82%        10.00     8/01/09           0           0
                                  25,000          9.90%       3.4375     8/01/09      54,046     136,962

---------------

(1) Potential realizable value is based on an assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the 10-year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect our future stock price growth, which is dependent on future performance and stock market conditions.

COMPENSATION OF DIRECTORS

     Our non-management directors receive $3,750 quarterly and $1,000 for each committee meeting attended.

EMPLOYMENT AGREEMENTS

     In 1999 we extended for an additional three-year term the three-year employment agreement with John F. Bookout at a base salary of $800,000. In October 1998, we entered into a one-year evergreen employment agreement with Rick G. Lester at a base salary of $175,000 and an initial bonus of $50,000. In 1999, we entered into a one-year evergreen employment agreement with Kenneth R. Sanders at a base salary of $190,000 and an initial bonus of $50,000. Each of the agreements provides for a lump sum severance payment if the covered executive is terminated by us without cause or as otherwise permitted, as defined in the agreements. Mr. Bookout would be entitled to a severance payment covering the balance of the three-year term, Mr. Lester's severance payment would be equal to one year's salary, and in the case of a change of control, eighteen months' salary plus annual performance awards as defined in the agreement and all unvested options accelerated to 100% vesting. Mr. Sander's severance payment would be equal to one year's salary plus annual performance award as defined in the agreement, and in the case of a change of control, two year's salary and all unvested options accelerated to 100% vesting. Each of the agreements provides for various other benefits and for indemnification of the covered executive under certain conditions.

                               SECURITY OWNERSHIP

     The only person we know to have beneficially owned, as of the Record Date, more than five percent of the Common Stock is Contour Production Company L.L.C. ("CPC"), which beneficially owned 7,214,405 shares of Common Stock. Bessemer Holdings, L.P. ("Bessemer") owns a majority of the membership interests in CPC. Based on a Statement on Schedule 13-D filed with the SEC, CPC and Bessemer are each deemed to beneficially own the shares of Common Stock held of record by CPC. As of the Record Date, those shares represented 49.5% of the total voting power of our capital stock (consisting of shares of Common Stock and Existing Preferred Stock). Bevairohn, Ltd., a partnership controlled by John F. Bookout, Chairman, President and CEO, and six other investment partnerships having the same general partner as Bessemer own the remaining interests in CPC.

     The following table shows information as of the Record Date with respect to the Common Stock and Existing Preferred Stock beneficially owned, directly or indirectly, by each of our directors, by our executive officers and by all of our directors and executive officers as a group.

                                                        COMMON     PERCENT    PREFERRED     PERCENT
NAME OF BENEFICIAL OWNER                               STOCK(1)    OF CLASS     STOCK     OF CLASS(3)
------------------------                               ---------   --------   ---------   -----------
CPC(1)...............................................  7,214,405    54.6%           --         --
John Hancock Advisors, Inc.(2).......................         --       --      165,000      12.1%
John F. Bookout(3)...................................    274,048     2.07           --         --
John J. Conklin, Jr. ................................      9,104     *              --         --
Ralph P. Davidson(4).................................      9,725     *              --         --
Adam P. Godfrey(3)...................................         --       --           --         --
Dallas D. Laumbach(5)................................         --     *              --         --
Rick G. Lester(6)....................................     12,700       --           --         --
William J. Murray(7).................................      8,181     *           2,000       *
Edward Park(3).......................................         --       --           --         --
Kenneth R. Sanders...................................      2,000     *              --         --
Ward W. Woods(3).....................................         --       --           --         --
All current directors and executive officers as a
  group (9 persons)..................................    315,758     2.39        2,000       *

---------------

 *  Less than 1%

(1) CPC's address is 630 Fifth Avenue, 39th Floor, New York, New York 10111. Bessemer Holdings, L.P. owns a majority of the membership interests in CPC. Based on a Statement on Schedule 13-D filed with the SEC, CPC and Bessemer are each deemed to beneficially own the shares of common stock held of record by CPC.

(2) According to a Schedule 13G filed with the SEC on February 14, 2000, John Hancock Advisors, Inc. ("John Hancock") has sole voting power and sole dispositive power over these shares. John Hancock's address is 101 Huntington Avenue, Boston, Massachusetts 02199.

(3) Excludes 7,214,405 shares of Common Stock held by CPC, in which Messrs. Godfrey, Park and Woods have an indirect interest, and as to which each of Messrs. Godfrey, Park and Woods have disclaimed beneficial ownership.

(4) Excludes 12,225 shares of Common Stock held by Mr. Davidson's wife as to which Mr. Davidson has disclaimed beneficial ownership.

(5) Mr. Laumbach resigned June 15, 1999.

(6) Represents shares of Common Stock subject to vested options.

(7) Includes 2,000 shares of Preferred Stock held in Mr. Murray's defined benefit pension plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We have entered into an agreement with BPC pursuant to which BPC provides us with financial advisory services. For its services under this agreement, we paid BPC an advisory fee of $500,000 in December 1999 and we will pay an additional $500,000 in each December of 2000 and 2001. In addition, we reimburse BPC expenses it incurs in rendering advisory services. We have also agreed to indemnify BPC and its affiliates against certain liabilities under this agreement.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 20,000,00 shares of Common Stock, and 2,000,000 shares of Preferred Stock, $1.50 par value per share, of which 1,365,173 shares are currently designated as Existing Preferred Stock. As of the Record Date, there were outstanding 13,211,449 shares of Common Stock and 1,365,173 shares of Existing Preferred Stock. Upon the effectiveness of the Reclassification, the shares of Existing Preferred Stock (including accumulated and unpaid dividends) will be reclassified into shares of Common Stock and shares of a new transitional preferred stock (the Cash Equivalent Preferred Stock). At May 1, 2000, accumulated and unpaid dividends on the Existing Preferred Stock aggregated $9.0 million ($6.5625 per share). Each share of Existing Preferred Stock has a liquidation value of $25 (plus accumulated and unpaid dividends). Chase-Mellon Securities L.L.C. is the transfer agent and registrar for the Common Stock and the Existing Preferred Stock.

     Each outstanding share of our capital stock is fully paid and nonassessable.

     The following descriptions summarize the material terms and provisions of our capital stock but do not purport to be complete and are qualified in their entirety by reference to the Certificate of Incorporation, which has been filed as an exhibit to the Registration Statement of which this Statement forms a part and which is incorporated herein by reference.

COMMON STOCK

  Dividends

     Holders of the Common Stock are entitled to dividends, when and if declared by the Board of Directors, but only out of funds legally available therefor, subject to (i) the rights of the holders of shares ranking prior to Common Stock as to dividends and distributions, including the Existing Preferred Stock and
(ii) limitations on the payment of dividends on Common Stock contained in certain of the Company's outstanding debt instruments. Holders of Existing Preferred Stock are entitled to the payment of dividends for the current and all prior quarterly periods before any dividend may be declared upon Common Stock or before any other payment on account of, or the setting aside of money for, the purchase, redemption or other retirement of Common Stock may be made. We are effectively prohibited at present from paying dividends on our Common Stock and Existing Preferred Stock.

  Liquidation Rights

     Upon the liquidation, dissolution or winding up of the affairs of Contour, whether voluntary or involuntary, each share of Existing Preferred Stock is entitled, before any distribution is made to holders of Common Stock, to receive the amount of the liquidation value of such Existing Preferred Stock, which is $25 per share, together with all accumulated and unpaid dividends to the date fixed for distribution -- at present $6.5625 per share. After the stated amounts payable upon liquidation on the Existing Preferred Stock have been paid in full or provision for the payment has been made, our remaining net assets would be distributed pro rata to the holders of Common Stock.

  Voting Rights

     Each share of Common Stock is entitled to one vote for all purposes, except as otherwise provided by law or as expressly provided in the Certificate of Incorporation.

EXISTING PREFERRED STOCK

  Dividends

     Holders of Existing Preferred Stock are entitled to receive cumulative cash dividends at an annual rate of $2.625 per share payable quarterly in arrears on February 1, May 1, August 1 and November 1, but only, when, and if declared by the Board of Directors out of funds legally available therefor. We are prohibited from declaring and paying dividends on any junior stock and from redeeming, repurchasing or making a sinking fund payment on any junior stock unless all prior dividends accumulated on the Existing Preferred Stock, including the current quarterly period, have been paid or declared and set aside for payment.

  Liquidation Rights

     The Existing Preferred Stock has a liquidation preference of $25 per share, plus accumulated and unpaid dividends, before any distribution of assets is made to holders of Common Stock. After payment in full of the liquidation preference plus any accumulated and unpaid dividends on the Existing Preferred Stock, the holders will not be entitled to any further participation in any distribution of assets. Neither a consolidation or merger of the Company with another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will be considered a liquidation, dissolution or winding up. If assets available for distribution are insufficient to pay the full liquidation preference, holders of Existing Preferred Stock are entitled to share ratably in any such distribution based on their shareholding.

  Redemption

     The Existing Preferred Stock is redeemable, but only out of funds legally available therefor, at our option, in whole or in part, on not more than 60 and not less than 20 days' notice, currently at $25.79 per share (decreasing to $25 pursuant to a scale in 2004) plus dividends accumulated and unpaid to the redemption date ($6.5625 per share at present).

  Ranking

     The Existing Preferred Stock ranks senior to the Common Stock as to liquidation and dividends.

  Conversion

     The shares of Existing Preferred Stock are convertible, at the option of the holder thereof, into shares of Common Stock at a rate of .347 shares of Common Stock for each share of Existing Preferred Stock. No payment or adjustment for accumulated dividends is to be made on conversion. The conversion rate is subject to adjustment in certain events, including (i) dividends (and other distributions) payable to all holders of Common Stock in shares of our capital stock, including Common Stock, (ii) the issuance to all holders of Common Stock of rights or warrants which entitle them to subscribe for or purchase Common Stock at a price per share less than the current market price (as defined), (iii) subdivisions, combinations and reclassifications of Common Stock, and (iv) distributions to all holders of Common Stock of evidences of our indebtedness or assets (including securities, but excluding those rights or warrants referred to above and dividends and distributions paid in cash out of current or retained earnings). In case of certain consolidations or mergers to which we are a party or the sale or transfer of all or substantially all of our assets, each share of Existing Preferred Stock then outstanding and entitled to be converted after such consolidation, merger, sale or transfer would become convertible into the kind and amount of securities, cash and other property receivable upon the consolidation, merger, sale or transfer by a holder of a number of shares of Common Stock equal to the number of shares into which such share of Existing Preferred Stock might have been converted immediately prior to such consolidation, merger, sale or transfer.

     Special Conversion Rights. The Existing Preferred Stock has a special conversion right that becomes effective upon the occurrence of certain types of significant transactions affecting ownership or control of

Contour. On the occurrence of a change in control or a fundamental change (as defined) at a time when the market value (as defined) of the Common Stock is less than the prevailing conversion price, the special conversion right would, for a limited period, increase the conversion ratio to as high as .625 shares of Common Stock per share of Existing Preferred Stock.

  Voting Rights

     The holders of Existing Preferred Stock are entitled to one vote per share, voting together as a single class with the holders of shares of Common Stock, on all matters on which the shares of Common Stock may vote, including the election of directors. Holders of two-thirds of the outstanding shares, voting as a separate class, are required, among other matters: (i) to authorize or increase the authorized amount of any additional class of stock ranking prior to the Existing Preferred Stock, or (ii) to amend, alter or repeal any provisions of our Certificate of Incorporation or By-laws so as to affect the rights of the Existing Preferred Stock in any respect adverse to the holders thereof.

  Failure to Pay Dividends

     If we fail to pay dividends on the Existing Preferred Stock in an amount equal to at least six quarterly dividends (whether or not consecutive), the number of directors then constituting the Board of Directors shall be increased by two and the holders of the Existing Preferred Stock, voting together as a single class, shall have the right to elect the two additional members of the Board of Directors. Such right will expire when all accumulated but unpaid dividends on the Existing Preferred Stock have been paid and dividends on the Existing Preferred Stock for the then current quarterly period have been paid or declared and set apart. As of May 1, 2000, we had omitted dividends on the Existing Preferred Stock for a total of 10 quarters. See Note 5 of Notes to Consolidated Financial Statements included elsewhere herein. As a result, holders of the Existing Preferred Stock have the right, which has not been exercised to date, to elect two additional members to the Board of Directors at the Annual Meeting to serve until the earliest of (i) the completion of the Reclassification, if it occurs, (ii) the date on which dividend arrearages on the Existing Preferred Stock are eliminated or (iii) the date of the next annual meeting of stockholders.

CASH EQUIVALENT PREFERRED STOCK

     Because the Cash Equivalent Preferred Stock will be redeemed immediately for cash at $3.50 per share on issue and is only a mechanism to facilitate the Reclassification under Delaware law, its terms are limited to a statement of its seniority over Common Stock upon the liquidation or dissolution of the Company, a statement that its liquidation preference is $3.50 per share, a statement that it has no voting, dividend or conversion right and provisions calling for its immediate redemption for cash at $3.50 per share following the effectiveness of the Reclassification.

     Not later than the effective time of the Reclassification, we will establish a purchase fund for the Cash Equivalent Preferred Stock by depositing with a paying agent an amount of cash sufficient to pay the aggregate redemption price for such shares.

     The shares of Cash Equivalent Preferred Stock redeemed pursuant to the procedure for its immediate redemption upon issue shall have the status of authorized but unissued shares of the Company's preferred stock, without designation as to series and will be subject to reissuance by the Board of Directors.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain U.S. Federal income tax consequences of the Reclassification which are generally applicable to holders of the Existing Preferred Stock under the Internal Revenue Code of 1986, as amended (the "Code"). Tax consequences which are different from or in addition to those described herein may apply to holders of Existing Preferred Stock who are subject to special treatment under the U.S. Federal income tax laws, such as non-U.S. persons, tax-exempt organizations, financial institutions, insurance companies, broker-dealers, stockholders who hold their Existing Preferred Stock as part of a hedge, straddle, wash sale, synthetic security, conversion transaction or other integrated investment comprised of Existing Preferred Stock and one or more other investments, persons who acquired their shares in compensatory transactions or other persons who do not hold their shares of Existing Preferred Stock as capital assets. This discussion is limited to U.S. Federal income tax consequences and does not address any other tax consequences, including, without limitation, foreign, state or local tax consequences. This summary is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof all as of the date of this offering memorandum. The statutory provisions, regulations and interpretations on which this summary is based are all subject to change, possibly on a retroactive basis, and to differing interpretations.

     THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED BELOW ARE FOR GENERAL INFORMATION ONLY. THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE RECLASSIFICATION TO A HOLDER OF EXISTING PREFERRED STOCK. EACH HOLDER OF EXISTING PREFERRED STOCK SHOULD CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE RECLASSIFICATION IN LIGHT OF SUCH HOLDER'S OWN SITUATION.

     Reclassification. The Company is not aware of any authority which specifically addresses the U.S. Federal income tax consequences of transactions substantially the same as the Reclassification. However, the Company believes that for U.S. Federal income tax purposes, the issuance of the Cash Equivalent Preferred Stock and its immediate repurchase should be ignored and the transaction should be viewed as a recapitalization described in Code Section 368(a)(1)(E) with each holder receiving one share of Common Stock and $3.50 of cash (the "boot") in exchange for a share of Existing Preferred Stock. If the transaction were viewed as such a recapitalization, the following U.S. Federal income tax consequences should occur:

          a. any gain on the Reclassification to a holder of Existing Preferred Stock (the amount by which the sum of fair market value of the Common Stock and boot received for a share of Existing Preferred Stock exceeds the holder's tax basis of such Existing Preferred Stock) will be recognized for U.S. Federal income tax purposes up to the amount of the boot; however, if a holder of Existing Preferred Stock realizes a loss on the Reclassification (that is the sum of fair market value of the Common Stock and boot received in exchange for a share of Existing Preferred Stock is less than the holder's tax basis of such Existing Preferred Stock), such loss will not be recognized for U.S. Federal income tax purposes at the time of Reclassification;

          b. a holder of Existing Preferred Stock should have an adjusted tax basis in the Common Stock received equal to such holder's basis in the Existing Preferred Stock reduced by the boot received in the Reclassification and increased by the amount of income recognized by the holder with respect to the Reclassification; and

          c. a holder of Existing Preferred Stock should have a holding period in the Common Stock received in the Reclassification which is the same as the holding period of such holder's Existing Preferred Stock held immediately before the exchange.

     Any gain (as described above) recognized in the Reclassification by a holder of Existing Preferred Stock will be either a dividend to the extent of the ratable share of current or accumulated earnings and profits of the Company, if any, or gain from the sale or exchange of stock. For purposes of determining the characterization as dividend or sale or exchange income, the transaction should be tested as though shares of stock were actually issued to holders of Existing Preferred Stock and then immediately redeemed for the boot. Under Code Section 302, the boot will be taxed as a dividend unless the deemed redemption (i) results in a "complete termination" of the holder's stock interest in the Company under Code Section 302(b)(3), (ii) is "substantially disproportionate" with respect to the holder under Code Section 302(b)(2), or (iii) is "not essentially equivalent to a dividend" under Code Section 302(b)(1). In determining whether any of these tests have been met, shares of Company stock considered to be owned by the holder by reason of certain constructive ownership rules in Code Sections 302(c) and Section 318, as well as shares actually owned, must be taken into account. If any of these tests are met, the gain from the Reclassification will be treated as a gain from the sale or exchange of stock for U.S. Federal income tax purposes.

     A redemption will completely terminate a holder's interest in the Company if as a result of the Reclassification immediately thereafter, the holder no longer has any stock interest in the Company either directly or constructively after application of the rules of Code Section 302(c). A redemption will be substantially disproportionate with respect to the holder if (i) the ratio of the voting stock owned by the holder (including stock attributed to the holder under Code Section 302(c)) immediately after the Reclassification to all the voting stock of the Company is less than 80% of the same ratio for the voting stock owned by the holder immediately before the Reclassification, (ii) there is a similar percentage reduction in the ownership by the holder of Common Stock of the Company, and (iii) the holder owns less than 50% of the voting stock of the Company. Whether a redemption is "not essentially equivalent to a dividend" with respect to a holder will depend upon the holder's particular circumstances. The Internal Revenue Service has ruled that a minority stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a "meaningful reduction" if such stockholder has a reduction in its percentage stock ownership. In determining whether any of the foregoing tests have been satisfied, the holder is deemed, under the constructive ownership rules of Code
Section 302(c), to own any shares in the Company owned by certain related parties and entities and in any shares which the holder or certain related persons and entities have an option to acquire. However, because of ambiguities applying the foregoing rules, you should consult your tax advisor to determine whether a deemed redemption of stock of the Company in exchange for the cash boot should be treated as a dividend or as a payment in exchange for stock.

     Back-up Withholding. A holder of Existing Preferred Stock may be subject to back-up withholding at the rate of 31% with respect to cash proceeds received pursuant to the Reclassification. The Company will be required to deduct and withhold tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the Company or establish an exemption from back-up withholding, (ii) the IRS notifies the Company that the TIN furnished by the payee is incorrect,
(iii) there has been a notified payee underreporting with respect to interest, dividends or original issue discount described in Code Section 3406(c), or (iv) there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under Code Section 3406(a)(1)(C). As a result, if any one of these occurs, the Company will be required to withhold a tax equal to 31% from any cash payments made with respect to the Existing Preferred Stock.

                CERTAIN BANKRUPTCY AND INSOLVENCY CONSIDERATIONS

     Under the Bankruptcy Code, or other applicable bankruptcy and insolvency laws, completion of the Reclassification may have, among other things, the consequences indicated below.

     If the Company voluntarily or involuntarily becomes a debtor under the Bankruptcy Code, the ability of holders of the Company's debt to recover their investment may be impaired. Given the risks inherent in the reorganization process, including (i) the potential deterioration of the business of the Company and its subsidiaries during a bankruptcy proceeding, (ii) the possible loss of a significant number of employees, and (iii) the additional administrative expense associated with a bankruptcy case, it is not possible to determine what percentage of their investment debt holders of the Company are likely to recover in a bankruptcy reorganization. Ultimate recovery would depend, among other things, on the impact of the bankruptcy proceedings on the business of the Company, the treatment of the debt in a plan of reorganization and the length of time necessary to complete the reorganization process. It is not unusual for complex bankruptcy proceedings to continue for a period of years before a plan of reorganization is confirmed and payments under the plan are made. A reorganization could affect the Company's ability to generate revenues from operations or asset sales and could significantly diminish the saleable value of its assets. Alternatively, the Company could be required to liquidate its assets under Chapter 7 or a liquidating plan under Chapter 11. The foregoing factors, in addition to those factors described below, could be applicable in the event a bankruptcy petition is filed after completion of the Reclassification. Because the Reclassification involves, in effect the payment to Existing Preferred Stockholders of cash in the amount of $3.50 per share, it is possible that debt holders may seek to recover cash amounts paid to Existing Preferred Stockholders in any bankruptcy or insolvency proceeding involving the Company or in other proceedings on the grounds that such payments constituted a fraudulent transfer.

     One of three fraudulent transfer statutes may be applicable to the Reclassification: (i) the Uniform Fraudulent Transfer Act ("UFTA") as codified by the state of Texas (the state in which the Company's headquarters are located); (ii) the Uniform Fraudulent Conveyance Act ("UFCA") as codified by the state of Delaware (the state in which the Company is incorporated); and (iii)
section 548 of the Bankruptcy Code. Section 548 of the Bankruptcy code governs fraudulent conveyance as a matter of federal law applicable to persons or corporations who are debtors in cases pending in the federal bankruptcy courts and substantially based upon the UFCA. The UFTA is generally modeled after both the UFCA and Section 548 of the Bankruptcy Code; each provides for the avoidance of transfers made with actual intent to defraud creditors, or made with constructively fraudulent intent.

     To sustain a constructive fraud finding under section 548 of the Bankruptcy Code, the UFCA and the UFTA, a two-prong test is applied involving: (1) the value given and (2) the financial condition of the transferor. For the constructive fraud provisions to apply, the court must find that the transfer or obligation was for less than "fair consideration" (under the UFCA) or for less than a "reasonably equivalent value" (under Section 548 of the Bankruptcy Code or the UFTA). In addition to the finding of lack of fair consideration or reasonably equivalent value, the court must find that the transfer (1) was made while the transferor was insolvent or rendered the transferor insolvent, (2) would leave the transferor with insufficient capital, or (3) would place the transferor in a position to incur debts which it is unable to pay. The definition of "insolvent" varies under the three statutes.

     The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. The Company would be considered insolvent, under Texas law, if the sum of all its liabilities is greater than the value of all its assets at a fair valuation or if it were generally not able to pay its debts as they become due. Under the Bankruptcy Code, the Company would be considered insolvent if the sum of all its liabilities is greater than the value of all its property at a fair valuation. Under Delaware law, the Company would be insolvent if the present fair saleable value of its assets is less than the amount required to repay its probable liability on its debts as they become absolute and matured. The foregoing italicized terms and are applied on a case-by-case basis to determine the insolvency of a particular person. Because there can be no assurance which jurisdiction's fraudulent transfer law would be applied by a court, there can be no assurance as to what standard a court would apply in order to determine insolvency.

     If a court in a lawsuit by or on behalf of an unpaid creditor or a representative of creditors, such as a trustee in bankruptcy or the Company as debtor-in-possession, were to find that, at the time of the Reclassification,
(a) the Company received less than fair consideration or reasonably equivalent value in exchange for the Reclassification consideration paid to holders of Existing Preferred Stock, and (b) the Company (i) was insolvent, or was rendered insolvent as a result of the Reclassification, (ii) had unreasonably small capital for its business, or (iii) intended to incur or believed it would incur, debts beyond its ability to pay as such debts matured, such court could, among other remedies, void the Reclassification and order the repayment to the Company, or to a fund for the benefit of creditors, an amount equal to any excess value the holders of Existing Preferred Stock received.

                                 LEGAL OPINIONS

     The validity of the shares of Common Stock and Cash Equivalent Preferred Stock issuable in connection with the Reclassification is being passed upon by Fulbright & Jaworski L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    GENERAL INFORMATION CONCERNING CONSENTS

SOLICITATION OF CONSENTS

     This Statement is furnished in connection with the solicitation by our Board of Directors. Consents should be sent to the Consent Solicitation Agent at its address shown on the back cover of this Statement.

     Solicitation is being made by the use of the mails, but may also be made by telephone, telegram and personal interviews.

RECORD DATE

     Holders of Existing Preferred Stock of record at the close of business on May 17, 2000 are entitled to notice of this Consent Solicitation and to give consents. On the Record Date, there were issued and outstanding 13,211,449 shares of Common Stock and 1,365,173 shares of Existing Preferred Stock.

NO DISSENTERS' RIGHTS OR APPRAISAL RIGHTS

     No dissenters' rights or appraisal rights exist with respect to approval of the Reclassification.

VOTING RIGHTS

     The Reclassification proposal requires the approval of the holders of a majority of the outstanding shares of Common Stock and Existing Preferred Stock voting together as a single class pursuant to which each share thereof has one vote, and the approval of the holders of two-thirds of the outstanding shares of Existing Preferred Stock, voting as a separate class, as to which each share thereof has one vote. The effect of giving your consent is to cast your votes in favor of the Reclassification for purposes of your separate vote as a class as well as your vote with Common Stock.

REVOCATION OF CONSENT

     A holder of Existing Preferred Stock who has executed and returned a Consent may revoke it at any time before the effective date of the Reclassification (which will not be earlier than [20 business days from the date of this Statement], 2000). A revocation may be in any written form as long as it clearly states that the Consent is no longer effective.

EXPENSES OF SOLICITATION

     We have engaged D.F. King & Co. to assist us in making the solicitation. We have a contract with D.F. King & Co. calling for it to be paid $7,500 plus expenses for its solicitation efforts. We will pay this amount. In addition, we anticipate that we will incur and pay the following additional expenses in connection with the Consent Solicitation and Reclassification:

Accounting fees and expenses..............................  $
Legal fees and expenses...................................
Printing costs............................................
Other miscellaneous expenses..............................

     Various officers and employees will also engage in solicitation efforts in connection with the Consent Solicitation as part of their normal duties, and they will not be compensated additionally for such efforts.

                      WHERE YOU CAN FIND MORE INFORMATION

     In connection with this Statement, we filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933 with the Commission as to the securities offered hereby. Because the Reclassification may be viewed as a tender offer by us for our outstanding Preferred Stock, we also filed a Schedule TO with the Commission in connection herewith. This Statement omits certain information contained in the Registration Statement and the Schedule TO. For further information pertaining to the securities offered hereby, we refer you to the Registration Statement and the Schedule TO, including the exhibits filed with the Registration Statement and the Schedule TO. We are subject to the informational requirements of the Securities Exchange Act of 1934 and file periodic reports, proxy statements and other information with the Commission. The Registration Statement and the Schedule TO, including the exhibits thereto, as well as such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents can be obtained from the Commission at prescribed rates at their offices. You may obtain information on the operation of the Commission's Public Reference Facilities by calling 1-800-SEC-0330. The Commission also maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

     Questions and requests for assistance or additional copies of this Statement and the accompanying Consent may be directed to the Consent Solicitation Agent as set forth on the back cover page of this Statement.

     No person is authorized to give any information or to make any representation not contained in this Statement in connection with the matters contained in this Statement, and if given or made, such information or representation must not be relied upon. This Statement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than the securities covered by this Statement, by us or any other person, or an offer or solicitation of such securities, or the solicitation of a proxy or consent, in any jurisdiction, to or from any person to whom it is unlawful to make such offer or solicitation or such proxy or consent solicitation in such jurisdiction. Neither the delivery of this Statement nor any distribution of the securities made under this Statement shall, under any circumstances, create an implication that there has been no change in our affairs or in the information set forth herein since the date of this Statement.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONTOUR ENERGY CO. AND SUBSIDIARIES:
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets -- December 31, 1998 and 1999...   F-3
Consolidated Statements of Income (Loss) -- For the years
  ended December 31, 1997, 1998 and 1999....................   F-4
Consolidated Statements of Cash Flows -- For the years ended
  December 31, 1997, 1998 and 1999..........................   F-5
Consolidated Statements of Changes in Stockholders'
  Deficit -- For the years ended December 31, 1997, 1998 and
  1999......................................................   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets -- December 31, 1999 and March
  31, 2000 (unaudited)......................................  F-29
Consolidated Statements of Loss -- For the three months
  ended March 31, 1999 and 2000 (unaudited).................  F-30
Consolidated Statements of Cash Flows -- For the three
  months ended March 31, 1999 and 2000 (unaudited)..........  F-31
Notes to Consolidated Financial Statements (unaudited)......  F-32

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Contour Energy Co.:

     We have audited the accompanying consolidated balance sheets of Contour Energy Co. and subsidiaries (the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of income (loss), cash flows, and changes in stockholders' deficit for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
March 23, 2000

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                                 (IN THOUSANDS,
                                                               EXCEPT SHARE DATA)
ASSETS:
Cash and cash equivalents...................................  $   8,435   $  10,370
Accounts receivable.........................................     18,071      18,389
Accounts receivable -- drilling programs....................        624         199
Prepaid expenses and other current assets...................      1,121       1,042
                                                              ---------   ---------
          Total current assets..............................     28,251      30,000
                                                              ---------   ---------
Oil and gas properties, successful efforts method:
  Unproved properties, net..................................     38,293      22,260
  Properties subject to amortization........................    496,686     428,116
Pipelines and other transportation assets, at cost..........      1,582       1,582
Furniture, fixtures and equipment...........................      3,554       3,596
                                                              ---------   ---------
                                                                540,115     455,554
Less: Accumulated depreciation, depletion and
  amortization..............................................   (283,660)   (289,798)
                                                              ---------   ---------
          Total property and equipment, net.................    256,455     165,756
Restricted cash.............................................         --       7,500
Other non-current assets, net...............................      1,491         526
                                                              ---------   ---------
          Total assets......................................  $ 286,197   $ 203,782
                                                              =========   =========
LIABILITIES:
Accounts payable and accrued expenses.......................  $  33,113   $  25,207
Accounts payable -- drilling programs.......................        272         115
Current portion of long-term debt...........................     32,251       8,598
                                                              ---------   ---------
          Total current liabilities.........................     65,636      33,920
                                                              ---------   ---------
Long term debt..............................................    287,500     246,165
                                                              ---------   ---------
          Total liabilities.................................    353,136     280,085
                                                              ---------   ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
Preferred stock, $1.50 par value, 2,000,000 shares
  authorized at December 31, 1998 and 1999; 1,733,628 and
  1,363,319 shares issued and outstanding at December 31,
  1998 and 1999, respectively (liquidation value $48,977 and
  $41,824, respectively)....................................      2,600       2,045
Common stock, $.10 par value, 20,000,000 shares authorized
  at December 31, 1998 and 1999; 12,602,224 and 13,212,005
  shares issued and outstanding at December 31, 1998 and
  1999, respectively........................................      1,260       1,321
Additional paid-in capital..................................    300,653     301,516
Accumulated deficit.........................................   (371,452)   (381,185)
                                                              ---------   ---------
          Total stockholders' deficit.......................    (66,939)    (76,303)
                                                              ---------   ---------
          Total liabilities and stockholders' deficit.......  $ 286,197   $ 203,782
                                                              =========   =========

                See Notes to Consolidated Financial Statements.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 1997         1998          1999
                                                              ----------   -----------   -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES:
Oil and gas revenues........................................   $75,864      $ 79,150      $ 54,107
Interest and other income...................................       274           505         1,974
Gain on sale of properties..................................        --            --        25,863
                                                               -------      --------      --------
          Total revenues....................................    76,138        79,655        81,944
                                                               -------      --------      --------
COSTS AND EXPENSES:
Production expenses.........................................    10,955        19,878        15,541
Exploration expenses........................................     5,433        12,034         5,736
General and administrative expenses.........................     6,875         7,077         7,463
Interest and other debt expenses............................    25,071        33,333        38,002
Depreciation, depletion and amortization....................    25,853        38,602        35,986
Impairment of oil and gas properties........................        --        25,738            --
                                                               -------      --------      --------
          Total expenses....................................    74,187       136,662       102,728
                                                               -------      --------      --------
Income (loss) before income taxes and extraordinary item....     1,951       (57,007)      (20,784)
Income taxes................................................        --            --            --
                                                               -------      --------      --------
Net income (loss) before extraordinary item.................     1,951       (57,007)      (20,784)
Extraordinary item..........................................        --            --        11,051
                                                               -------      --------      --------
Net income (loss)...........................................     1,951       (57,007)       (9,733)
Less: cumulative preferred stock dividends..................    (4,582)       (4,550)       (4,207)
                                                               -------      --------      --------
Net loss applicable to common stock.........................   $(2,631)     $(61,557)     $(13,940)
                                                               =======      ========      ========
Basic and diluted loss per common share before extraordinary
  item......................................................   $  (.26)     $  (4.89)     $  (1.94)
                                                               =======      ========      ========
Basic and diluted loss per common share.....................   $  (.26)     $  (4.89)     $  (1.08)
                                                               =======      ========      ========
Weighted average common shares outstanding..................    10,076        12,578        12,871
                                                               =======      ========      ========

                See Notes to Consolidated Financial Statements.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1998       1999
                                                             ---------   --------   ---------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)..........................................  $   1,951   $(57,007)  $  (9,733)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation, depletion and amortization.................     25,853     38,602      35,986
  Impairment of oil and gas properties.....................         --     25,738          --
  Gain on sale of properties...............................         --         --     (25,863)
  Exploration expenses.....................................      5,433     12,034       5,736
  Accretion and amortization of other debt expenses........      4,297      5,236       4,824
  Extraordinary gain.......................................         --         --     (11,051)
Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable and other
     current assets........................................     (1,297)     6,880         186
  Increase in other non-current assets.....................     (1,203)      (526)       (493)
  Increase (decrease) in accounts payable and accrued
     expenses..............................................      4,570     (8,655)     (8,063)
                                                             ---------   --------   ---------
          Net cash provided by (used in) operating
            activities.....................................     39,604     22,302      (8,471)
                                                             ---------   --------   ---------
INVESTING ACTIVITIES:
Capital expenditures.......................................    (53,140)   (56,579)    (15,204)
Proceeds from sale of oil and gas properties...............         --     17,363      83,153
Restricted cash investment.................................         --         --      (7,500)
Acquisition of oil and gas properties......................   (111,135)        --          --
Acquisition purchase price adjustment......................         --         --       6,889
                                                             ---------   --------   ---------
Net cash (used in) provided by investing activities........   (164,275)   (39,216)     67,338
                                                             ---------   --------   ---------
FINANCING ACTIVITIES:
Proceeds from long term borrowings.........................    180,500    119,100       4,000
Principal payments on long term borrowings.................    (82,700)  (118,900)   (115,500)
Proceeds from sale of notes, net...........................         --     29,526     125,938
Proceeds from sale of common stock, net....................     27,545        273          --
Proceeds from conversion of preferred stock................         --         (2)         --
Retirement of notes........................................         --       (228)    (71,370)
Dividends on preferred stock...............................     (4,582)    (4,582)         --
                                                             ---------   --------   ---------
          Net cash provided by (used in) financing
            activities.....................................    120,763     25,187     (56,932)
                                                             ---------   --------   ---------
(Decrease) increase in cash and cash equivalents...........     (3,908)     8,273       1,935
Cash and cash equivalents, beginning of period.............      4,070        162       8,435
                                                             ---------   --------   ---------
Cash and cash equivalents, end of period...................  $     162   $  8,435   $  10,370
                                                             =========   ========   =========

                See Notes to Consolidated Financial Statements.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

                                                                           ADDITIONAL
                                                      PREFERRED   COMMON    PAID IN     ACCUMULATED
                                                        STOCK     STOCK     CAPITAL       DEFICIT
                                                      ---------   ------   ----------   -----------
                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Stockholders' deficit at January 1, 1997............   $2,618     $ 983     $273,096     $(307,232)
Issuance of 2,700,000 shares of common stock in
  Contour Transaction...............................       --       270       26,730            --
Issuance of 42 shares of common stock pursuant to
  employee incentive stock options..................       --         4          541            --
Preferred stock dividends...........................       --        --           --        (4,582)
Net income..........................................       --        --           --         1,951
                                                       ------     ------    --------     ---------
  BALANCE AT DECEMBER 31, 1997......................    2,618     1,257      300,367      (309,863)
                                                       ------     ------    --------     ---------
Conversion of 11,815 shares of preferred stock into
  4,098 shares of common stock......................      (18)        1           17            --
Issuance of 27,217 shares of common stock pursuant
  to employee incentive stock options...............       --         2          269            --
Preferred stock dividends...........................       --        --           --        (4,582)
Net loss............................................       --        --           --       (57,007)
                                                       ------     ------    --------     ---------
  BALANCE AT DECEMBER 31, 1998......................    2,600     1,260      300,653      (371,452)
                                                       ------     ------    --------     ---------
Conversion of 1,676 shares of preferred stock into
  582 shares of common stock........................       (2)       --            2            --
Issuance of 56,250 shares of common stock pursuant
  to employee incentive stock options...............       --         6           (6)           --
Conversion of 368,633 shares of preferred stock into
  552,950 shares of common stock pursuant to tender
  offer.............................................     (553)       55          498            --
Issuance of restricted stock........................       --        --          369            --
Net loss............................................       --        --           --        (9,733)
                                                       ------     ------    --------     ---------
  BALANCE AT DECEMBER 31, 1999......................   $2,045     $1,321    $301,516     $(381,185)
                                                       ======     ======    ========     =========

                See Notes to Consolidated Financial Statements.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- INDUSTRY CONDITIONS AND LIQUIDITY

     In 1999, Contour Energy Co. (formerly Kelley Oil & Gas Corporation) ("the Company") undertook several strategic actions in response to the severe downturn in the industry in 1998 caused by low commodity prices and the closing of the capital markets to smaller oil and gas companies. These actions, described below, were designed to increase the near-term liquidity of the Company, provide capital for its ongoing capital expenditure programs and establish a stronger base for future growth.

     In April 1999, the Company entered into an Exploration and Development Agreement with Phillips Petroleum Company ("Phillips") relating to certain of our interests in the Bryceland, West Bryceland and Sailes fields in north Louisiana ("Phillips Transaction"). Pursuant to the agreement, the Company (1) received an $83 million cash payment (2) retained a 42 Bcf, 8-year volumetric overriding royalty interest (the "VORI") and a 1% override on the excess of production above such royalty interest and (3) retained 25% of its working interest in the Cotton Valley formation. In addition, Phillips, will at its risk and expense, operate, develop, exploit and explore the properties thereby relieving the Company of significant operating, exploration and development costs in the future. The transaction closed on May 17, 1999. The Company recognized a gain of approximately $25.9 million in 1999 related to this transaction.

     In April 1999, the Company negotiated a private offering of $135 million principal amount, 14% Senior Secured Notes (the "Notes"). The Notes are secured by a first lien on substantially all of our proved oil and natural gas properties remaining after the sale to Phillips and guaranteed by three entities wholly-owned by the Company. In accordance with the Notes indenture, on June 30, 1999, the Company funded $37.5 million to repurchase $35 million principal amount of the Notes at a repurchase price equal to 104% of the principal amount, plus accrued and unpaid interest and commitment fees to the date of the repurchase.

     On May 17, 1999, the Company funded $28.5 million to repurchase $46.1 million of the outstanding principal amounts of its 7 7/8% Convertible Subordinated Notes due December 15, 1999 and its 8 1/2% Convertible Subordinated Debentures due April 1, 2000 (collectively, the "Securities") at a price equal to $590 per $1,000 principal amount (not including accrued interest paid of $1.2 million).

     In addition, on May 17, 1999 the Company repaid all borrowings outstanding under its revolving credit facility of $115.5 million plus accrued interest and terminated the revolving credit facility and funded cash collateral for a $1.5 million letter of credit which was subsequently increased to $7.5 million. The Company used net proceeds remaining from the transactions for general corporate purposes. In 1999, the Company recognized an extraordinary gain of $11.1 million related to debt repurchases and refinancings, comprised of: (i) a net gain on the Securities tender offer and other debt retirements of $16.0 million, reduced by, (ii) a $1.4 million premium on the $35 million Notes repurchase and the proportionate write-off of debt issue costs of $2.4 million and (iii) the write-off of credit facility debt issue costs of $1.1 million.

     The remaining outstanding amounts of our 8 1/2% Convertible Subordinated Debentures of $8.4 million (including the effect of $0.3 million of retirements in the first quarter of 2000) are due on April 1, 2000. In addition, the Company has interest payments due in April and October, 2000 of $15.7 million and $15.4 million, respectively. In March 2000, the Company sold a portion of the VORI (the "VORI Sale"). The net proceeds from the sale approximated $20 million. Since the portion of the VORI sold (approximately 16.5 Bcf) represents production commencing April 1, 2003, the VORI Sale will not impact our operating cash flows until 2003.

     The Company has received the benefits of a general increase in the level of commodity prices over the past several months. The Company believes that this increase, combined with the cash on hand subsequent to the sale of a portion of the VORI will sustain its operations over the near term. However,

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the commodity markets are volatile and there is no certainty that current oil and natural gas prices can be sustained at these levels. In addition, the Company continues to have significant debt outstanding relative to its asset base and pays a high portion of its cash flow to service such debt. Furthermore, the Company does not have ready access to incremental sources of capital to supplement its operational requirements. The combination of the factors described herein and industry conditions beyond its control, may adversely offset our financial condition, results of operations and cash flows.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Operations. Contour Energy Co. (formerly Kelley Oil & Gas Corporation), a Delaware Corporation, its corporate subsidiaries and proportionate partnership interests are referred to herein as the "Company". The Company is an independent oil & gas company engaged in the exploration, development and acquisition of domestic oil and gas properties, principally in the Gulf Coast region and northern Louisiana.

     Principles of Consolidation. The consolidated financial statements include the accounts of (i) the Company, (ii) its corporate subsidiaries, all of which are wholly-owned, and (iii) our indirect 100% owned partnership, Kelley Operating Company, Ltd., and (iv) its proportionate interest in development drilling programs sponsored by Kelley Oil Corporation to conduct drilling operations on properties of Kelley Operating Company, Ltd. ("1992 DDP" and "1994 DDP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash payments attributable to interest on all indebtedness aggregated $19.6 million, $26.5 million and $34.1 million for the years ended December 31, 1997, 1998 and 1999, respectively.

     Financial Instruments. The Company's financial instruments consist of cash and cash equivalents, receivables, payables, long term debt and commodity derivatives (see Note 10). As of December 31, 1999, the estimated fair value of the Company's long-term debt was $181.2 million. The fair value of such long-term debt has been based on estimated market prices indicative of potential transactions between a "willing buyer" and a "willing seller". The carrying amount of the Company's other financial instruments approximates fair value.

     Oil and Gas Properties. All of the Company's interests in its oil and gas properties are located in the United States and are accounted for using the successful efforts method. Under the successful efforts method, the costs of successful wells, development dry holes and leases containing productive reserves are capitalized and amortized on a unit-of-production basis over the life of the related reserves. Estimated future abandonment and site restoration costs, net of anticipated salvage values, are amortized on a unit-of-production basis over the life of the related reserves. Exploratory drilling costs are initially capitalized pending determination of proved reserves but are charged to expense if no proved reserves are found. Other exploration costs, including geological and geophysical expenses, leasehold expiration costs and delay rentals, are expensed as incurred.

     Unproved leasehold costs are capitalized and are not amortized pending an evaluation of the exploration results. If unproved properties are determined to be productive, the related costs are transferred to proved oil and gas properties. If unproved properties are determined not to be productive, or if such properties have been otherwise impaired, the excess carrying value is charged to expense. Unproved properties are assessed quarterly for impairment in value, with any impairment charged to expense. The Company recognized non-cash impairment charges of $4.1 million related to unproved properties for the year ended December 31, 1998.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Our proved oil and gas properties are reviewed for indications of impairment whenever events or circumstances indicate that the carrying value of its oil and gas properties may not be recoverable. As a result of a decline in its proved reserves at January 1, 1999 from year-earlier levels, the Company performed an assessment of the fair value of its oil and gas properties indicating an impairment should be recognized as of year end. Under this analysis, the fair value for the Company's proved oil and gas properties was estimated using escalated pricing and present value discount factors reflecting risk assessments. Based on this analysis, the Company recognized noncash impairment charges against the carrying values of its proved oil and gas properties aggregating $21.6 million for the year ended December 31, 1998.

     Other Property and Equipment. The costs of pipelines and other transportation assets are depreciated using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of three to five years. Maintenance and repairs are charged to expense as incurred.

     Other Non-Current Assets. Other non-current assets consist primarily of debt issue costs, net of accumulated amortization. These costs are amortized over the anticipated term of the related debt.

     Income Taxes. Deferred income taxes are provided on a liability method whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     Oil and Gas Revenues. The Company recognizes oil and gas revenue from its interests in producing wells as oil and gas is produced and sold from those wells. Oil and gas sold is not significantly different from the Company's production entitlement. Revenues from gas marketing, net of cost of gas sold, are included in oil and gas revenues and amounted to $2.8 million, $1.3 million and $1.4 million for the years ended December 31, 1997, 1998 and 1999, respectively.

     Earnings per Share. The basic loss per common share before extraordinary item and the basic loss per common share as shown on the Consolidated Statements of Income (Loss) reflects net income (loss) before extraordinary item and net income (loss), respectively, cumulative preferred stock dividends, whether or not declared, less the excess of the fair value of our preferred stock exchange offer (see Note 5) over the fair value of the original terms ($1.6 million at July 28, 1999), divided by the weighted average number of common shares outstanding during the respective years. The extraordinary gain per common share for the year ended December 31, 1999 was $.86. In calculating diluted income
(loss) per share, common shares issuable under stock options and upon conversion of convertible subordinated debentures and convertible preferred stock are added to the weighted average common shares outstanding when dilutive. For the years ended December 31, 1997, 1998 and 1999, all potentially dilutive securities are anti-dilutive and therefore are not included in the EPS calculations. Potentially dilutive securities which could impact EPS in the future include stock options granted to employees to purchase 0.4 million common shares, the Company's 8 1/2% Convertible Subordinated Debentures which can be converted into 45 thousand common shares and the Company's $2.625 Convertible Preferred Stock ("Preferred Stock") which can be can be converted into 0.5 million common shares.

     Stock Based Compensation. The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") and related Interpretations in accounting for stock option and purchase plans. Under APB 25, compensation expense, if any, is based on the intrinsic value of the equity instrument at the measurement

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

date. The Company has not recognized any compensation expense because the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant.

     Derivatives and Hedging Activities. See Note 10 for a discussion of the Company's accounting policies related to hedging activities. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133." SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000, and establishes accounting and reporting standards for derivative instruments and hedging activities that require an entity to recognize all derivatives as an asset or liability measured at its fair value. Depending on the intended use of the derivative, changes in its fair value will be reported in the period of change as either a component of earnings or a component of other comprehensive income. Retroactive application to periods prior to adoption is not allowed. The Company has not quantified the impact of adoption on its financial statements.

     Comprehensive Income. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components. SFAS 130 is effective for periods beginning after December 15, 1997. The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that results from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. As of December 31, 1999, there are no adjustments ("Other Comprehensive Income") to net income in deriving comprehensive income.

     Risks and Uncertainties. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Changes in Presentation. Certain financial statement items in 1997 and 1998 have been reclassified to conform to the 1999 presentation.

NOTE 3 -- ACQUISITION OF OIL AND GAS PROPERTIES

     SPR Acquisition. On December 1, 1997, the Company purchased from SCANA Petroleum Resources, Inc. ("SPR") substantially all of SPR's assets, including its oil and gas properties, exploratory leasehold interests and associated obligations, in exchange for approximately $110 million ("SPR Acquisition"), subject to adjustment as provided by the Purchase and Sale Agreement between the Company and SPR. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price has been preliminarily allocated to the assets acquired based on estimated fair values at the date of acquisition. The operating results of the assets acquired from SPR have been included in Contour's Statements of Income (Loss) since December 1, 1997. The pro forma information shown below assumes that the acquisition occurred at the beginning of 1997. Adjustments have been made to reflect changes in the Company's results from the revenues and direct operating expenses of the producing properties acquired from SPR, additional interest expense to finance the acquisition, depreciation, depletion and amortization based on assigned fair values to the assets acquired and general and administrative expenses incurred from hiring additional employees. The unaudited pro forma financial

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

data are not necessarily indicative of financial results that would have occurred had the SPR Acquisition occurred January 1, 1997, and should not be viewed as indicative of operations in future periods.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1997
                                                              -----------------
                                                                 (UNAUDITED)
                                                               (IN THOUSANDS,
                                                                 EXCEPT PER
                                                                 SHARE DATA)
Revenues....................................................      $112,142
Income (loss) before extraordinary item.....................         1,315
Net income (loss)...........................................         1,315
Loss per common share.......................................         (0.30)

NOTE 4 -- LONG TERM DEBT

     Long Term Debt. The Company's long term debt at December 31, 1998 and 1999 is comprised of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
14% Senior Secured Notes....................................  $      0   $ 94,930
Bank credit facilities......................................   111,500          0
13 1/2% Senior Notes........................................       435          0
10 3/8% Senior Subordinated Notes...........................   150,662    151,235
7 7/8% Convertible Subordinated Notes.......................    31,816          0
8 1/2% Convertible Subordinated Debentures..................    25,338      8,598
                                                              --------   --------
                                                               319,751    254,763
  Less current maturities...................................   (32,251)    (8,598)
                                                              --------   --------
                                                              $287,500   $246,165
                                                              ========   ========

     14% Senior Secured Notes. In April 1999, the Company negotiated a private offering of $135 million principal amount, 14% Senior Secured Notes (the "Notes"). The Notes are secured by a first lien on substantially all of our proved oil and natural gas properties remaining after the Phillips Transaction and guaranteed by three entities wholly-owned by the Company. In accordance with the Notes indenture, on June 30, 1999, the Company funded $37.5 million to repurchase $35 million principal amount of the Notes at a repurchase price equal to 104% of the principal amount, plus accrued and unpaid interest and commitment fees to the date of the repurchase.

     In September 1999, the Company completed an exchange of publicly registered 14% Senior Secured Notes, Series B for all of the then outstanding Series A notes. The Series B notes are substantially identical to the Series A notes. The Notes mature in 2002 and 2003 at premiums ranging from 103% to 105% of their stated principal amount. The Notes are redeemable at our option on or after April 15, 2001 at 105% of the stated principal amount. Beginning July 15, 2002, and thereafter on a quarterly basis, the Company will be obligated to redeem $2.0 million of the stated principal amount of the Notes at a redemption price equal to 103% of the stated principal amount. The Company will be obligated to offer to repurchase a portion of the Notes at a repurchase price equal to 104% of the stated principal amount if our oil and gas revenues, as determined by independent petroleum engineers on a quarterly basis, fall below defined levels. In the event of certain other asset sales, the Company will be obligated to repurchase a portion of the Notes at a repurchase price equal to 105% of the stated principal amount. Upon a change

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of control, as defined, the Company is obligated to offer to repurchase each holder's Notes at a repurchase price equal to 101% of the stated principal amount. The indenture for the notes contains conditions and limitations, including but not limited to, restrictions on (1) payments of cash dividends,
(2) redemptions of capital stock for cash, (3) repayments of subordinated indebtedness with cash and (4) making investments, including capital expenditures.

     Interest expense on the Notes is payable semi-annually on each April 15 and October 15. The Company is recognizing interest expense using an effective rate of 15.3%.

     10 3/8% Senior Subordinated Notes. In connection with the refinancing of the 13 1/2% Senior Notes, the Company issued an aggregate principal amount of $125.0 million of 10 3/8% Senior Subordinated Notes due 2006 (the "10 3/8% Senior Subordinated Notes"). The 10 3/8% Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining from 105.19% in 2001 to 100% in 2003 and thereafter. The
10 3/8% Senior Subordinated Notes represent unsecured obligations of the Company and are subordinate in right of payment to all existing and future senior indebtedness. The indenture for the notes contains conditions and limitations, including but not limited to restrictions on additional indebtedness, payment of dividends, redemption of capital stock, and certain mergers and consolidations. The holder of the 10 3/8% Senior Subordinated Notes also can require the Company to repurchase the notes at 101% of the principal amount upon a Change of Control, as defined. Kelley Oil Corporation, a wholly-owned subsidiary of the Company and Kelley Operating Company, Ltd., an indirect wholly-owned partnership of the Company are guarantors of the 10 3/8% Senior Subordinated Notes.

     On February 3, 1997, the Company completed an exchange of $125.0 million aggregate principal amount of publicly registered 10 3/8% Senior Subordinated Notes, Series B, for all of the then outstanding Series A notes. The Series B notes were substantially identical to the Series A notes.

     In May 1998, the Company sold $30.0 million principal amount of our 10 3/8% Senior Subordinated Notes due 2006, Series C ("Series C Notes") at a cash price of $1,015 per $1,000 principal amount. The net proceeds received were used to reduce outstanding borrowings under our bank credit facility. The Series C Notes are redeemable at the option of the Company, in whole or in part, at redemption prices declining ratably from 105.19% on October 15, 2001 to 100% at October 15, 2003 and thereafter. The Company may redeem up to 35% of the original principal amount of the Series C Notes before October 15, 1999 at 110.38% with the proceeds of an equity offering (provided that either at least $18.0 million aggregate principal amount of such notes remains outstanding or such redemption retires such notes in their entirety). The Series C Notes represent unsecured obligations of the Company and are subordinate in right of payment to all existing and future senior indebtedness. The indenture for the notes contains conditions and limitations, including but not limited to restrictions on additional indebtedness, payment of dividends, redemption of capital stock, and certain mergers and consolidations. The holders of the Series C Notes also can require the Company to repurchase the notes at 101% of the principal amount upon a Change of Control, as defined. Kelley Oil Corporation, a wholly owned subsidiary of the Company, and Kelley Operating Company, Ltd., an indirect wholly owned partnership of the Company, are guarantors of the Series C Notes.

     The Series C Notes were sold pursuant to Rule 144A of the Securities Act of 1933. In issuing the Series C Notes, the Company agreed to use its best efforts to register under the Securities Act notes identical in terms to the Series C Notes ("Series D Notes"). The Company completed the exchange of the Series C Notes for the Series D Notes on November 12, 1998.

     7 7/8% Convertible Subordinated Notes and 8 1/2% Convertible Subordinated Debentures. In December 1999, the Company paid off the remaining principal of $3.5 million and interest of $0.1 million on its outstanding 7 7/8% Convertible Subordinated Notes. At December 31, 1999, the Company had outstanding

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8 1/2% Convertible Subordinated Debentures due April 1, 2000 (the "8 1/2% Subordinated Debentures") in the aggregate principal amount of $8.6 million (the "Subordinated Debt"). Each $1,000 face value amount of the 8 1/2% Subordinated Debentures is convertible into 5.1864 shares of the Company's Common Stock or
2.5932 shares of the Company's Common Stock and 5.411 shares of Preferred Stock. In the fourth quarter of 1999, the Company retired $1.0 million face amount of its 8 1/2% Subordinated Debentures. The settlement payments included principal amounts of $0.9 million and accrued interest of $10,000 and the fourth quarter of 1999 includes an extraordinary gain of $0.1 million for these transactions. In the first quarter of 2000, the Company retired $0.3 million face amount of its 8 1/2% Subordinated Debentures. The settlement payments included principal amounts of $0.2 million and accrued interest of $7,000.

     Debt Maturities. The Company has aggregate debt maturities of $8.7 million in 2000, $4.1 million in 2002, $100.7 million in 2003 and $155.0 million in 2006.

NOTE 5 -- STOCKHOLDERS' DEFICIT

     On June 28, 1999, the Company announced that its board of directors approved changing our name to Contour Energy Co. and its NASDAQ ticker symbol to CONCC. Concurrent with the name change, the Company established the authorized capital stock of the Company at 22 million shares, 20 million of which were designated as common stock and 2 million as preferred stock, and effected a 1 for 10 reverse stock split, reducing the total outstanding shares of common stock from approximately 126 million to approximately 12.6 million (without giving effect to the preferred stock exchange offer described in the following paragraph). These actions were consented to by our majority stockholder and became effective on July 30, 1999. All historical share and per share data appearing in this document have been restated to reflect this reverse stock split.

     On August 30, 1999, at market close, our shares of common stock and convertible Preferred Stock, which traded under the symbols of CONCC and CONCP, were delisted from the Nasdaq SmallCap Market. These actions were taken as a result of our failure to meet the requirements for continued listing on this exchange. On August 31, 1999, at market open, our stock began trading on the OTC Bulletin Board under the symbols of CONC and CONCP.

     Contour Stock Purchase. In February 1996, the Company issued 4.8 million shares of its Common Stock at $10.00 per share to Contour Production Company L.L.C. ("Contour") upon the closing of a Stock Purchase Agreement between the Company and Contour (the "Contour Transaction"). The newly issued shares represented 49.8% of the Company's voting power. In connection with the Contour Transaction, the Company (i) entered into an option agreement with Contour (the "Contour Option Agreement"), (ii) obtained consents from its principal stockholders, subject to compliance with applicable securities law, to amend its Certificate of Incorporation to increase its authorized Common Stock from 100 million shares to 200 million shares, (iii) entered into employment agreements with John F. Bookout, President of Contour, and three other new executives named by him, (iv) adopted a nonqualified stock option plan for the new executives other than Mr. Bookout, (v) amended its existing incentive stock option plans,
(vi) reduced the size of its board of directors (the "Board") to seven members and reconstituted the Board with three continuing directors and four designees of Contour and (vii) replaced its credit facility.

     Contour Option. Under the Contour Option Agreement, the Company granted Contour an option (the "Contour Option") to purchase up to 2.7 million shares (the "Maximum Option Number") of Common Stock at $10.00 per share (subject to antidilution adjustments) upon satisfaction of certain conditions, including the absence of any Company debt repurchase or redemption obligations as a result of

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the purchase. Contour voluntarily exercised its option in full on December 1, 1997 to partially fund the SPR Acquisition.

     Preferred Stock. The Company is authorized to issue up to 2 million shares of $1.50 par value preferred stock. At December 31, 1998, 1,733,628 shares of preferred stock were outstanding. On June 28, 1999, the Company began an offer to exchange 15 shares of its common stock (or 1.5 shares on a post-split basis) for each share of its $2.625 convertible exchangeable preferred stock ("Preferred Stock"). Pursuant to the exchange offer, 368,633 shares of Preferred Stock were tendered representing approximately 21% of the total Preferred Stock outstanding. In July 1999, the shares were exchanged for 552,950 shares of newly issued common stock of the Company (after giving effect to the 1 for 10 reverse stock split), increasing our shares of outstanding common stock to approximately
13.2 million. With the exchange, the Company eliminated dividend arrearages of approximately $1.5 million.

     In January 1996, the Company suspended the payment of the quarterly Preferred Stock dividend scheduled for February 1, 1996 to conserve cash. On April 15, 1997, the Board of Directors of the Company declared a dividend of $2.625 per preferred share (approximately $4.6 million), which was paid on May 1, 1997. On April 14, 1998, the Company declared a dividend of $2.625 per share of Preferred Stock (approximately $4.6 million), which was paid on April 30, 1998. The Company has not declared the quarterly dividends of $0.65625 per preferred share for February 1, 1998, May 1, 1998, August 1, 1998, November 1, 1998, February 1, 1999, May 1, 1999, August 1, 1999, November 1, 1999 and
February 1, 2000, aggregating approximately $8.1 million (after giving effect to the preferred stock exchange in the third quarter of 1999), covering nine quarters. Future dividends on the Preferred Stock are prohibited under the indenture governing the Notes. No interest is payable on Preferred Stock arrearages; however, the terms of the Preferred Stock enable holders, voting separately as a class, to elect two additional directors to the Board at each meeting of stockholders at which directors are to be elected during any period when Preferred Stock dividends are in arrears in an aggregate amount equal to at least six quarterly dividends, whether or not consecutive. Since the Company has not paid dividends on the Preferred Stock for a period of nine quarters, the holders of the Preferred Stock, as a group, have the right to elect two additional directors to our Board of Directors. See "Legal Proceedings".

     Each share of Preferred Stock is convertible, at the holder's option, into .347 shares of Common Stock, equivalent to a conversion price of $72.00 per share of Common Stock relative to the $25 per share liquidation preference of the Preferred Stock (the "Preferred Conversion Price").

     Restricted Stock. In June 1999, the Company issued 56,250 shares (after giving effect to the 1 for 10 reverse stock split) of restricted common stock to three executives as compensation for services. The restrictions expired in 1999. The Company recorded compensation expense and additional paid in capital based on the fair market value of the shares issued.

NOTE 6 -- EMPLOYEE STOCK PLANS

     Employee Stock Options. The Company has both qualified and nonqualified stock option plans that provide for granting of options for the purchase of common stock to key employees. These stock options may be granted for periods up to ten years and are generally subject to vesting periods up to three years, except options granted during 1997 and 1998 which are subject to a four year vesting period.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Stock option activity for the Company during 1997, 1998 and 1999 was as follows:

                                        1997                 1998                 1999
                                 ------------------   ------------------   ------------------
                                           WEIGHTED             WEIGHTED             WEIGHTED
                                           AVERAGE              AVERAGE              AVERAGE
                                           EXERCISE             EXERCISE             EXERCISE
                                 OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                 -------   --------   -------   --------   -------   --------
                                                    (OPTIONS IN THOUSANDS)
Stock options outstanding,
  beginning of year............    459      $16.30      460      $17.50      450      $18.70
  Granted......................     48       26.10       72       22.00      215        5.80
  Exercised....................    (41)      13.10      (27)      10.00       --          --
  Surrendered or expired.......     (6)      26.20      (55)      17.30     (273)      17.30
                                   ---                  ---                 ----
Stock options outstanding, end
  of year......................    460      $17.50      450      $18.70      392      $12.60
                                   ===      ======      ===      ======     ====      ======

     At December 31, 1999, approximately 0.4 million shares were available for future option grants.

     The following table summarizes information about the options outstanding at December 31, 1999:

                                              OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                     -------------------------------------   --------------------
                                                   WEIGHTED
                                                   AVERAGE        WEIGHTED              WEIGHTED
                                                  REMAINING       AVERAGE                AVERAGE
                                               CONTRACTUAL LIFE   EXERCISE              EXERCISE
RANGE OF EXERCISE PRICE              OPTIONS       (YEARS)         PRICE     OPTIONS      PRICE
-----------------------              -------   ----------------   --------   --------   ---------
$ 3.44-10.00.......................    255           9.4           $ 7.00       13       $10.00
$17.50-25.60.......................    127           6.9            22.00       88        21.70
$27.20-41.30.......................     10           4.6            35.40        8        36.70

     The weighted average fair value of options granted during 1997, 1998 and 1999 was $15.10, $14.60 and $4.63, respectively. The fair value of the options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.4% for 1997, 5.2% for 1998 and 6.6% for 1999; an expected volatility of 60% for 1997, 78% for 1998 and 106% for 1999; expected life of five years and no dividend yield for all three years.

     The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for stock option and purchase plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost been recognized based upon the fair market value at the grant dates for awards under those plans consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based compensation", the Company's net loss and earnings per share for the years ended December 31, 1997, 1998 and 1999 would have been as reflected in the pro forma amounts indicated below:

                                                          1997      1998       1999
                                                         ------   --------   --------
Net income (loss) before extraordinary item (in
  thousands)...........................................  $1,319   $(57,708)  $(21,153)
Loss per common share before extraordinary item........   (0.32)     (4.95)     (1.97)
Net income (loss) (in thousands).......................  $1,319   $(57,708)  $(10,102)
Loss per common share..................................   (0.32)     (4.95)     (1.11)

     ESOP/401K. Kelley Oil established the ESOP effective January 1, 1984 for the benefit of substantially all of its employees. Effective September 1, 1996, the ESOP was amended to include a

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

401(k) feature whereby the Company is obligated to make matching contributions up to 6% of each employee's salary. The plan also provides for additional discretionary contributions. For 1997, 1998 and 1999, the Company made matching contributions totaling $0.2 million, $0.3 million and $0.2 million, respectively.

NOTE 7 -- INCOME TAXES

     The following table sets forth a reconciliation of the statutory federal income tax for the years ended December 31, 1997, 1998 and 1999:

                                                          1997       1998      1999
                                                         -------   --------   -------
                                                                (IN THOUSANDS)
Income (loss) before income taxes......................  $ 1,951   $(57,007)  $(9,733)
                                                         -------   --------   -------
Income tax expense (benefit) computed at statutory
  rates................................................      663    (19,382)   (3,309)
  Increase (decrease) in valuation allowance...........   (1,158)    18,735     3,150
Permanent differences:
  Nondeductible expenses...............................      708        700       378
  Other -- net.........................................     (213)       (53)     (219)
                                                         -------   --------   -------
          Tax expense (benefit)........................  $    --   $     --   $    --
                                                         =======   ========   =======

     No federal income taxes were paid for the years ended December 31, 1997, 1998 and 1999.

     The Company's deferred tax position reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the deferred tax liabilities and assets are as follows:

                                                                1998        1999
                                                              ---------   ---------
                                                                 (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depletion, depreciation and capitalization
     methods on oil and gas properties......................  $      --   $      --
Deferred tax assets:
  Book over tax depletion, depreciation and capitalization
     methods on oil and gas properties......................     37,430      40,624
  Net operating loss carryforwards..........................     77,741      77,721
  Charitable contribution carryforwards.....................         54          30
  Alternative minimum tax credit carryforwards..............         21          21
  Valuation allowance.......................................   (115,246)   (118,396)
                                                              ---------   ---------
  Total deferred tax assets.................................         --          --
                                                              ---------   ---------
          Net deferred tax liability........................  $      --   $      --
                                                              =========   =========

     Net Operating Loss Carryforwards and Alternative Minimum Tax Credits. As of December 31, 1999, the Company had cumulative net operating loss carryforwards ("NOL") for federal income tax purposes of approximately $229 million, which expire in 2000 through 2019, and net operating loss carryforwards for alternative minimum tax purposes of approximately $218 million, which expire in 2008 through 2019. Due to previous ownership changes, future utilization of the net operating loss carry forwards will be limited by Internal Revenue Code section 382.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- RELATED PARTY TRANSACTIONS

     The 1994 DDP. In February 1994, the Company sponsored 1994 Development Drilling Program (the "1994 DDP") completed a public offering of 20.9 million units of its limited and general partner interests at $3.00 per unit. As of December 31, 1999, the Company owned 19.2 million units (91.9%) in the 1994 DDP, together with its 3.94% general partner interest.

     The 1992 DDP. During November 1992, the Company sponsored 1992 development Drilling Program (the "1992 DDP") completed a public offering of 16.0 million units of limited and general partner interests at $3.00 per unit. As of December 31, 1998, Kelley Oil owned 13.4 million units (83.7%) in the 1992 DDP, together with its 3.94% general partner interest. As of December 31, 1999, the 1992 DDP was indebted to Kelley Oil for loans aggregating $0.2 million ($26,000, net of intercompany eliminations). The Company recorded interest income on this indebtedness of $27,000 in 1999, net of intercompany eliminations.

     Reimbursements from Affiliated Programs. The Company is reimbursed for administrative and overhead expenses incurred in connection with the management and administration of each of these affiliated programs. Such amounts, net of intercompany eliminations, aggregated $0.1 million in each of 1997, 1998 and 1999.

     Advisory Fees. In connection with the Contour Transaction, the Company entered into an agreement (the "Advisory Agreement") with Bessemer Partners & Co. ("BPCO"), an affiliate of Bessemer, providing for the engagement of BPCO to provide the Company with financial advisory services. Under the Advisory Agreement, BPCO has provided certain financial advisory services. For its services under the Advisory Agreement, BPCO received an advisory fee of $2.0 million at the closing of the Contour Transaction and $500,000 in each of December 1997, 1998 and 1999, and will receive an additional $500,000 in each December of 2000 and 2001. In addition, BPCO is entitled to reimbursement of expenses incurred in connection with rendering advisory services. The Company also has agreed to indemnify BPCO and its affiliates against certain liabilities under the Advisory Agreement.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     Significant Customers. Substantially all of the Company's receivables are due from a limited number of natural gas transmission companies and other gas purchasers. During 1999, natural gas sales to three purchasers accounted for 35%, 28% and 26% of the Company's total sales. To date, this concentration has not had a material adverse effect on the consolidated financial condition of the Company.

     Litigation. The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, the ultimate liability thereunder, if any, will not have a material effect on the financial statements of the Company.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Leases. The Company leases office space and equipment under operating leases with options to renew. Rental expenses related to these leases for the years ended December 31, 1997, 1998 and 1999 were $0.8 million, $0.6 million and $0.6 million, respectively. For the balance of the lease terms, minimum rentals are as follows:

                                                         (IN THOUSANDS)
2000..................................................       $  670
2001..................................................          328
2002..................................................           10
2003..................................................            2
2004..................................................           --
                                                             ------
          Total.......................................       $1,010
                                                             ======

     The terms of our office space lease provide that the Company may terminate its rental obligation upon six months notice and incurring a maximum obligation of $0.2 million.

NOTE 10 -- HEDGING ACTIVITIES

     The Company periodically uses forward sales contracts, natural gas and crude oil price swap agreements, natural gas basis swap agreements and options to reduce exposure to downward price fluctuations on its natural gas and crude oil production. The Company does not engage in speculative transactions. During 1999, the Company used price and basis swap agreements. Price swap agreements generally provide for the Company to receive or make counterparty payments on the differential between a fixed price and a variable indexed price for natural gas and oil. Basis swap agreements generally provide for the Company to receive or make counterparty payments on the differential between a variable indexed price and the price it receives from the sale of natural gas production, and are used to hedge against unfavorable price movements in the relationship between such variable indexed price and the price received for such production. Gains and losses realized by the Company from hedging activities are included in oil and gas revenues and average sales prices in the period that the related production is sold. Additionally, the Company must provide cash collateral for any hedges (through swap or other agreements) to cover counter-party risk. The Company's hedging activities also cover the oil and gas production attributable to the interest in such production of the public unitholders in its subsidiary partnerships.

     Through natural gas price swap agreements, the Company hedged approximately 65%, 49% and 50% of its natural gas production for 1997, 1998 and 1999, respectively, at average NYMEX quoted price of $2.35, $2.31 and $2.17 per Mmbtu, respectively, before transaction and transportation costs. As of December 31, 1999, 1,550,000 Mmbtu's of natural gas production for 2000 has been hedged by natural gas price swap agreements at an average NYMEX quoted price of $2.41 per Mmbtu before transaction and transportation costs. Additional hedging activities since December 31, 1999 have increased the volumes hedged in 2000 to 8,900,000 Mmbtus of natural gas at an average NYMEX quoted price of $2.56 per Mmbtu before transaction and transportation costs. Through crude oil price swap agreements, the Company hedged approximately 29% of its crude oil production for 1999 at an average NYMEX quoted price of $20.00 per bbl, before transaction and transportation costs. No crude oil production was hedged in either 1997 or 1998. As of December 31, 1999, 30,000 bbls of crude oil production for January 2000 through March 2000 has been hedged by crude oil price swap agreements at an average NYMEX quoted price of $25.05 per bbl before transaction and transportation costs. Additional hedging activities since December 31, 1999 have increased the volumes hedged in 2000 to 182,500 bbls of crude oil production at an average NYMEX quoted price of $26.21 per bbl before transaction and transportation costs. Hedging

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

activities decreased crude oil and natural gas revenues by approximately $4.2 million in 1997 and $0.2 million in 1999, respectively, and increased such revenues by approximately $3.5 million in 1998 as compared to estimated revenues had no hedging activities been conducted. At December 31, 1999, the unrealized gain on the Company's existing hedging instruments for future production months in 2000 approximated $23,000.

     The credit risk exposure from counterparty nonperformance on natural gas forward sales contracts and derivative financial instruments is generally the amount of unrealized gains under the contracts. The Company has not experienced counterparty nonperformance on these agreements and does not anticipate any in future periods.

NOTE 11 -- GUARANTOR FINANCIAL STATEMENTS

     Kelley Oil Corporation, a wholly-owned subsidiary of the Company and Kelley Operating Company Ltd., an indirect wholly-owned partnership of the Company are guarantors of our Series B 14% Senior Secured Notes due 2002-2003 and of our Series B and Series D 10 3/8 % Senior Subordinated Notes due 2006. Concorde Gas Marketing, Inc. ("Concorde"), a wholly owned subsidiary of the Company, is also a guarantor of our Series B 14% Senior Secured Notes due 2002-2003. The following guarantor consolidating condensed financial statements present:

          1. Consolidating condensed balance sheets as of December 31, 1998 and 1999, consolidating condensed statements of income (loss) for each of the years ended December 31, 1997, 1998 and 1999 and consolidating condensed statements of cash flows for each of the years ended December 31, 1997, 1998 and 1999.

          2. Contour Energy Co. (the "Parent"), combined Guarantor Subsidiaries (other than Concorde), Concorde and combined Non-Guarantor Subsidiaries, all with their investments in subsidiaries accounted for using the equity method.

          3. Elimination entries necessary to consolidate the Parent and all of its subsidiaries.

                     CONSOLIDATING CONDENSED BALANCE SHEET

                               DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                            COMBINED                  COMBINED
                                           GUARANTOR                NON-GUARANTOR
                               PARENT     SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                              ---------   ------------   --------   -------------   ------------   ------------
ASSETS:
Current assets..............  $ 424,609    $ 212,946      $7,863       $ 2,996       $(620,163)      $ 28,251
Property and equipment,
  net.......................         --      243,927          --        14,008          (1,480)       256,455
Other non-current assets,
  net.......................   (165,642)      18,611          --            --         148,522          1,491
                              ---------    ---------      ------       -------       ---------       --------
          Total assets......  $ 258,967    $ 475,484      $7,863       $17,004       $(473,121)      $286,197
                              =========    =========      ======       =======       =========       ========
LIABILITIES AND
  STOCKHOLDERS' DEFICIT:
Current liabilities.........  $  38,406    $ 641,113      $3,646       $ 2,635       $(620,164)      $ 65,636
Long-term debt..............    287,500           --          --            --              --        287,500
Stockholders' deficit.......    (66,939)    (165,629)      4,217        14,369         147,043        (66,939)
                              ---------    ---------      ------       -------       ---------       --------
          Total liabilities
            and
            stockholders'
            deficit.........  $ 258,967    $ 475,484      $7,863       $17,004       $(473,121)      $286,197
                              =========    =========      ======       =======       =========       ========

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                     CONSOLIDATING CONDENSED BALANCE SHEET
                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                 COMBINED                  COMBINED
                                                GUARANTOR                NON-GUARANTOR
                                    PARENT     SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                   ---------   ------------   --------   -------------   ------------   ------------
ASSETS:
Current assets...................  $ 334,360    $ 128,855      $6,317       $   737       $(440,269)      $ 30,000
Property and equipment, net......         --      161,107          --         6,141          (1,492)       165,756
Restricted cash..................         --        7,500          --            --              --          7,500
Other non-current assets, net....   (149,279)      11,540          --            --         138,265            526
                                   ---------    ---------      ------       -------       ---------       --------
          Total assets...........  $ 185,081    $ 309,002      $6,317       $ 6,878       $(303,496)      $203,782
                                   =========    =========      ======       =======       =========       ========
LIABILITIES AND STOCKHOLDERS'
  DEFICIT:
Current liabilities..............  $  15,219    $ 456,789      $1,501       $   680       $(440,269)      $ 33,920
Long term debt...................    246,165           --          --            --              --        246,165
Stockholders' deficit............    (76,303)    (147,787)      4,816         6,198         136,773        (76,303)
                                   ---------    ---------      ------       -------       ---------       --------
          Total liabilities and
            stockholders'
            deficit..............  $ 185,081    $ 309,002      $6,317       $ 6,878       $(303,496)      $203,782
                                   =========    =========      ======       =======       =========       ========

              CONSOLIDATING CONDENSED STATEMENTS OF INCOME (LOSS)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                 COMBINED                  COMBINED
                                                GUARANTOR                NON-GUARANTOR
                                     PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                    --------   ------------   --------   -------------   ------------   ------------
Revenues..........................  $      8     $ 57,064      $2,883       $16,625        $   (442)      $ 76,138
Costs and expenses................   (27,196)     (36,975)       (962)       (9,367)            313        (74,187)
Equity in earnings of
  subsidiaries....................    29,139        9,179          --            --         (38,318)            --
                                    --------     --------      ------       -------        --------       --------
          Net income (loss).......  $  1,951     $ 29,268      $1,921       $ 7,258        $(38,447)      $  1,951
                                    ========     ========      ======       =======        ========       ========

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

              CONSOLIDATING CONDENSED STATEMENTS OF INCOME (LOSS)
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                            COMBINED                  COMBINED
                                           GUARANTOR                NON-GUARANTOR
                                PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                               --------   ------------   --------   -------------   ------------   ------------
Revenues.....................  $    (18)    $ 69,958     $ 1,425       $ 8,290        $    --       $  79,655
Costs and expenses...........   (33,893)     (94,457)     (1,053)       (6,689)          (570)       (136,662)
Equity in earnings of
  subsidiaries...............   (23,096)       1,973          --            --         21,123              --
                               --------     --------     -------       -------        -------       ---------
          Net income
            (loss)...........  $(57,007)    $(22,526)    $   372       $ 1,601        $20,553       $ (57,007)
                               ========     ========     =======       =======        =======       =========

              CONSOLIDATING CONDENSED STATEMENTS OF INCOME (LOSS)
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                            COMBINED                  COMBINED
                                           GUARANTOR                NON-GUARANTOR
                                PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                               --------   ------------   --------   -------------   ------------   ------------
Revenues.....................  $     --     $ 75,145      $1,450       $ 6,324        $   (975)     $  81,944
Costs and expenses...........   (38,616)     (61,190)       (851)       (3,034)            963       (102,728)
Equity in earnings of
  subsidiaries...............    17,832        3,889          --            --         (21,721)            --
Extraordinary item...........    11,051           --          --            --              --         11,051
                               --------     --------      ------       -------        --------      ---------
          Net income
            (loss)...........  $ (9,733)    $ 17,844      $  599       $ 3,290        $(21,733)     $  (9,733)
                               ========     ========      ======       =======        ========      =========

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                            COMBINED                  COMBINED
                                           GUARANTOR                NON-GUARANTOR
                               PARENT     SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                              ---------   ------------   --------   -------------   ------------   ------------
OPERATING ACTIVITIES:
Net income..................  $   1,951    $  29,268     $ 1,921      $  7,258        $(38,447)     $   1,951
Non-cash income (loss)
  adjustments...............    (24,842)      16,880           1         5,097          38,447         35,583
Changes in operating assets
  and liabilities...........    (97,813)     105,584      (2,801)       (2,900)             --          2,070
                              ---------    ---------     -------      --------        --------      ---------
Net cash provided by (used
  in) operating
  activities................   (120,704)     151,732        (879)        9,455              --         39,604
                              ---------    ---------     -------      --------        --------      ---------
INVESTING ACTIVITIES:
Capital expenditures........         --      (51,592)         --        (1,548)             --        (53,140)
Acquisition of oil and gas
  properties................         --     (111,135)         --            --              --       (111,135)
Capital contributed to
  partnerships..............         --       (5,819)         --            --           5,819             --
Distributions from
  partnerships..............         --       14,014          --            --         (14,014)            --
                              ---------    ---------     -------      --------        --------      ---------
Net cash used in investing
  activities................         --     (154,532)         --        (1,548)         (8,195)      (164,275)
                              ---------    ---------     -------      --------        --------      ---------
FINANCING ACTIVITIES:
Net proceeds on long term
  borrowings................     97,800           --          --            --              --         97,800
Proceeds from sale of common
  stock, net................     27,545           --          --            --              --         27,545
Distributions to partners...         --           --          --       (14,014)         14,014             --
Capital contributed by
  partners..................         --           --          --         5,819          (5,819)            --
Dividends on preferred
  stock.....................     (4,582)          --          --            --              --         (4,582)
                              ---------    ---------     -------      --------        --------      ---------
Net cash provided by (used
  in) financing
  activities................    120,763           --          --        (8,195)          8,195        120,763
                              ---------    ---------     -------      --------        --------      ---------
Increase (decrease) in cash
  and cash equivalents......         59       (2,800)       (879)         (288)             --         (3,908)
Cash and cash equivalents,
  beginning of period.......         58        2,804         879           329              --          4,070
                              ---------    ---------     -------      --------        --------      ---------
Cash and cash equivalents,
  end of period.............  $     117    $       4     $    --      $     41        $     --      $     162
                              =========    =========     =======      ========        ========      =========

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                             COMBINED                  COMBINED
                                            GUARANTOR                NON-GUARANTOR
                                 PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                --------   ------------   --------   -------------   ------------   ------------
OPERATING ACTIVITIES:
Net income (loss).............  $(57,007)    $(22,526)     $ 372        $1,601         $ 20,553       $(57,007)
Non-cash income (loss)
  adjustments.................    28,109       70,144         --         3,687          (20,553)        81,387
Changes in operating assets
  and liabilities.............     3,869       (7,976)      (372)        2,401               --         (2,078)
                                --------     --------      -----        ------         --------       --------
          Net cash provided by
            (used in)
            operating
            activities........   (25,029)      39,642         --         7,689               --         22,302
                                --------     --------      -----        ------         --------       --------
INVESTING ACTIVITIES:
Capital expenditures..........        --      (56,579)        --            --               --        (56,579)
Proceeds from sale of
  property....................        --       17,363         --            --               --         17,363
Distributions from
  partnerships................        --        7,730         --            --           (7,730)            --
                                --------     --------      -----        ------         --------       --------
          Net cash used in
            investing
            activities........        --      (31,486)        --            --           (7,730)       (39,216)
                                --------     --------      -----        ------         --------       --------
FINANCING ACTIVITIES:
  Payments on long term
     borrowings...............  (118,900)          --         --            --               --       (118,900)
  Net proceeds on long term
     borrowings...............   119,100           --         --            --               --        119,100
  Redemption on subordinated
     notes....................      (228)          --         --            --               --           (228)
  Proceeds from sale of common
     stock....................       273           --         --            --               --            273
  Proceeds from conversion of
     preferred................        (2)          --         --            --               --             (2)
  Proceeds from sale of common
     stock, net...............    29,526           --         --            --               --         29,526
  Distributions to partners...        --           --         --        (7,730)           7,730             --
  Dividends on preferred
     stock....................    (4,582)          --         --            --               --         (4,582)
                                --------     --------      -----        ------         --------       --------
Net cash provided by (used in)
  financing activities........    25,187           --         --        (7,730)           7,730         25,187
                                --------     --------      -----        ------         --------       --------
Increase (decrease) in cash
  and cash equivalents........       158        8,156         --           (41)              --          8,273
Cash and cash equivalents,
  beginning of period.........       117            4         --            41               --            162
                                --------     --------      -----        ------         --------       --------
Cash and cash equivalents, end
  of period...................  $    275     $  8,160      $  --        $   --         $     --       $  8,435
                                ========     ========      =====        ======         ========       ========

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                             COMBINED                  COMBINED
                                            GUARANTOR                NON-GUARANTOR
                                PARENT     SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                               ---------   ------------   --------   -------------   ------------   ------------
OPERATING ACTIVITIES:
Net income (loss)............  $  (9,733)    $ 17,844      $ 599       $  3,290        $(21,733)     $  (9,733)
Non-cash income (loss)
  adjustments................    (24,059)      13,267         --         (1,309)         21,733          9,632
Changes in operating assets
  and liabilities............     90,461      (98,536)      (599)           304              --         (8,370)
                               ---------     --------      -----       --------        --------      ---------
Net cash provided by (used
  in) operating activities...     56,669      (67,425)        --          2,285              --         (8,471)
                               ---------     --------      -----       --------        --------      ---------
INVESTING ACTIVITIES:
Capital expenditures.........         --      (14,953)        --           (251)             --        (15,204)
Proceeds from sale of
  property...................         --       73,727         --          9,426              --         83,153
Restricted cash investment...         --       (7,500)        --             --              --         (7,500)
Acquisition purchase price
  adjustment.................         --        6,889         --             --              --          6,889
Distributions from
  partnerships...............         --       11,460         --             --         (11,460)            --
                               ---------     --------      -----       --------        --------      ---------
Net cash used in investing
  activities.................         --       69,623         --          9,175         (11,460)        67,338
                               ---------     --------      -----       --------        --------      ---------
FINANCING ACTIVITIES:
Net payments on long term
  borrowings.................   (111,500)          --         --             --              --       (111,500)
Proceeds from sale of notes,
  net........................    125,938           --         --             --              --        125,938
Redemption of subordinated &
  senior notes...............    (34,865)          --         --             --              --        (34,865)
Distributions to partners....         --           --         --        (11,460)         11,460             --
Redemption of senior secured
  notes......................    (36,505)          --         --             --              --        (36,505)
                               ---------     --------      -----       --------        --------      ---------
Net cash provided by (used
  in) financing activities...    (56,932)          --         --        (11,460)         11,460        (56,932)
                               ---------     --------      -----       --------        --------      ---------
Increase (decrease) in cash
  and cash equivalents.......       (263)       2,198         --             --              --          1,935
Cash and cash equivalents,
  beginning of period........        275        8,160         --             --              --          8,435
                               ---------     --------      -----       --------        --------      ---------
Cash and cash equivalents,
  end of period..............  $      12     $ 10,358      $  --       $     --        $     --      $  10,370
                               =========     ========      =====       ========        ========      =========

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- SUPPLEMENTARY FINANCIAL AND OPERATING INFORMATION ON OIL AND GAS
           EXPLORATION,
           DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

     This footnote provides unaudited information required by Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities".

     Capitalized Costs. Capitalized costs and accumulated depreciation, depletion and amortization relating to the Company's oil and gas producing activities, all of which are conducted within the continental United States, are summarized below.

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1997        1998        1999
                                                            ---------   ---------   ---------
                                                                     (IN THOUSANDS)
Unevaluated properties....................................  $  49,854   $  38,293   $  22,260
Properties subject to amortization........................    463,263     496,686     428,116
                                                            ---------   ---------   ---------
Capitalized costs.........................................    513,117     534,979     450,376
Accumulated depreciation, depletion and amortization......   (221,729)   (280,640)   (286,020)
                                                            ---------   ---------   ---------
Net capitalized costs.....................................  $ 291,388   $ 254,339   $ 164,356
                                                            =========   =========   =========

     Costs Incurred. Costs incurred in oil and gas property acquisition, exploration and development activities are summarized below.

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                1997      1998      1999
                                                              --------   -------   -------
                                                                     (IN THOUSANDS)
Property acquisition costs:
  Proved....................................................  $ 73,190   $ 2,338   $    --
  Unproved(1)...............................................    40,997     1,405       764
Exploration costs...........................................     9,525    25,414     7,912
Development costs...........................................    40,713    27,875     6,696
                                                              --------   -------   -------
          Total costs incurred..............................  $164,425   $57,032   $15,372
                                                              ========   =======   =======

---------------

(1) Includes $40 million in unproved property acquired from SPR on December 1, 1997.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Reserves. The following table summarizes the Company's net ownership interests in estimated quantities of proved oil and gas reserves and changes in net proved reserves, all of which are located in the continental United States, for the years ended December 31, 1997, 1998 and 1999. Reserves estimates contained below were prepared by H.J. Gruy & Associates, Inc. ("Gruy"), independent petroleum engineers.

                                            CRUDE OIL, CONDENSATE AND
                                               NATURAL GAS LIQUIDS               NATURAL GAS
                                                     (MBBLS)                        (MMCF)
                                           ---------------------------   ----------------------------
                                            1997      1998      1999      1997      1998       1999
                                           -------   -------   -------   -------   -------   --------
Proved developed and undeveloped
  reserves:
  Beginning of year......................   1,466     2,953     5,294    297,634   354,867    283,559
  Revisions of previous estimates........     106       (79)    1,262     21,831   (31,674)   (10,774)
  Purchases of reserves in place.........   1,351        --        --     51,712        --         --
  Extensions and discoveries.............     256     3,082     1,762     13,892     9,512     15,620
  Sale of reserves in place..............      --      (287)     (328)        --   (13,589)  (107,313)
  Production.............................    (226)     (375)     (367)   (30,202)  (35,557)   (22,392)
                                            -----     -----     -----    -------   -------   --------
  End of year............................   2,953     5,294     7,623    354,867   283,559    158,700
                                            =====     =====     =====    =======   =======   ========
Proved developed reserves at end of
  year(1)................................   2,432     1,981     2,686    257,800   188,824    123,887
                                            =====     =====     =====    =======   =======   ========

---------------

(1) Includes 40.9 bcf of natural gas in 1999 related to our interest in the VORI. In March 2000, the Company executed a sale of a portion of its VORI for net proceeds of approximately $20 million. The portion of the VORI reserves sold (approximately 16.5 Bcf) relates to production beginning April 1, 2003.

     Standardized Measure. The following table of the Standardized Measure of Discounted Future Net Cash Flows concerning the standardized measure of future cash flows from proved oil and gas reserves are presented in accordance with Statement of Financial Accounting Standards No. 69. As prescribed by this statement, the amounts shown are based on prices and costs at the end of each period, and assume continuation of existing economic conditions. Future income taxes are based on year-end statutory rates, adjusted for operating loss carryforwards and tax credits. A discount factor of 10% was used to reflect the timing of future net cash flow. Extensive judgments are involved in estimating the timing of production and the costs that will be incurred throughout the remaining lives of the fields. Accordingly, the estimates of future net revenues from proved reserves and the present value thereof may not be materially correct when judged against actual subsequent results. Further, since prices and costs do not remain static, and no price or cost changes have been considered, and future production and development costs are estimates to be incurred in developing and producing the estimated proved oil and gas reserves, the results are not

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

necessarily indicative of the fair market value of estimated proved reserves, and the results may not be comparable to estimates disclosed by other oil and gas producers.

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1997        1998        1999
                                                            ---------   ---------   ---------
                                                                     (IN THOUSANDS)
Future cash inflows.......................................  $ 930,357   $ 643,473   $ 519,875
Future production costs...................................   (196,048)   (159,378)    (92,153)
Future development costs..................................   (106,123)    (93,321)    (57,862)
Future income tax expenses................................    (37,050)     (1,627)     (3,500)
                                                            ---------   ---------   ---------
  Future net cash flows...................................    591,136     389,147     366,360
10% annual discount for estimating timing of cash flows...   (227,249)   (155,677)   (127,705)
                                                            ---------   ---------   ---------
  Standardized measure of discounted future net cash
     flows................................................  $ 363,887   $ 233,470   $ 238,655
                                                            =========   =========   =========

     The standardized measure of discounted future net cash flows as of December 31, 1997, 1998 and 1999 was calculated using prices in effect as of those dates, which averaged $16.93, $10.81 and $24.54, respectively, per barrel of oil and $2.49, $2.07 and $2.15, respectively, per Mcf of natural gas.

     Change in Standardized Measure. Changes in standardized measure of future net cash flows relating to proved oil and gas reserves are summarized below.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1998        1999
                                                             ---------   ---------   --------
                                                                      (IN THOUSANDS)
Changes due to current year operations:
  Sales of oil and gas, net of production costs............  $ (62,080)  $ (57,940)  $(38,566)
  Sale of reserves in place................................         --     (15,424)   (61,420)
  Extensions and discoveries...............................     21,945      20,097     50,493
  Purchases of reserves in place...........................     91,034          --         --
  Future development costs incurred........................     21,806       9,218      6,696
Changes due to revisions in standardized variables:
  Prices and production costs..............................   (243,851)    (94,569)    22,998
  Revisions of previous quantity estimates.................     25,345     (29,853)    (3,916)
  Estimated future development costs.......................    (17,413)    (29,240)    31,603
  Income taxes.............................................     69,489     (14,110)    (1,873)
  Accretion of discount....................................     51,818      24,903     23,428
  Production rates (timing) and other......................    (27,977)     56,501    (24,258)
                                                             ---------   ---------   --------
          Net increase (decrease)..........................    (69,884)   (130,417)     5,185
Beginning of year..........................................    433,771     363,887    233,470
                                                             ---------   ---------   --------
End of year................................................  $ 363,887   $ 233,470   $238,655
                                                             =========   =========   ========

     Sales of oil and gas, net of production costs, are based on historical pre-tax results. Extensions and discoveries, sales and purchases of reserves in place and the changes due to revisions in standardized variables are reported on a pre-tax discounted basis, while the accretion of discount is presented after tax. Extensions and discoveries include proved undeveloped reserves attributable to our interests in drill sites assigned to DDPs.

                               CONTOUR ENERGY CO.
            (FORMERLY KELLEY OIL & GAS CORPORATION) AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 13 -- QUARTERLY RESULTS (UNAUDITED)

                                                       1998                                     1999
                                      --------------------------------------   ---------------------------------------
                                        1ST       2ND       3RD     4TH (1)      1ST      2ND (2)     3RD        4TH
                                      QUARTER   QUARTER   QUARTER   QUARTER    QUARTER    QUARTER   QUARTER    QUARTER
                                      -------   -------   -------   --------   --------   -------   --------   -------
Revenues............................  $23,047   $21,162   $18,630   $ 16,311   $ 15,507   $12,850   $ 12,120   $13,630
Operating profit....................   3,245    (1,251)      (85)    (26,087)    (2,481)  (3,883)     (4,629)      374
Net income (loss) before
  extraordinary item................  (4,823)   (9,433)   (8,411)    (34,340)   (10,986)  11,410     (13,242)   (7,966)
Basic and diluted income (loss) per
  common share before extraordinary
  item..............................  $(0.47)   $(0.84)   $(0.76)   $  (2.82)  $  (0.96)  $ 0.82    $  (1.09)  $ (0.67)

---------------

(1) Reflects non-cash impairment charges against the carrying value of proved and unproved oil and natural gas properties (see Note 2).

(2) Reflects gain on sale of properties in the Phillips Transaction.

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1999          2000
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                                                    (IN THOUSANDS,
                                                                  EXCEPT SHARE DATA)
ASSETS:
Cash and cash equivalents...................................   $  10,370      $  33,551
Accounts receivable.........................................      18,389         23,119
Accounts receivable -- drilling programs....................         199            233
Prepaid expenses and other current assets...................       1,042            892
                                                               ---------      ---------
          Total current assets..............................      30,000         57,795
                                                               ---------      ---------
Oil and gas properties, successful efforts method:
  Unproved properties, net..................................      22,260         21,914
  Properties subject to amortization........................     428,116        403,135
Pipelines and other transportation assets, at cost..........       1,582          1,582
Furniture, fixtures and equipment...........................       3,596          3,596
                                                               ---------      ---------
                                                                 455,554        430,227
Less: Accumulated depreciation, depletion and
  amortization..............................................    (289,798)      (286,684)
                                                               ---------      ---------
          Total property and equipment, net.................     165,756        143,543
                                                               ---------      ---------
Restricted cash.............................................       7,500          7,500
Other non-current assets, net...............................         526            492
                                                               ---------      ---------
          Total assets......................................   $ 203,782      $ 209,330
                                                               =========      =========
LIABILITIES:
Accounts payable and accrued expenses.......................   $  25,207      $  34,808
Accounts payable -- drilling programs.......................         115            163
Current portion of long-term debt...........................       8,598          8,406
                                                               ---------      ---------
          Total current liabilities.........................      33,920         43,377
                                                               ---------      ---------
Long-term debt..............................................     246,165        246,993
                                                               ---------      ---------
          Total liabilities.................................     280,085        290,370
                                                               ---------      ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' DEFICIT:
Preferred stock, $1.50 par value, 2,000,000 shares
  authorized at December 31, 1999 and March 31, 2000;
  1,363,319 and 1,365,173 shares issued and outstanding at
  December 31, 1999 and March 31, 2000, respectively
  (liquidation values at December 31, 1999 and March 31,
  2000 of $41,824 and $42,777, respectively)................       2,045          2,048
Common stock, $.10 par value, 20,000,000 shares authorized
  at December 31, 1999 and March 31, 2000; 13,212,005 and
  13,211,449 shares issued and outstanding at December 31,
  1999 and March 31, 2000, respectively.....................       1,321          1,321
Additional paid-in capital..................................     301,516        301,513
Accumulated deficit.........................................    (381,185)      (385,922)
                                                               ---------      ---------
          Total stockholders' deficit.......................     (76,303)       (81,040)
                                                               ---------      ---------
          Total liabilities and stockholders' deficit.......   $ 203,782      $ 209,330
                                                               =========      =========

                See Notes to Consolidated Financial Statements.

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF LOSS

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999        2000
                                                              --------   -----------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
REVENUES:
Oil and gas revenues........................................  $ 15,507     $15,227
Interest and other income...................................       161         313
Gain on sale of oil and gas properties......................        --       3,361
                                                              --------     -------
          Total revenues....................................    15,668      18,901
                                                              --------     -------
COSTS AND EXPENSES:
Production expenses.........................................     5,284       2,855
Exploration expenses........................................     1,370       2,321
General and administrative expenses.........................     1,374       1,630
Interest and other debt expenses............................     8,666       8,809
Depreciation, depletion and amortization....................     9,960       8,023
                                                              --------     -------
          Total expenses....................................    26,654      23,638
                                                              --------     -------
Loss before income taxes....................................   (10,986)     (4,737)
Income taxes................................................        --          --
                                                              --------     -------
Net loss....................................................   (10,986)     (4,737)
Less: cumulative preferred stock dividends..................    (1,137)       (895)
                                                              --------     -------
Net loss applicable to common stock.........................  $(12,123)    $(5,632)
                                                              ========     =======
Basic and diluted loss per common share.....................  $   (.96)    $  (.43)
                                                              ========     =======
Weighted average common shares outstanding..................    12,602      13,212

                See Notes to Consolidated Financial Statements.

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ----------------------
                                                                1999        2000
                                                              --------   -----------
                                                                         (UNAUDITED)
                                                                  (IN THOUSANDS)
OPERATING ACTIVITIES:
Net loss....................................................  $(10,986)    $(4,737)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation, depletion and amortization..................     9,960       8,023
  Gain on sale of properties................................        --      (3,361)
  Gain on debt redemption...................................        --         (46)
  Exploration expenses......................................     1,370       2,321
  Accretion and amortization of debt expenses...............     1,233         926
Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable................       196      (4,764)
  Decrease in prepaid expenses and other current assets.....       353         150
  Decrease in other non-current assets......................         3          34
  Increase in accounts payable and accrued expenses.........     1,969       9,649
                                                              --------     -------
          Net cash provided by operating activities.........     4,098       8,195
                                                              --------     -------
INVESTING ACTIVITIES:
Capital expenditures........................................    (5,823)     (4,601)
Proceeds from the sale of oil and gas properties............        --      19,831
                                                              --------     -------
          Net cash (used in) provided by investing
            activities......................................    (5,823)     15,230
                                                              --------     -------
FINANCING ACTIVITIES:
Redemption of subordinated debentures.......................        --        (244)
                                                              --------     -------
          Net cash used in financing activities.............        --        (244)
                                                              --------     -------
(Decrease) increase in cash and cash equivalents............    (1,725)     23,181
Cash and cash equivalents, beginning of period..............     8,435      10,370
                                                              --------     -------
Cash and cash equivalents, end of period....................  $  6,710     $33,551
                                                              ========     =======

                See Notes to Consolidated Financial Statements.

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     General. The accompanying unaudited interim consolidated financial statements of Contour Energy Co. (the "Company") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission in accordance with generally accepted accounting principles for interim financial information. These financial statements reflect all adjustments (consisting solely of normal recurring adjustments) necessary for a fair statement in all material respects of the results for the interim periods presented. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results to be expected for the full year. The accounting policies followed by the Company are set forth in Note 2 to the financial statements in its Annual Report on Form 10-K for the year ended December 31, 1999. These unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company's 1999 Annual Report on Form 10-K.

     The consolidated balance sheet as of December 31, 1999 has been derived from the December 31, 1999 audited consolidated financial statements. The consolidated statements of income and cash flows for the three months ended March 31, 1999 have been derived from the March 31, 1999 audited consolidated financial statements. The consolidating condensed balance sheet as of December 31, 1999 and the consolidating condensed statements of income (loss) and cash flows for the three months ended March 31, 1999 have been derived from the Notes to consolidated financial statements included in the March 31, 1999 audited consolidated financial statements.

NOTE 2 -- SALE OF A PORTION OF VOLUMETRIC OVERRIDING ROYALTY INTEREST

     In March 2000, the Company sold a portion of its volumetric overriding royalty interest ("VORI") (the "VORI Sale"). The net proceeds from the VORI Sale were approximately $19.8 million. Since the portion of the VORI sold (approximately 16.5 Bcf) represents production commencing April 1, 2003, the VORI Sale will not impact the Company's operating cash flows until 2003. In the first quarter of 2000 the Company recognized a gain of approximately $3.4 million related to this transaction.

NOTE 3 -- REDEMPTION OF CONVERTIBLE SUBORDINATED DEBENTURES

     In the first quarter of 2000, the Company retired $0.3 million face amount of its 8 1/2% Convertible Subordinated Debentures. The settlement payments included principal amounts of $0.2 million and accrued interest of $7,000. On April 3, 2000, the Company paid off the remaining principal of $8.4 million and interest of $0.4 million on its outstanding 8 1/2% Convertible Subordinated Debentures.

NOTE 4 -- PREFERRED STOCK

     The Company has not declared the quarterly dividends of $0.65625 per preferred share for February 1, 1998 through May 1, 2000, aggregating approximately $9.0 million, covering ten quarters. Further dividends are restricted under the Company's indentures governing its 10 3/8% Senior Subordinated Notes and its 14% Senior Secured Notes. No interest is payable on Preferred Stock arrearages; however, the terms of the Preferred Stock enable holders, voting separately as a class, to elect two additional directors to the Board at each meeting of stockholders at which directors are to be elected during any period when Preferred Stock dividends are in arrears in an aggregate amount equal to at least six quarterly dividends, whether or not consecutive.

     In March 2000, a class action suit was brought against the Company in the Court of Chancery of the State of Delaware, complaining, among other things, that the Company had not taken necessary steps to facilitate the election of two additional directors to its board by preferred stockholders. Under the charter provisions relating to the Company's preferred stock, upon the occasion of the dividends not being paid on

                      CONTOUR ENERGY CO. AND SUBSIDIARIES
such preferred stock for six quarters, the preferred stockholders are, as a class, entitled to elect two directors to the Company's board. Among the relief sought in such proceeding are an injunction directing the Company to create new directorships for nominations from preferred stockholders at the 2000 annual meeting of stockholders, directing that past dividends be paid, declaring that the Company's reverse stock split in 1999, which involved the settlement of fractional shares by the payment of a small amount of cash (less than $1,500) by the Company, constituted a repurchase of common shares in violation of the preferred stock charter provisions and was therefore void and other relief. The Company has consistently acknowledged, publicly and privately, the rights of such preferred stockholders to elect two directors and believes it has not in any way encumbered the preferred shareholders from exercising such rights. The Company believes that the complaint and the relief sought are wholly without merit and will vigorously defend its positions in such proceedings.

NOTE 5 -- EARNINGS PER SHARE

     The basic loss per common share as shown on the Consolidated Statements of Loss reflects net loss less cumulative preferred stock dividends, whether or not declared, divided by the weighted average number of common shares outstanding during the respective periods. In calculating diluted loss per common share, common shares issuable under stock options and convertible preferred stock are added to the weighted average common shares outstanding when dilutive. For the three months ended March 31, 2000 and 1999, all potentially dilutive securities are anti-dilutive and therefore are not included in the diluted earnings per share ("EPS") calculation. Potentially dilutive securities outstanding at March 31, 2000 that could impact EPS in the future include stock options granted to employees to purchase 0.4 million common shares and the Preferred Stock which can be converted into 0.5 million common shares.

     In 1999, the Company effected a 1 for 10 reverse common stock split; all historical share and per share data appearing in this document have been restated to reflect this reverse stock split.

NOTE 6 -- GUARANTOR FINANCIAL STATEMENTS

     Kelley Oil Corporation, a wholly-owned subsidiary of the Company and Kelley Operating Company Ltd., an indirect wholly-owned partnership of the Company are guarantors of the Company's Series B 14% Senior Secured Notes due 2002-2003 and of the Company's Series B and Series D 10 3/8% Senior Subordinated Notes due 2006. Concorde Gas Marketing, Inc. ("Concorde"), a wholly-owned subsidiary of the Company, is also a guarantor of the Company's Series B 14% Senior Secured Notes due 2002-2003. The following guarantor consolidating condensed financial statements present:

          1. Consolidating condensed balance sheets as of December 31, 1999 and March 31, 2000, consolidating condensed statements of income (loss) for the three months ended March 31, 1999 and 2000 and consolidating condensed statements of cash flows for the three months ended March 31, 1999 and March 31, 2000.

          2. Contour Energy Co. (the "Parent"), combined Guarantor Subsidiaries (other than Concorde), Concorde and combined Non-Guarantor Subsidiaries, all with their investments in subsidiaries accounted for using the equity method.

          3. Elimination entries necessary to consolidate the Parent and all of its subsidiaries.

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

                     CONSOLIDATING CONDENSED BALANCE SHEET

                               DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                             COMBINED                  COMBINED
                                            GUARANTOR                NON-GUARANTOR
                                PARENT     SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                               ---------   ------------   --------   -------------   ------------   ------------
ASSETS:
Current assets...............  $ 334,360    $ 128,855      $6,317       $  737        $(440,269)      $ 30,000
Property and equipment,
  net........................         --      161,107          --        6,141           (1,492)       165,756
Restricted cash..............         --        7,500          --           --               --          7,500
Other non-current assets,
  net........................   (149,279)      11,540          --           --          138,265            526
                               ---------    ---------      ------       ------        ---------       --------
         Total assets........  $ 185,081    $ 309,002      $6,317       $6,878        $(303,496)      $203,782
                               =========    =========      ======       ======        =========       ========

LIABILITIES AND STOCKHOLDERS'
  DEFICIT:
Current liabilities..........  $  15,219    $ 456,789      $1,501       $  680        $(440,269)      $ 33,920
Long-term debt...............    246,165           --          --           --               --        246,165
Stockholders' deficit........    (76,303)    (147,787)      4,816        6,198          136,773        (76,303)
                               ---------    ---------      ------       ------        ---------       --------
         Total liabilities
           and stockholders'
           deficit...........  $ 185,081    $ 309,002      $6,317       $6,878        $(303,496)      $203,782
                               =========    =========      ======       ======        =========       ========

                     CONSOLIDATING CONDENSED BALANCE SHEET

                                 MARCH 31, 2000
                                 (IN THOUSANDS)

                                             COMBINED                  COMBINED
                                            GUARANTOR                NON-GUARANTOR
                                PARENT     SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                               ---------   ------------   --------   -------------   ------------   ------------
ASSETS:
Current assets...............  $ 334,063    $ 133,619     $10,722       $  922        $(421,531)      $ 57,795
Property and equipment,
  net........................         --      138,114          --        5,811             (382)       143,543
Restricted cash..............         --        7,500          --           --               --          7,500
Other non-current assets,
  net........................   (145,067)      11,765          --           --          133,794            492
                               ---------    ---------     -------       ------        ---------       --------
         Total assets........  $ 188,996    $ 290,998     $10,722       $6,733        $(288,119)      $209,330
                               =========    =========     =======       ======        =========       ========

LIABILITIES AND STOCKHOLDERS'
  DEFICIT:
Current liabilities..........  $  23,043    $ 435,682     $ 5,485       $  697        $(421,530)      $ 43,377
Long-term debt...............    246,993           --          --           --               --        246,993
Stockholders' deficit........    (81,040)    (144,684)      5,237        6,036          133,411        (81,040)
                               ---------    ---------     -------       ------        ---------       --------
         Total liabilities
           and stockholders'
           deficit...........  $ 188,996    $ 290,998     $10,722       $6,733        $(288,119)      $209,330
                               =========    =========     =======       ======        =========       ========

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

              CONSOLIDATING CONDENSED STATEMENTS OF INCOME (LOSS)

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (IN THOUSANDS)

                                             COMBINED                  COMBINED
                                            GUARANTOR                NON-GUARANTOR
                                 PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                --------   ------------   --------   -------------   ------------   ------------
Revenues......................  $     --     $ 13,732      $ 603        $ 1,387         $  (54)       $ 15,668
Costs and expenses............    (8,701)     (16,684)      (122)        (1,003)          (144)        (26,654)
Equity in earnings (loss) of
  subsidiaries................    (2,285)         865         --             --          1,420              --
                                --------     --------      -----        -------         ------        --------
         Net income (loss)....  $(10,986)    $ (2,087)     $ 481        $   384         $1,222        $(10,986)
                                ========     ========      =====        =======         ======        ========

              CONSOLIDATING CONDENSED STATEMENTS OF INCOME (LOSS)

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                 (IN THOUSANDS)

                                             COMBINED                  COMBINED
                                            GUARANTOR                NON-GUARANTOR
                                 PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                 -------   ------------   --------   -------------   ------------   ------------
Revenues.......................  $    --     $ 16,904      $ 655         $ 763         $   579        $ 18,901
Costs and expenses.............   (8,950)     (14,461)      (235)         (522)            530         (23,638)
Equity in earnings of
  subsidiaries.................    4,213          659         --            --          (4,872)             --
                                 -------     --------      -----         -----         -------        --------
         Net income (loss).....  $(4,737)    $  3,102      $ 420         $ 241         $(3,763)       $ (4,737)
                                 =======     ========      =====         =====         =======        ========

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

                CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                                 (IN THOUSANDS)

                                            COMBINED                  COMBINED
                                           GUARANTOR                NON-GUARANTOR
                                PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                               --------   ------------   --------   -------------   ------------   ------------
OPERATING ACTIVITIES:
Net income (loss)............  $(10,986)    $(2,087)       $481        $   384        $ 1,222        $(10,986)
Non-cash income (loss)
  adjustments................     3,517       9,835          --            433         (1,222)         12,563
Changes in operating assets
  and liabilities............     7,188      (4,370)       (481)           184             --           2,521
                               --------     -------        ----        -------        -------        --------
          Net cash provided
            by (used in)
            operating
            activities.......      (281)      3,378          --          1,001             --           4,098
                               --------     -------        ----        -------        -------        --------
INVESTING ACTIVITIES:
Capital expenditures.........        --      (5,823)         --             --             --          (5,823)
Distributions from
  partnerships...............        --       1,001          --             --         (1,001)             --
                               --------     -------        ----        -------        -------        --------
          Net cash used in
            investing
            activities.......        --      (4,822)         --             --         (1,001)         (5,823)
                               --------     -------        ----        -------        -------        --------
FINANCING ACTIVITIES:
Distributions to partners....        --          --          --         (1,001)         1,001              --
                               --------     -------        ----        -------        -------        --------
          Net cash provided
            by (used in)
            financing
            activities.......        --          --          --         (1,001)         1,001              --
                               --------     -------        ----        -------        -------        --------
Decrease in cash and cash
  equivalents................      (281)     (1,444)         --             --             --          (1,725)
Cash and cash equivalents,
  beginning of period........       275       8,160          --             --             --           8,435
                               --------     -------        ----        -------        -------        --------
Cash and cash equivalents,
  end of period..............  $     (6)    $ 6,716        $ --        $    --        $    --        $  6,710
                               ========     =======        ====        =======        =======        ========

                      CONTOUR ENERGY CO. AND SUBSIDIARIES

                CONSOLIDATING CONDENSED STATEMENTS OF CASH FLOWS

                   FOR THE THREE MONTHS ENDED MARCH 31, 2000

                                            COMBINED                  COMBINED
                                           GUARANTOR                NON-GUARANTOR
                                PARENT    SUBSIDIARIES   CONCORDE   SUBSIDIARIES    ELIMINATIONS   CONSOLIDATED
                                -------   ------------   --------   -------------   ------------   ------------
                                                                (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss).............  $(4,737)    $ 3,102        $420         $ 241         $(3,763)       $(4,737)
Non-cash income (loss)
  adjustments.................   (3,332)      7,213          --           220           3,762          7,863
Changes in operating assets
  and liabilities.............    8,313      (2,657)       (420)         (168)              1          5,069
                                -------     -------        ----         -----         -------        -------
          Net cash provided by
            operating
            activities........      244       7,658          --           293              --          8,195
                                -------     -------        ----         -----         -------        -------
INVESTING ACTIVITIES:
Capital expenditures..........       --      (4,708)         --           107              --         (4,601)
Proceeds from sale of
  property....................       --      19,831          --            --              --         19,831
Distributions from
  partnerships................       --         400          --            --            (400)            --
                                -------     -------        ----         -----         -------        -------
          Net cash provided by
            investing
            activities........       --      15,523          --           107            (400)        15,230
                                -------     -------        ----         -----         -------        -------
FINANCING ACTIVITIES:
Redemption on subordinated
  debentures..................     (244)         --          --            --              --           (244)
                                -------     -------        ----         -----         -------        -------
Distributions to partners.....       --          --          --          (400)            400             --
                                -------     -------        ----         -----         -------        -------
          Net cash used in
            financing
            activities........     (244)         --          --          (400)            400           (244)
                                -------     -------        ----         -----         -------        -------
Increase in cash and cash
  equivalents.................       --      23,181          --            --              --         23,181
Cash and cash equivalents,
  beginning of period.........       12      10,358          --            --              --         10,370
                                -------     -------        ----         -----         -------        -------
Cash and cash equivalents, end
  of period...................  $    12     $33,539        $ --         $  --         $    --        $33,551
                                =======     =======        ====         =====         =======        =======

                                                                      APPENDIX A

                         THE RECLASSIFICATION AMENDMENT

 (AMENDING ARTICLE 4 OF THE CERTIFICATE OF INCORPORATION OF CONTOUR ENERGY CO.
                   TO BE AND READ IN ITS ENTIRETY AS FOLLOWS)

     "4. Number and Designation of Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 22,000,000 shares, which shall be divided into two classes as follows: 20,000,000 shares of Common Stock, $.10 par value ("Common Stock"), and 2,000,000 shares of Preferred Stock, $1.50 par value ("Preferred Stock"). The powers, designations, preferences, rights and qualifications, limitations or restrictions on the Common Stock and the Preferred Stock are set forth below.

     (a) General. Subject to the applicable provisions of the Delaware General Corporation Law (the "Delaware GCL") and the provisions of this Certificate of Incorporation, the Corporation may issue shares of its Common Stock and Preferred Stock from time to time, for such consideration (not less than the par value thereof) as may be fixed by the Board of Directors, which is expressly authorized to fix the same in its sole and absolute discretion. Shares so issued, for which the consideration has been paid or delivered to the Corporation, shall be deemed fully paid stock and shall not be subject to any future call or assessment thereon, and the holders thereof shall not be liable for any further payments in respect thereof.

     (b) Common Stock. The shares of authorized Common Stock shall be identical in all respects and shall have equal rights and privileges as follows:

          (i) After the requirements for preferential dividends on the shares of any outstanding series of Preferred Stock shall have been met and the Corporation shall have complied with all of the requirements, if any, for sinking funds or redemption or purchase accounts and satisfied any other conditions that may be fixed in accordance with this Certificate of Incorporation or the provisions of any resolution or resolutions adopted by the Board of Directors pursuant to Section 4(c), then the holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors on the Common Stock, which dividends shall be paid out of assets legally available for the payment of dividends and shall be distributed to the holders of Common Stock pro rata in accordance with the number of shares of Common Stock held by each of them.

          (ii) After distribution in full of the preferential amounts, if any, to be distributed to the holders of the shares of any outstanding series of Preferred Stock in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Corporation, the holders of Common Stock shall be entitled to receive all the remaining assets of the Corporation, tangible and intangible, of whatever kind, available for distribution to stockholders which assets shall be distributed to the holders of the Common Stock pro rata in accordance with the number of shares of Common Stock held by each of them.

          (iii) Except as may otherwise be required by law, this Certificate of Incorporation or the provisions of any resolution or resolutions adopted by the Board of Directors pursuant to Section 4(c), each holder of Common Stock shall have one vote per share of Common Stock on each matter voted upon by the stockholders.

     (c) Preferred Stock. Authority is hereby granted to the Board of Directors, subject to the provisions of this Article 4, to authorize the issue of one or more series of Preferred Stock and to fix, by resolution providing for the issue of each such series, the powers, designations, preferences and relative, participating, optional or other special rights of the series, and the qualifications, limitations or restrictions thereof, if any, including the following:

          (i) The number of shares comprising the series and the distinctive designation thereof;

          (ii) The dividend rate or rates (which may be contingent upon the happening of certain events), if any, on the shares of the series, the date or dates from which dividends shall accrue, the dates on which dividends thereon, if declared, shall be payable and a statement whether or not or in what circumstances dividends may be cumulative;

          (iii) Whether or not the shares of the series shall be redeemable and, if so, the limitations and restrictions on redemption, the manner of selecting shares of the series to be redeemed and the amount, if any, in addition to any accrued and unpaid dividends thereon that the holders of shares of the series shall be entitled to receive upon redemption thereof, which amount may vary at different redemption dates and may be different for shares redeemed through the operation of any purchase, retirement or sinking fund;

          (iv) The amount, if any, in addition to any accrued and unpaid dividends thereon that the holders of shares of the series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, which amount shall not be less than the par value but otherwise may vary depending upon whether the liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates;

          (v) Whether or not the shares of the series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether the purchase, retirement or sinking fund shall be cumulative or noncumulative, the extent to and the manner in which the fund shall be applied to the purchase or redemption of shares of the series for retirement or for other corporate purposes and the terms and provisions for the operation thereof;

          (vi) Whether or not the shares of the series shall be convertible into or exchangeable for shares of capital stock of any other class or series for other securities or property of the Corporation and, if so convertible or exchangeable, the terms and conditions of conversion or exchange and the method, if any, of adjusting the same;

          (vii) The voting powers, if any, of shares of the series;

          (viii) Any other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

     All shares of any one series of Preferred Stock shall be identical in all respects, except that shares of any one series issued at different times may have different dates from which dividends thereon shall accrue, and all series shall rank equally and be identical in all respects, except as provided in accordance with this Section 4(c). Shares of Preferred Stock that have been redeemed, purchased or retired through the operation of a purchase, retirement or sinking fund or shares of Preferred Stock that have been converted into shares of any other class of capital stock of the Corporation or exchanged for any other securities of the Corporation, upon compliance with any applicable provisions of the Delaware GCL, shall have the status of authorized but unissued shares of Preferred Stock and may be reissued (x) as part of the series in which they were originally included (if the terms of that series do not prohibit the reissuance), (y) as part of a new series of Preferred Stock to be created by resolution of the Board of Directors or (z) as part of any other series of Preferred Stock the terms of which do not prohibit the reissuance.

     (d) Reclassification of $2.625 Convertible Exchangeable Preferred
Stock. Effective on the filing of this Amendment with the Secretary of State of the State of Delaware (the "Effective Time"), each share of the Corporation's $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value, issued and outstanding immediately prior to the Effective Time, together with all accrued and unpaid dividends thereon, shall automatically be reclassified, changed and converted, without any action on the part of the holder thereof, into one share of the Corporation's Common Stock, $.10 par value, and one share of the Corporation's $3.50 Redeemable Cash Equivalent Preferred Stock, $1.50 par value, as established by Section 4(e).

     (e) $3.50 Redeemable Cash Equivalent Preferred Stock. Of the Corporation's Preferred Stock, 1,400,000 shares are hereby designated as $3.50 Redeemable Cash Equivalent Preferred Stock, $1.50 par value (the "Cash Equivalent Preferred Stock"). The shares of authorized $3.50 Cash Equivalent Preferred Stock shall be identical in all respects and shall have equal rights and privileges as follows:

          (i) Immediately after the Effective Time, the Cash Equivalent Preferred Stock shall be automatically redeemed by the Corporation for $3.50 in cash per share and thereafter shall have the status of authorized but unissued shares of Preferred Stock. Any authorized shares of Cash Equivalent Preferred Stock not issued at the Effective Time pursuant to
     Section 4(d) shall thereafter have the status of authorized but unissued shares of Preferred Stock. No certificates shall be issued representing the Cash Equivalent Preferred Stock. Not later than the Effective Time, the Corporation shall establish a purchase fund for the Cash Equivalent Preferred Stock by depositing with a paying agent an amount sufficient to pay the aggregate redemption price of all shares of Cash Equivalent Preferred Stock. The Corporation shall cause such paying agent to pay the redemption price for the Cash Equivalent Preferred Stock (subject to applicable required tax withholdings) upon the valid surrender of a certificate or certificates formerly representing shares of the Corporation's $2.625 Convertible Exchangeable Preferred Stock, $1.50 par value.

          (ii) The Cash Equivalent Preferred Stock shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the affairs of the Corporation, rank senior and prior to the Common Stock and all other series or classes of Preferred Stock. The liquidation preference of the Cash Equivalent Preferred Stock shall be $3.50 per share.

          (iii) The Cash Equivalent Preferred Stock shall have no voting rights except as specifically required by the Delaware GCL.

          (iv) The Cash Equivalent Preferred Stock shall not be entitled to dividends. The Corporation shall not make any dividend or distribution of cash or property on account of its Common Stock or any other series or class of Preferred Stock, nor shall the Corporation redeem any shares of Common Stock or any other series or class of Preferred Stock, while any Cash Equivalent Preferred is outstanding.

          (v) The Cash Equivalent Preferred Stock shall not be convertible into any other security of the Corporation."

                                                                      APPENDIX B

     ARTICLE 4 OF CONTOUR ENERGY CO.'S CURRENT CERTIFICATE OF INCORPORATION

     4. Number and Designation of Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is 22,000,000 shares, which shall be divided into two classes as follows: 20,000,000 shares of Common Stock, $.10 par value ("Common Stock"), and 2,000,000 shares of Preferred Stock, $1.50 par value ("Preferred Stock"). The powers, designations, preferences, rights and qualifications, limitations or restrictions on the Common Stock and the Preferred Stock are set forth below.

     (a) General. Subject to the applicable provisions of the Delaware General Corporation Law (the "Delaware GCL") and the provisions of this Certificate of Incorporation, the Corporation may issue shares of its Common Stock and Preferred Stock from time to time, for such consideration (not less than the par value thereof) as may be fixed by the Board of Directors, which is expressly authorized to fix the same in its sole and absolute discretion. Shares so issued, for which the consideration has been paid or delivered to the Corporation, shall be deemed fully paid stock and shall not be subject to any future call or assessment thereon, and the holders thereof shall not be liable for any further payments in respect thereof.

     (b) Common Stock. The shares of authorized Common Stock shall be identical in all respects and shall have equal rights and privileges as follows:

          (i) After the requirements for preferential dividends on the shares of any outstanding series of Preferred Stock shall have been met and the Corporation shall have complied with all of the requirements, if any, for sinking funds or redemption or purchase accounts and satisfied any other conditions that may be fixed in accordance with this Certificate of Incorporation or the provisions of any resolution or resolutions adopted by the Board of Directors pursuant to Section 4(c), then the holders of Common Stock shall be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors on the Common Stock, which dividends shall be paid out of assets legally available for the payment of dividends and shall be distributed to the holders of Common Stock pro rata in accordance with the number of shares of Common Stock held by each of them.

          (ii) After distribution in full of the preferential amounts, if any, to be distributed to the holders of the shares of any outstanding series of Preferred Stock in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of the Corporation, the holders of Common Stock shall be entitled to receive all the remaining assets of the Corporation, tangible and intangible, of whatever kind, available for distribution to stockholders which assets shall be distributed to the holders of the Common Stock pro rata in accordance with the number of shares of Common Stock held by each of them.

          (iii) Except as may otherwise be required by law, this Certificate of Incorporation or the provisions of any resolution or resolutions adopted by the Board of Directors pursuant to Section 4(c), each holder of Common Stock shall have one vote per share of Common Stock on each matter voted upon by the stockholders.

     (c) Preferred Stock. Authority is hereby granted to the Board of Directors, subject to the provisions of this Article 4, to authorize the issue of one or more series of Preferred Stock and to fix, by resolution providing for the issue of each such series, the powers, designations, preferences and relative, participating, optional or other special rights of the series, and the qualifications, limitations or restrictions thereof, if any, including the following:

          (i) The number of shares comprising the series and the distinctive designation thereof;

          (ii) The dividend rate or rates (which may be contingent upon the happening of certain events), if any, on the shares of the series, the date or dates from which dividends shall accrue, the dates on which dividends thereon, if declared, shall be payable and a statement whether or not or in what circumstances dividends may be cumulative;

          (iii) Whether or not the shares of the series shall be redeemable and, if so, the limitations and restrictions on redemption, the manner of selecting shares of the series to be redeemed and the amount, if any, in addition to any accrued and unpaid dividends thereon that the holders of shares of the series shall be entitled to receive upon redemption thereof, which amount may vary at different redemption dates and may be different for shares redeemed through the operation of any purchase, retirement or sinking fund;

          (iv) The amount, if any, in addition to any accrued and unpaid dividends thereon that the holders of shares of the series shall be entitled to receive upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, which amount shall not be less than the par value but otherwise may vary depending upon whether the liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates;

          (v) Whether or not the shares of the series shall be subject to the operation of a purchase, retirement or sinking fund and, if so, whether the purchase, retirement or sinking fund shall be cumulative or noncumulative, the extent to and the manner in which the fund shall be applied to the purchase or redemption of shares of the series for retirement or for other corporate purposes and the terms and provisions for the operation thereof;

          (vi) Whether or not the shares of the series shall be convertible into or exchangeable for shares of capital stock of any other class or series for other securities or property of the Corporation and, if so convertible or exchangeable, the terms and conditions of conversion or exchange and the method, if any, of adjusting the same;

          (vii) The voting powers, if any, of shares of the series;

          (viii) Any other powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof.

     All shares of any one series of Preferred Stock shall be identical in all respects, except that shares of any one series issued at different times may have different dates from which dividends thereon shall accrue, and all series shall rank equally and be identical in all respects, except as provided in accordance with this Section 4(c). Shares of Preferred Stock that have been redeemed, purchased or retired through the operation of a purchase, retirement or sinking fund or shares of Preferred Stock that have been converted into shares of any other class of capital stock of the Corporation or exchanged for any other securities of the Corporation, upon compliance with any applicable provisions of the Delaware GCL, shall have the status of authorized but unissued shares of Preferred Stock and may be reissued (x) as part of the series in which they were originally included (if the terms of that series do not prohibit the reissuance), (y) as part of a new series of Preferred Stock to be created by resolution of the Board of Directors or (z) as part of any other series of Preferred Stock the terms of which do not prohibit the reissuance.

     (d) Effective as of 4:01 p.m. on July 30, 1999 (the "Effective Time"), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall automatically be changed and converted, without any action on the part of the holder thereof, into one-tenth of one share of New Common Stock, and each holder of a number of shares of Common Stock not evenly divisible by ten will receive for any remaining shares, in lieu of fractional shares, the right to receive an amount in cash per share equal to the closing price of the Common Stock on July 30, 1999 as reported by The Nasdaq Stock Market.

                                                                      APPENDIX C

                           CERTIFICATE OF DESIGNATION
                                       OF
                               PREFERRED STOCK OF
                          KELLEY OIL & GAS CORPORATION

                       PURSUANT TO SECTION 151(g) OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors of Kelley Oil & Gas Corporation, a Delaware corporation (the "Corporation"), at a meeting duly convened and held, at which a quorum was present and acting throughout:

     RESOLVED, that pursuant to the authority conferred on the Board of Directors of the Corporation by Article FOURTH of the Corporation's Certificate of Incorporation, as amended, and pursuant to Section 151(g) of the General Corporation Law of the State of Delaware, the President and Secretary or Assistant Secretary of the Corporation be, and they hereby are, authorized and directed to execute and file with the Secretary of State of the State of Delaware the Certificate of Designation of Preferred Stock of the Corporation fixing the designation, powers, preferences and rights of a new series of the Corporation's Preferred Stock, $1.50 par value (the "Preferred Stock"), and the qualifications, limitations or restrictions thereof, as follows:

     1. Number of Shares; Designation. A total of 4,269,722 shares of Preferred Stock of the Corporation are hereby designated as $2.625 Convertible Exchangeable Preferred Stock (the "Series"). The number of authorized shares of the Series may be increased or reduced by the Board of Directors of the Corporation by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that the increase or reduction has been so authorized.

     2. Rank. (a) The Series shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the affairs of the Corporation, rank senior and prior to (i) the Common Stock, par value $.01 per share, of the Corporation (the "Common Stock") and (ii) the Corporation's $.15 Cumulative Convertible Preferred Stock, $.20 Cumulative Convertible Preferred Stock, $1.00 Cumulative Convertible Preferred Stock, $.825 Cumulative Convertible Preferred Stock and any additional series of Preferred Stock that may in the future be issued to the Corporation's Employee Stock Ownership Plan (collectively, the "ESOP Shares").

     (b) The Corporation may hereafter issue, without the approval of the holders of shares of the Series, any other class or series of capital stock ranking on a parity with shares of the Series with respect to the payment of dividends ("Parity Dividend Shares") or redemption payments and rights upon liquidation, dissolution or winding up of the Corporation ("Parity Liquidation Shares").

     (c) The Corporation shall not issue, without the approval of the holders of at least 66 2/3% of the outstanding shares of the Series, as long as there is a share of the Series outstanding, any other class or series of capital stock ranking senior and prior to the Series with respect to the payment of dividends ("Senior Dividend Shares") or redemption payments and rights upon liquidation, dissolution or winding up of the Corporation ("Senior Liquidation Shares").

     3. Dividends. (a) The cash dividend rate on shares of the Series shall be $2.625 per share per annum. Dividends on shares of the Series shall be fully cumulative, accruing, without interest, from the date of original issuance of shares of the Series, and shall be payable quarterly in arrears, when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends, on February 1, May 1, August 1 and November 1 of each year, commencing on the first such date after the issuance thereof, except that if such date is not a business day then the dividend shall be payable on the first immediately succeeding business day (as used herein, the term "business day" shall mean any day except a Saturday, Sunday or day on which banking institutions are legally authorized to close in the City of New York). Each dividend shall be paid to the holders of record of shares of the Series as they appear on the stock register of the Corporation on the record date, not exceeding 30 days preceding the payment date thereof, as shall be fixed by the Board of Directors of the Corporation. Dividends payable for each full quarterly dividend period shall be computed by dividing the annual dividend by four. Dividends payable for any partial dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Dividends on account of arrears for any past dividend periods may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on that date, not exceeding 45 days preceding the payment date thereof, as may be fixed by the Board of Directors of the Corporation. No interest shall be payable with respect to any dividend payment that may be in arrears. Holders of shares of the Series shall be entitled to receive dividends in preference to and in priority over dividends upon (i) Common Shares (as defined in paragraph 12 below) and (ii) ESOP Shares and any other series or class of the Corporation's capital stock that ranks junior as to dividends to the Series (collectively, "Junior Dividend Shares"). The holders of shares of the Series shall be not entitled to any dividends other than the cash dividends provided for in this paragraph 3.

     (b) No dividends or other distributions, other than dividends payable solely in Common Shares or Junior Dividend Shares, shall be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition shall be made by the Corporation of, any Common Shares or Junior Dividend Shares unless and until all accrued and unpaid dividends on the Series, including the full dividend for the then current quarterly dividend period, shall have been paid or declared and set apart for payment.

     (c) If at any time the Corporation issues any Senior Dividend Shares and any dividend thereon shall be in default, in whole or in part, then (except to the extent allowed by the terms of the Senior Dividend Shares) no dividend shall be paid or declared and set apart for payment on the Series unless and until all accrued and unpaid dividends with respect to the Senior Dividend Shares, including the full dividends for the then current dividend period, shall have been paid or declared and set apart for payment, without interest. No full dividends shall be paid or declared and set apart for payment on any Parity Dividend Shares for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for payment on the Series for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends. No full dividends shall be paid or declared and set apart for payment on the Series for any period unless full cumulative dividends have been, or contemporaneously are, paid or declared and set apart for such payment on any Parity Dividend Shares for all dividend payment periods terminating on or prior to the date of payment of such full cumulative dividends.

     (d) If at any time the Corporation has failed to pay accrued dividends on any shares of the Series or any Parity Dividend Shares at the times such dividends are payable, the Corporation shall not:

          (i) declare or pay any dividend on any Common Shares or Junior Dividend Shares or make any payment on account of, or set apart money for, a sinking or other analogous fund for the purchase, redemption or other retirement of, any Common Shares or Junior Dividend Shares or make any distribution in respect thereof, either directly or indirectly and whether in cash or property or in obligations or shares of the Corporation (other than in Common Shares or Junior Dividend Shares),

          (ii) purchase any shares of the Series or Parity Dividend Shares (except for a consideration payable in Common Shares or Junior Dividend Shares) or redeem fewer than all of the shares of the Series and Parity Dividend Shares then outstanding, or

          (iii) permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase any Common Shares or Junior Dividend Shares, shares of the Series or Parity Dividend Shares, unless, in the case of any such dividend, payment, distribution, purchase or redemption, all dividends accrued and payable but unpaid on shares of the Series and any Parity Dividend Shares have been or contemporaneously are declared and paid in full or declared and a sum sufficient for the payment thereof set aside for such payment. Unless and until all dividends accrued and payable but unpaid on shares of the

Series and any Parity Dividend shares at the time outstanding have been paid in full, all dividends declared by the Corporation upon shares of the Series or Parity Dividend shares shall be declared pro rata with respect to all shares of the Series and Parity Dividend Shares then outstanding, so that the amounts of any dividends declared on shares of the Series and the Parity Dividend Shares shall in all cases bear to each other the same ratio that, at the time of the declaration, all accrued and payable but unpaid dividends on shares of the Series and the other Parity Dividend Shares, respectively, bear to each other.

     (e) Any reference to "distribution" contained in this paragraph 3 shall not be deemed to include any distribution made in connection with any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

     4. Optional Redemptions for Cash. (a) Subject to the restrictions in paragraph 3 above, shares of the Series shall be redeemable, in whole or in part, at the option of the Corporation commencing May 1, 1997, at the following redemption prices per share if redeemed during the 12-month period ending April 30 in the year indicated below:

                               REDEMPTION
YEAR                             PRICE
----                           ----------
1998.........................    $26.58
1999.........................     26.31
2000.........................     26.05
2001.........................     25.79

                               REDEMPTION
YEAR                             PRICE
----                           ----------
2002.........................    $25.53
2003.........................     25.26
2004 and thereafter..........     25.00

plus, in each case, an amount equal to the dividends accrued and unpaid thereon, whether or not declared, to the redemption date. The Corporation may not redeem any shares of the Series prior to May 1, 1997, except pursuant to paragraph 5 below.

     (b) Not less than 20 nor more than 60 days prior to the date fixed for any redemption of shares of the Series pursuant to this paragraph 4, a notice specifying the time and place of the redemption and the number of shares to be redeemed shall be given by first-class mail, postage prepaid, to the holders of record of the shares of the Series to be redeemed at their respective addresses as the same shall appear on the books of the Corporation, calling upon each holder of record to surrender to the Corporation on the redemption date at the place designated in the notice his certificate or certificates representing the number of shares specified in the notice of redemption. Neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular holder shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice. On or after the redemption date, each holder of shares of the Series to be redeemed shall present and surrender his certificate or certificates for such shares to the Corporation at the place designated in the redemption notice, and thereupon the redemption price of the shares shall be paid to or on the order of the person whole name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares.

     (c) If a notice of redemption has been given pursuant to this paragraph 4 and if, on or before the date fixed for redemption, the funds necessary for such redemption shall have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rate benefit of the holders of the shares so called for redemption, then, notwithstanding that any certificates for such shares have not been surrendered for cancellation, on the redemption date dividends shall cease to accrue on the shares of the Series to be redeemed, and at the close of business on the redemption date the holders of such shares shall cease to be stockholders with respect to those shares, shall have no interest in or claims against the Corporation by virtue thereof and shall have no voting or other rights with respect thereto, except the right to receive the moneys payable upon such redemption, without interest thereon, upon surrender (and endorsement, if required by the Corporation) of their certificates, and the shares evidenced thereby shall be deemed to be no longer outstanding. Subject to applicable escheat laws, any moneys so set aside by the

Corporation and unclaimed at the end of two years from the redemption date shall revert to the general funds of the Corporation, after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation for the payment of the redemption price. Any interest accrued on funds so deposited shall be paid to the Corporation from time to time.

     (d) If a notice of redemption has been given pursuant to this paragraph 4, and any holder of shares of the Series shall, prior to the close of business on the date fixed for redemption, give written notice to the Corporation pursuant to paragraph 7 below of the conversion of any or all of the shares to be redeemed held by the holder (accompanied by a certificate or certificates for such shares, duly endorsed or assigned to the Corporation, and any necessary transfer tax payment, as required by paragraph 7 below), then such redemption shall not become effective as to such shares to be converted and such conversion shall become effective as provided in paragraph 7 below, whereupon any funds deposited by the Corporation, or on its behalf, with a paying agent or segregated and held in trust by the Corporation for the redemption of such shares shall (subject to any right of the holder of such shares to receive the dividend payable thereon as provided in paragraph 7 below) immediately upon such conversion be returned to the Corporation or, if then held in trust by the Corporation, shall be discharged from the trust.

     (e) In every case of redemption of less than all of the outstanding shares of the Series pursuant to this paragraph 4, the shares to be redeemed shall be selected pro rata or by lot or in such other manner as the Board of Directors may determine, as may be prescribed by resolution of the Board of Directors of the Corporation, provided that only whole shares shall be selected for redemption. Notwithstanding the foregoing, the Corporation shall not redeem less than all of the shares of the Series at any time outstanding until all dividends accrued and in arrears upon all shares of the Series then outstanding shall have been paid for all past dividend periods.

     5. Debenture Exchange. (a) Subject to the restrictions in paragraph 4 above and paragraph 5(e) below, shares of the Series shall be exchangeable at the option of the Corporation, in whole but not in part, on any February 1, May 1, August 1 or November 1, commencing May 1, 1995 through the issuance, in redemption of and in exchange for the shares of the Series, of the Corporation's 10 1/2% Convertible Subordinated Debentures due 2004 (the "Debentures") in the manner provided in this paragraph 5. The Debentures will be subject to the terms and conditions of an indenture (the "Indenture") with United States Trust Company of New York, as Trustee, in substantially the form attached hereto as Exhibit A and incorporated by reference herein. The Debentures shall be convertible into Common Stock of the Corporation at the Conversion Price (as determined pursuant to paragraph 7 below) applicable to the Series at the time of exchange, subject to further adjustment as provided in the Indenture. If, for any reason, prior to the execution and delivery of the Indenture, either the Corporation or United States Trust Company of New York does not desire that United States Trust Company of New York act as Trustee under the Indenture, the Corporation may, in its sole discretion, appoint another entity to act as Trustee under the Indenture, provided that the other entity meets the qualification requirements to act as Trustee under the Indenture.

     (b) The Debentures will be issued solely in redemption of and in exchange for shares of the Series at the rate of $1,000 principal amount of Debentures for each 40 shares of the Series (the "Exchange Multiple") outstanding on the Debenture Exchange Date (as defined in paragraph 5(c)). In lieu of issuing Debentures in a principal amount other than $1,000 or multiple thereof, the Corporation shall redeem for cash, at the rate of $25 per share, any holder's shares of the Series constituting less than a whole Exchange Multiple.

     (c) Not less than 30 nor more than 60 days prior to the date fixed for the issue of Debentures in redemption of and in exchange for shares of the Series pursuant to this paragraph 5, a notice shall be given by first-class mail, postage prepaid, to the holders of record of shares of the Series at their respective addresses as the same shall appear on the books of the Corporation, specifying the effective date of the exchange for the Debentures (the "Debenture Exchange Date") and the place where certificates for shares of the Series are to be surrendered for Debentures and stating that dividends on shares of the Series will cease to accrue on the Debenture Exchange Date. Neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular holder shall affect the insufficiency of the notice or the validity of the proceedings for redemption and exchange with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice.

     (d) If notice of redemption and exchange has been given pursuant to this paragraph 5, then (unless the Corporation shall default in issuing Debentures in redemption of and in exchange for shares of the Series or shall fail to pay or set aside accrued and unpaid dividends on shares of the Series as provided in paragraph 5(e) and notwithstanding that any certificates for shares of the Series have not been surrendered for exchange), on the Debenture Exchange Date, the holders of such shares shall cease to be stockholders with respect to the shares and shall have no interest in or claims against the Corporation by virtue thereof (except the right to receive Debentures in exchange therefor and such accrued and unpaid dividends thereon to the Debenture Exchange Date), shall have no voting, conversion or other rights with respect to such shares, and the shares of the Series shall be deemed to be no longer outstanding. Upon the surrender (and endorsement, if required by the Corporation) of the certificates for shares of the Series in accordance with such notice, such certificates shall be exchanged for Debentures and such accrued and unpaid dividends in accordance with this paragraph 5. If notice of redemption and exchange has been given pursuant to this paragraph 5 and any holder of shares of the Series shall, prior to the close of business on the Debenture Exchange Date, give written notice to the Corporation pursuant to paragraph 7 below of the conversion of any or all of the shares to be redeemed and exchanged held by the holder (accompanied by a certificate or certificates for the shares, duly endorsed or assigned to the Corporation, and any necessary transfer tax payment, as required by paragraph 7 below), then the redemption and exchange shall not become effective as to the shares to be converted and the conversion shall become effective as provided in paragraph 7 below.

     (e) If on the Debenture Exchange Date the Corporation has failed to pay or set aside, separate and apart from its other funds, in trust for the pro rata benefit of the holders of shares of the Series, all dividends accrued and unpaid on the shares of the Series to the Debenture Exchange Date then no shares of the Series shall be redeemed or exchanged for Debentures.

     6. Liquidation. (a) The liquidation value of shares of the Series, in case of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, shall be $25.00 per share, plus an amount equal to the dividends accrued and unpaid thereon, whether or not declared, to the payment date.

     (b) In the event of any voluntary or involuntary liquidation, dissolution or wind-up of the Corporation, the holders of shares of the Series (i) shall not be entitled to receive the liquidation value of the shares held by them until the liquidation value of all Senior Liquidation Shares shall have been paid in full and (ii) shall be entitled to receive the liquidation value of such shares held by them in preference to and in priority over any distributions upon the Common Shares, all ESOP Shares and any other series or class of the Corporation's capital stock that ranks junior as to liquidation rights to the Series (collectively, "Junior Liquidation Shares"). Upon payment in full of the liquidation value to which the holders of shares of the Series are entitled, the holder of shares of the Series will not be entitled to any further participation in any distribution of assets by the Corporation. If the assets of the Corporation are not sufficient to pay in full the liquidation value payable to the holders of shares of the Series and the liquidation value payable to the holders of any Parity Liquidation Shares, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts that would be payable on the distribution if the amounts to which the holders of shares of the Series and the holders of Parity Liquidation Shares are entitled were paid in full.

     (c) Neither a consolidation or merger of the Corporation with or into any other entity, nor a merger of any other entity with or into the Corporation, nor a sale or transfer of all or any part of the Corporation's assets for cash or securities or other property shall be considered a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph 6

     7. Conversion. (a) Holders of shares of the Series will have the right, exercisable at any time, except in the case of shares of the Series called for redemption or to be exchanged for Debentures (as described in paragraph 4 or 5 above), to convert shares of the Series into shares of Common Stock (calculated as to each conversion to the nearest 1/100th of a share) at the conversion price of $7.20, subject to adjustment as described below (the "Conversion Price"). The number of shares of Common Stock into which a share of the Series shall be convertible shall be determined by dividing $25.00 by the Conversion Price then in effect. In the case of shares of the Series called for redemption or to be exchanged for the Debentures, conversion rights will expire at the close of business on the redemption date or the Debenture Exchange Date, as the case may be. No payment or adjustment for accrued dividends on the shares of the Series is to be made on conversion, but holders of record of shares of the Series on a record date fixed for the payment of a dividend on such shares shall be entitled to receive the dividend notwithstanding the conversion of the shares prior to the dividend payment date.

     (b) Any holder of shares of the Series electing to convert the shares or any portion thereof in accordance with paragraph 7(a) above shall deliver the certificates therefor to the principal office of any transfer agent for the Common Stock, with a form of conversion notice fully completed and duly executed. The conversion right with respect to any shares of the Series shall be deemed to have been exercised at the date upon which the certificates therefor with the conversion notice duly executed shall have been so delivered, and the person or persons entitled to receive the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock upon that date.

     (c) No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon conversion of shares of the Series. If more than one share of the Series shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of the Series so surrendered. Instead of any fractional share of Common Stock otherwise issuable upon conversion of any shares of the Series, the Corporation shall pay a cash adjustment in respect to such fraction in an amount equal to the same fraction of Sale Price of the Common Stock at the close of business on the day of conversion. In the absence of a Sale Price, the Board of Directors shall in good faith determine the current market price on the basis of such quotation as it considers appropriate. As used in this Certificate, "Sale Price" means the closing sales price of the Common Stock (or if no sale price is reported, the average of the high and low bid prices) as reported by the principal national or regional stock exchange on which the Common Stock is listed or, if the Common Stock is not listed on a national or regional stock exchange, as reported by National Association of Securities Dealers Automated Quotation System and, if not so reported, then as reported by the National Quotation Bureau Incorporated.

     (d) If a holder converts shares of the Series, the Corporation shall pay any documentary, stamp or similar issue or transfer tax due on the issue of shares or Common Stock upon the conversion. The holder, however, shall pay any such tax that is due because the shares are issued in a name other than the name of the holder.

     (e) The Corporation shall reserve out of its authorized but unissued Common Stock or its Common Stock held in treasury enough shares of Common Stock to permit the conversion of all of the outstanding shares of the Series. For the purposes of this paragraph 7(e), the full number of shares of Common Stock then issuable upon the conversion of all outstanding shares of the Series shall be computed as if at the time of computation all outstanding shares of the Series were held by a single holder. The Corporation shall from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at any time the authorized amount of its Common Stock remaining unissued shall not be sufficient to permit the conversion of all shares of the Series at the time outstanding. If any shares of Common Stock required to be reserved for issuance upon conversion of shares of the Series hereunder require registration with or approval of any governmental authority under any federal or state law before the shares may be issued upon conversion, the Corporation will in good faith and as expeditiously as possible endeavor to cause the shares to be so registered or approved. All shares of Common Stock issued upon conversion of the shares of the Series shall be validly issued, fully paid and nonassessable.

     (f) The Conversion Price shall be subject to adjustment as follows:

          (i) In case the Corporation shall (A) pay a dividend or make a distribution on its Common Stock that is paid or made (1) in other shares of stock of the Corporation or (2) in rights to purchase stock or other securities if such rights are not separable from the Common Stock except upon the occurrence of a contingency, (B) subdivide or reclassify its outstanding shares of Common Stock into a greater number of shares or (C) combine or reclassify its outstanding shares of Common Stock into a smaller number of shares, the Conversion Price in effect immediately prior thereto shall be adjusted retroactively as provided below so that the Conversion Price thereafter shall be determined by multiplying the Conversion Price at which the shares of the Series were theretofore convertible by a fraction of which the denominator shall be the number of shares of Common Stock outstanding immediately following such action and of which the numerator shall be the number of shares of Common Stock outstanding immediately prior thereto. Such adjustment shall be made whenever any event listed above shall occur and shall become effective retroactively immediately after the record date in the case of a dividend and immediately after the effective date in the case of a subdivision, combination or reclassification.

          (ii) In case the Corporation shall issue rights or warrants to all holders of its Common Stock entitling them (for a period expiring within 45 days after the record date therefor) to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share of Common Stock (as determined in accordance with the provisions of paragraph 7(f)(iv) below) at the record date therefor (the "Current Market Price"), or in case the Corporation shall issue other securities convertible into or exchangeable for Common Stock for a consideration per share of Common Stock deliverable upon conversion or exchange thereof less than the Current Market Price, then the Conversion Price in effect immediately prior thereto shall be adjusted retroactively as provided below so that the Conversion Price therefor shall be equal to the price determined by multiplying the Conversion Price at which shares of the Series were theretofore convertible by a fraction of which the denominator shall be the number of shares of Common Stock outstanding on the date of issuance of the convertible or exchangeable securities, rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase and of which the numerator shall be the number of shares of Common Stock outstanding on the date of issuance of such shares, convertible or exchangeable securities, rights or warrants, plus the number of additional shares of Common Stock which the aggregate offering price of the number of shares of Common Stock so offered would purchase at the Current Market Price per share of Common Stock (as determined in accordance with the provisions of paragraph 7(f)(iv) below). Such adjustment shall be made whenever such convertible or exchangeable securities, rights or warrants are issued, and shall become effective retroactively immediately after the record date for the determination of stockholders entitled to receive such securities. However, upon the expiration of any right or warrant to purchase Common Stock, the issuance of which resulted in an adjustment in the Conversion Price pursuant to this paragraph 7(f)(ii), if any such right or warrant shall expire and shall not have been exercised, the Conversion Price shall be recomputed immediately upon such expiration and effective immediately upon such expiration shall be increased to the price it would have been (but reflecting any other adjustments to the Conversion Price made pursuant to the provisions of this paragraph 7(f) after the issuance of such rights or warrants) had the adjustment of the Conversion Price made upon the issuance of such rights or warrants been made on the basis of offering for subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such rights or warrants actually exercised.

          (iii) In case the Corporation shall distribute to all holders of its Common Stock (including any such distribution made in connection with a consolidation or merger in which the Corporation is the continuing corporation) evidences of its indebtedness or assets (excluding ordinary cash dividends paid out of retained earnings) or rights to subscribe (excluding those referred to in paragraphs 7(f)(i) and 7(f)(ii) above), then in each such case the number of shares of Common Stock into which each share of the Series shall thereafter be convertible shall be determined by multiplying the number of shares of Common Stock into which such share of the Series was theretofore convertible by a fraction of which the numerator shall be the number of outstanding shares of Common Stock multiplied by the Current Market Price per share of Common Stock (as determined in accordance with the provisions of paragraph (7)(iv) below) on the date of such distribution and of which the denominator shall be the product of the number of outstanding shares of Common Stock and the Current Market Price per share of Common Stock, less the aggregate fair market value (as determined by the Board of Directors of the Corporation, whose determination shall be conclusive, and described in a statement filed with the transfer agent for the shares of the Series) of the assets or evidences of indebtedness so distributed or of such subscription rights. Such adjustment shall be made whenever any such distribution is made, and shall become effective retroactively immediately after the record date for the determination of stockholders entitled to receive the distribution.

          (iv) For the purpose of any computation under paragraphs 7(f)(ii) and 7(f)(iii) above, the Current Market Price per share of Common Stock at any date shall be deemed to be the average Sale Price (as defined in paragraph 7(c) above) for the 30 consecutive trading days commencing 45 trading days before the day in question.

          (v) No adjustment in the Conversion Price shall be required unless the adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided, however, that any adjustments that by reason of this paragraph 7(f)(v) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this paragraph 7(f)(v) shall be made to the nearest cent.

          (vi) In the event that, at any time as a result of an adjustment made pursuant to paragraph 7(f)(i) or 7(f)(iii) above, the holder of any share of the Series thereafter surrendered for conversion shall become entitled to receive any shares of the Corporation other than shares of the Common Stock, thereafter the number of such other shares so receivable upon conversion of any share of the Series shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in paragraphs 7(f)(i) through 7(f)(v) above, and the other provisions of this paragraph 7(f) with respect to the Common Stock shall apply on like terms to any such other shares.

          (vii) Whenever the Conversion Price is adjusted, as herein provided, the Corporation shall promptly file with the transfer agent for the Series a certificate of an officer of the Corporation setting forth the Conversion Price after the adjustment and setting forth a brief statement of the facts requiring such adjustment and a computation thereof. The certificate shall be conclusive evidence of the correctness of the adjustment. The Corporation shall promptly cause a notice of the adjusted Conversion Price to be mailed to each registered holder of shares of the Series.

          (viii) In case of any reclassification of the Common Stock, any consolidation of the Corporation with, or merger of the Corporation into, any other entity, any merger of another entity into the Corporation (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock of the Corporation), any sale or transfer of all or substantially all of the assets of the Corporation or any compulsory share exchange, pursuant to which share exchange the Common Stock is converted into other securities, cash or other property, then lawful provision shall be made as part of the terms of such transaction whereby the holder of each share of the Series then outstanding shall have the right thereafter, during the period such share shall be convertible, to convert such share only into the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger, sale, transfer or share exchange by a holder of the number of shares of Common Stock of the Corporation into which a share of the Series might have been converted immediately prior to the reclassification, consolidation, merger, sale, transfer or share exchange. The Corporation, the person formed by the consolidation or resulting from the merger or which acquires such assets or which acquires the Corporation's shares, as the case may be, shall make provisions in its certificate or articles of incorporation or other constituent document shall provide for adjustments which, for events subsequent to the effective date of the certificate or articles of incorporation or other constituent document, shall be as nearly equivalent as may be practicable to the adjustments provided for in this paragraph 7. The provisions of this paragraph 7(f)(viii) shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

     (g) The Corporation from time to time may reduce the Conversion Price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period. Whenever the Conversion Price is so reduced, the Corporation shall mail to holders of record of the Series a notice of the reduction at least 15 days before the date the reduced Conversion Price takes effect, stating the reduced Conversion Price and the period it will be in effect. A voluntary reduction of the Conversion Price does not change or adjust the conversion price otherwise in effect for purposes of paragraph 7(f) above.

     8. Status of Shares. All shares of the Series that are at any time redeemed pursuant to paragraph 4 or 5 above or converted pursuant to paragraph 7 above, and all shares of the Series that are otherwise reacquired by the Corporation and subsequently canceled by the Board of Directors shall have the status of authorized but unissued shares of Preferred Stock, without designation as to series, subject to reissuance by the Board of Directors as shares of the Series or any one or more other series.

     9. Voting Rights. Except as set forth below or otherwise required by law, holders of shares of the Series shall have one vote for each share held on all matters submitted to a vote of the stockholders of the Corporation, voting as a single class with the outstanding Common Shares, ESOP Shares or any other series of Preferred Stock with like voting rights. Any shares of the Series held by the Corporation or any entity controlled by the Corporation shall not have voting rights hereunder and shall not be counted in determining the presence of a quorum.

     (a) Dividend Defaults. (i) If and whenever accrued dividends on the shares of the Series or any Parity Dividend Shares shall not have been paid in an aggregate amount equal to or greater than the equivalent of six quarterly dividends (whether or not consecutive) on shares of the Series or such Parity Dividend Shares at the time outstanding, than the holders of shares of the Series and the holders of such Parity Dividend Shares upon which like voting rights have been conferred, voting together as a single class, shall be entitled to elect two new directors to fill two new directorships. The holders of shares of the Series and any such Parity Dividend Shares voting as a class shall have the right to remove without cause at any time and replace any directors such holders have elected pursuant to this paragraph 9. Such right to vote as a single class to elect two directors shall, when vested, continue until all dividends in default on the shares of the Series and such Parity Dividend Shares shall have been paid in full and, when so paid, such right to elect two directors separately as a class shall cease, subject to the same provisions for the vesting of such right to elect two directors separately as a class in the case of future dividend defaults.

     (ii) So long as any share of the Series are outstanding, the By-laws shall contain no provisions that would restrict the exercise, by the holders of shares of the Series and the holders of Parity Dividend Shares, of the right to elect directors under the circumstances provided in paragraph 9(a)(i) above.

     (iii) Directors elected pursuant to paragraph 9(a)(i) shall serve until the earlier of (A) the next annual meeting of the stockholders of the Corporation and the election (by the holders of shares of the Series and the holders of Parity Dividend Shares) and qualification of their respective successors or (B) the date upon which all dividends in default on the shares of the Series and such Parity Dividend Shares shall have been paid in full. If, Prior to the end of the term of any director elected as aforesaid, a vacancy in the office of that director shall occur during the continuance of a default in dividends on the shares of the Series or such Parity Dividend Shares by reason of death, resignation or disability, the vacancy shall be filled for the unexpired term by the appointment by the remaining director elected as aforesaid of a new director for the unexpired term of the former director.

     (b) Miscellaneous. So long as any shares of the Series are outstanding, without the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of the Series and any outstanding Parity

Dividend Shares, voting as a single class (or, if less that all shares of the Series and all series of Parity Dividend Shares then outstanding would be adversely affected thereby, without the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of each series so affected, voting as a separate class), the Corporation may not:

          (i) amend, alter or repeal (by merger or otherwise) any provision of the Corporation's Certificate of Incorporation or this Certificate or the By-laws of the Corporation so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the shares of the Series (except as such relative rights, preferences, qualifications, limitations or restrictions may be affected by the authorization of any new series of Parity Dividend Shares having the same relative rights, preferences, qualifications, limitations or restrictions as the Series);

          (ii) authorize or issue, or increase the authorized amount of, any Senior Dividend Shares or Senior Liquidation Shares;

          (iii) effect any reclassification of the shares of the Series; or

          (iv) make any change in the Indenture in a manner that adversely affects or would adversely affect the rights of the holders of Debentures issued thereunder.

     The above notwithstanding, the Corporation's Certificate of Incorporation may be amended to increase or decrease the number of authorized shares of Preferred Stock (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote.

     10. Mandatory Redemption. The shares of the Series are not subject to mandatory redemption or sinking fund requirements.

     11. Special Conversion Rights of Holders Upon Certain Events Following a Fundamental Change or a Change of Control of the Corporation.

     (a) Change of Control. Upon the occurrence of a Change of Control (as defined in paragraph 11(e) below) with respect to the Corporation, each holder of shares of the Series shall have the right, at the holder's option, for a period of 45 days after the mailing of a notice by the Corporation that a Change of Control has occurred, to convert all, but not less than all, of the holder's shares of the Series into Common Stock of the Corporation at an adjusted Conversion Price per share equal to the Special Conversion Price (as defined in paragraph 11(e) below). The Corporation may, at its option, in lieu or providing Common Stock upon any such special conversion, provide the holder with cash equal to the Market Value (as defined in paragraph (e) below) of the Common Stock multiplied by the number of shares of Common Stock into which shares of the Series would have been convertible immediately prior to the Change of Control at an adjusted conversion price equal to the Special Conversion Price. The special conversion right arising upon a Change of Control shall only be applicable with respect to the first Change of Control that occurs after the date of issuance of any shares of the Series. Shares of the Series that becomes convertible pursuant to a special conversion right shall, unless so converted, remain convertible into the number of shares of Common Stock that the holders of the shares would have owned immediately after the Change of Control if the holders had converted the shares immediately before the effective date of the Change of Control, subject to adjustment, as provided in paragraph 7(f) above.

     (b) Fundamental Change. Upon the occurrence of a Fundamental Change (as defined in paragraph 11(e) below) with respect to the Corporation, each holder of shares of the Series shall have a special conversion right, at the holder's option, for a period of 45 days after the mailing of a notice by the Corporation that a Fundamental Change has occurred, to convert all, but not less than all, of the holder's shares of the Series into the kind and amount of cash, securities, property or other assets receivable upon the Fundamental Change by a holder of the number of shares of Common Stock into which such shares of the Series would have been convertible immediately prior to the Fundamental Change at an adjusted Conversion Price equal to the Special Conversion Price. The Corporation or a successor corporation, as the case may be, may, at its option and in lieu of providing the consideration as required above upon such conversion, provide the holder with cash equal to the Market Value of the Common Stock multiplied by the number of shares of Common Stock into which such shares of the Series would have been convertible immediately prior to the Fundamental Change at an adjusted Conversion Price equal to the Special Conversion Price. Shares of the Series that becomes convertible pursuant to a special conversion right shall, unless so converted, remain convertible into the kind and amount of cash, securities, property or other assets that the holders of the shares would have owned immediately after the Fundamental Change if the holders had converted the shares immediately before the effective date of the Fundamental Change, subject to adjustment as provided in paragraph 7(f) above.

     (c) Notice. Upon the occurrence of a Change of Control or a Fundamental Change with respect to the Corporation, within 30 days after the occurrence, the Corporation shall mail to each registered holder of shares of the Series a notice of the occurrence (the "Special Conversion Notice") setting forth the following:

          (i) the event constituting the Change of Control of Fundamental
     Change;

          (ii) the conversion date upon exercise of the applicable special conversion right;

          (iii) the Special Conversion Price;

          (iv) the Conversion Price then in effect under paragraph 7 and the continuing conversion rights, if any, thereunder;

          (v) the name and address of the paying agent and conversion agent;

          (vi) that the holders who elect to convert shares of the Series must satisfy the requirements of paragraph 7(b) and must exercise their conversion right within the 45-day period after the mailing of the Special Conversion Notice by the Corporation;

          (vii) the exercise of such conversion right shall be irrevocable and no dividends on shares of the Series (or portions thereof) tendered for conversion shall accrue from and after the conversion date; and

          (viii) that the Corporation (or a successor corporation, if applicable) may, at its option, elect to pay cash (specifying the amount thereof per share) for all shares of the Series tendered for conversion.

     (d) Exercise Procedures. A holder of shares of the Series must exercise the special conversion right within the 45-day period after the mailing of the Special Conversion Notice or the special conversion right shall expire. Such right must be exercised in accordance with paragraph 7(b) to the extent the procedures therein are consistent with the provisions of this paragraph 11. Exercise of such conversion right shall be irrevocable, to the extent permitted by applicable law, and dividends on shares of the Series tendered for conversion shall cease to accrue from and after the conversion date. The conversion date with respect to the exercise of a special conversion right arising upon a Change of Control or Fundamental Change shall be the 45th day after the mailing the Special Conversion Notice. In taking any action in connection with any Change of Control or Fundamental Change or related special conversion right, the Corporation will comply with all applicable federal securities laws and regulations.

     (e) Definitions. The following definitions shall apply to terms used in this paragraph 11:

          (i) A "Change of Control" with respect to the Corporation shall be deemed to have occurred at such time as any person (within the meaning of Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), including a group (within the meaning of Rule 13d-5 under the Exchange Act), together with any of its Affiliates (as defined below), files or becomes obligated to file a report (or any amendment or supplement thereto) on Schedule 13D or 14D-1 pursuant to the Exchange Act disclosing that such person has become the beneficial owner of either (A) more than 50% of the shares of Common Stock of the Corporation then outstanding or (B) securities representing more than 50% of the combined voting power of the Voting Stock (as defined below) of the Corporation then outstanding; provided that a Change of Control shall not be deemed to have occurred with respect to any transaction that constitutes a Fundamental Change. An "Affiliate" of a specified person is a person that directly or indirectly controls, or is controlled by, or is under common control with, the person specified. An "Associate" of a person means (A) any corporation or organization, other than the Corporation or any subsidiary of the Corporation, of which the person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (B) any trust or estate in which the person has a substantial beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity; and (C) any relative or spouse of the person, or any relative of the spouse, who has the same home as the person or who is a director or officer of the person or any of its parents or subsidiaries. As used herein, a person shall be deemed to have "beneficial ownership" with respect to, and shall be deemed to "beneficially own," any securities of the Corporation in accordance with Section 13 of the Exchange Act and the rules and regulations (including Rule 13d-3, Rule 13d-5 and any successor rules) promulgated by the Securities and Exchange Commission thereunder; provided that a person shall be deemed to have beneficial ownership of all securities that any such person has a right to acquire, whether such right is exercisable immediately or only after the passage of time and without regard to the 60-day limitation referred to in Rule 13d-3.

          (ii) A "Fundamental Change" with respect to the Corporation means (A) the occurrence of any transaction or event in connection with which 66 2/3% or more of the outstanding Common Stock of the Corporation shall be exchanged for, converted into, acquired for or converted solely into the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) or
     (B) the conveyance, sale, lease, assignment, transfer or other disposal of all or substantially all of the Corporation's property, business or assets; provided, however that a Fundamental Change shall not be deemed to have occurred with respect to either of the following transactions or events:
     (1) any transaction or event in which more than 50% (by value as determined in good faith by the Board of Directors of the Corporation) of the consideration received by holders of Common Stock consists of Marketable Stock (as defined below); or (2) any consolidation or merger of the corporation in which, immediately prior to such transaction, the holders of Common Stock and units in the development drilling partnerships sponsored by the Corporation to conduct drilling operations on properties of the Corporation own, directly or indirectly, (I) 50% or more of the common stock of the sole surviving corporation (or of the ultimate parent of the sole surviving corporation) outstanding at the time immediately after the consolidation or merger and (II) securities representing 50% or more of the combined voting power of the surviving corporation's Voting Stock (as defined below) (or of the Voting Stock of the ultimate parent of such surviving corporation) outstanding at such time.

          (iii) "Voting Stock" means, with respect to any person, capital stock of such person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

          (iv) The "Special Conversion Price" shall mean the higher of the Market Value of the Common Stock or $4.00 per share, provided that each time the then prevailing Conversion Price shall be adjusted as provided elsewhere herein, such dollar amount shall likewise be adjusted so that the ratio of such dollar amount to the then prevailing Conversion Price, after giving effect to any such adjustment, shall always be the same as the ratio of $4.00 to the initial Conversion Price (without giving effect to any adjustment).

          (v) The "Market Value" of the Common Stock or any other Marketable Stock shall be the average of the last reported sales price of the Common Stock or such other Marketable Stock, as the case may be, for the five trading days ending on the last trading day preceding the date of the Change of Control or Fundamental Change, provided that if the Marketable Stock is not traded on any national securities exchange or similar quotation system as described in the definition of "Marketable Stock" during such period, then the Market Value of such Marketable Stock shall be the average of the last reported sales prices per share of such Marketable Stock during the first five trading days commencing with the first day after the date on which such Marketable Stock was first distributed to the general public and traded on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States; and

          (vi) "Marketable Stock" shall mean Common Stock or common stock of any corporation that is the successor to all or substantially all of the business or assets of the Corporation as a result of a Fundamental Change (or of the ultimate parent of such successor), which is (or will, upon distribution thereof, be) listed or quoted on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices in the United States.

     (f) Effect of Notice. The Special Conversion Notice shall be given by first-class mail, postage prepaid, to the holders of record of the shares of the Series at their respective addresses as the same shall appear on the books of the Corporation. No failure of the Corporation to give the foregoing notice shall limit any holder's right to exercise the special conversion right hereunder.

     12. Certain Definitions. As used in this Certificate, the following terms shall have the following respective meanings:

          "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under common control with such specified person. For purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term "controlling" and "controlled" having meanings correlative to the foregoing.

          "Common Shares" shall mean any stock of the Corporation which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and which is not subject to redemption by the Corporation. However, Common Shares issuable upon conversion of shares of this series shall include only shares of the class designated as Common Shares as of the original date of issuance of shares of the Series, or shares of the Corporation of any class or classes resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and which are not subject to redemption by the Corporation, provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from such reclassifications bears to the total number of shares of all classes resulting from all such reclassifications. Unless the context otherwise specifies or requires, all references in this certificate to "Common Shares" include the Common Stock.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned President and attested to by its Assistant Secretary this 6th day of February, 1995.

                                                   /s/ DAVID L. KELLEY
                                            ------------------------------------
                                                      David L. Kelley,
                                                         President

ATTEST:

      /s/ SHIRLEY W. SMITH
------------------------------------
         Shirley W. Smith,
        Assistant Secretary

     Exhibit A to this Certificate of Designation, which is the form of Indenture that would be applicable to 10 1/2% Convertible Subordinated Debentures should Contour ever elect to issue them, is not reproduced here because it is voluminous and not meaningful.

                       The Consent Solicitation Agent is

                                D.F. KING & CO.
                                77 WATER STREET
                            NEW YORK, NEW YORK 10005

                                   telephone:

               (800) 628-8532                                 (212) 269-5550
                                                            (banks and brokers)

                                    PART II

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions as to the scope of indemnification.

     Contour's Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permissible under Delaware law.

     Contour's By-laws provide for the indemnification of officers and directors acting on behalf of Contour if any such person so indemnified acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Contour, and, with respect to any criminal action or proceeding, any such person had no reason to believe his or her conduct was unlawful.

     Delaware law permits Contour to purchase and maintain insurance on behalf of any director, officer, employee or agent of Contour against any liability asserted against or incurred by any of them in such capacity or arising out of the status thereof as such whether or not Contour would have the power to indemnify such director, officer, employee or agent against such liability under the applicable provisions of Delaware law, the Certificate of Incorporation or the By-laws.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the liabilities and expenses arising from his or here service as such.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Schedules: All schedules for which provision is made in applicable accounting regulations of the SEC have been omitted as the schedules are either not required under the related instructions, are not applicable or the information required thereby is set forth in the Company's Consolidated Financial Statements or the Notes thereto.

     (b) Exhibits:

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
          2.1            -- Agreement and Plan of Consolidation among the Registrant,
                            Kelley Oil Corporation, Kelley Oil & Gas Partners, Ltd.
                            ("Kelley Partners") and the other parties named therein
                            (incorporated by reference to Exhibit 2.1 to the
                            Registrant's Registration Statement (the "Consolidation
                            Registration Statement") on Form S-4 (Reg No. 33-84338)
                            filed September 26, 1994, as amended).
          3.1            -- Certificate of Incorporation of the Registrant
                            (incorporated by reference to Exhibit 3.1 to the
                            Consolidation Registration Statement).
          3.2            -- Certificate of Amendment to Certificate of Incorporation
                            of the Registrant dated December 20, 1994 (incorporated
                            by reference to Exhibit 3.2 to the Consolidation
                            Registration Statement).
          3.3            -- Certificate of Correction to Certificate of Incorporation
                            of the Registrant dated February 12, 1996 (incorporated
                            by reference to Exhibit 3.1 to the Registrant's Current
                            Report on Form 8-K (File No. 0-25214) dated February 15,
                            1996).
          3.4            -- Certificate of Designation of $2.625 Convertible
                            Exchangeable Preferred Stock of the Registrant
                            (incorporated by reference to Exhibit 3.1 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 10, 1995).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
          3.5            -- Certificate of Designations of Cumulative Convertible
                            Preferred Stock of the Registrant (incorporated by
                            reference to Exhibit 3.2 to the Registrant's Current
                            Report on Form 8-K (File No. 0-25214) dated February 10,
                            1995).
          3.6            -- Certificate of Merger of Kelley Oil & Gas Partners, Ltd.
                            into Kelley Oil & Gas Corporation dated March 28, 1996
                            (Incorporated by reference to Exhibit 3.6 to the
                            Company's Annual Report on Form 10-K (File No. 0-25214)
                            for the year ended December 31, 1997).
          3.7            -- Certificate of Amendment to Certificate of Incorporation
                            of the Registrant dated April 29, 1996 (Incorporated by
                            reference to Exhibit 3.7 to the Company's Annual Report
                            on Form 10-K (File No. 0-25214) for the year ended
                            December 31, 1997).
          3.8            -- Certificate of Amendment to Certificate of Incorporation
                            of the Registrant dated July 12, 1999 (incorporated by
                            reference to Exhibit 3.8 to the Registrant's Registration
                            Statement on Form S-4 (Reg. No. 333-84053) filed July 30,
                            1999).
          3.9            -- Certificate of Correction to Certificate of Amendment
                            dated May 12, 2000.
          3.10           -- Bylaws of the Registrant (incorporated by reference to
                            Exhibit 3.5 to the Consolidation Registration Statement).
          4.1            -- Certificate representing Common Stock of the Registrant
                            (incorporated by reference to Exhibit 4.1 to the
                            Consolidation Registration Statement).
          4.2            -- Certificate representing $2.625 Convertible Exchangeable
                            Preferred Stock of the Registrant (incorporated by
                            reference to Exhibit 4.2 to the Consolidation
                            Registration Statement).
          4.3            -- Indenture dated as of October 15, 1996, among the
                            Registrant, as issuer, Kelley Oil Corporation and Kelley
                            Operating Company, Ltd., as guarantors, and United States
                            Trust Company of New York, relating to the Registrant's
                            10 3/8% Senior Subordinated Notes due 2006 (incorporated
                            by reference to Exhibit 4.1 to the Registrant's Quarterly
                            Report on Form 10-Q (File No. 0-25214) for the quarterly
                            period ended September 30, 1996).
          4.4            -- Form of the Registrant's 10 3/8% Senior Subordinated Note
                            Due 2006, Series B (incorporated by reference to Exhibit
                            4.5 to the Registrant's Registration Statement on Form
                            S-4 (Reg. No. 333-18481) filed December 20, 1996, as
                            amended).
          4.5            -- Indenture dated as of May 29, 1998, among the Company, as issuer, Kelley Oil Corporation and Kelley Operating
                            Company, Ltd., as guarantors, and United States Trust
                            Company of New York, relating to the Company's 10 3/8%
                            Senior Subordinated Notes due 2006 (incorporated by
                            reference to Exhibit 4.7 to the Company's Registration
                            Statement on Form S-4 (Reg. No. 333-61681) filed August
                            17, 1998).
          4.6            -- Form of the Company's 10 3/8 Senior Subordinated Note Due
                            2006, Series D (incorporated by reference to Exhibit 4.8
                            to the Company's Registration Statement on Form S-4 (Reg.
                            No. 333-61681 filed August 17, 1998).
          4.7            -- Indenture dated as of April 15, 1999 among the Company,
                            Kelley Oil Corporation, Kelley Operating Company, Ltd.
                            and Concorde Gas Marketing, Inc., as guarantors, and
                            Norwest Bank Minnesota, National Association, relating to
                            the Company's 14% Senior Secured Notes due 2003, maturing
                            at 105% of the stated principal amount B (incorporated by
                            reference to Exhibit 4.13 to the Registrant's
                            Registration Statement on Form S-4 (Reg. No. 333-84053)
                            filed July 30, 1999).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
          4.8            -- Form of the Company's 14% Senior Secured Notes due 2003,
                            maturing at 105% of the stated principal amount
                            (incorporated by reference to Exhibit B of Exhibit 4.13
                            to the Registrant's Registration Statement on Form S-4
                            (Reg. No. 333-84053) filed July 30, 1999).
          5.1*           -- Opinion of Fulbright Jaworski L.L.P. regarding legality of Common Stock and Cash Equivalent Preferred Stock.
         10.1            -- Amended and Restated Employee Stock Ownership Plan of
                            Kelley Oil effective as of January 1, 1989 (incorporated
                            by reference to Exhibit 10.15 to Kelley Oil's Annual
                            Report on Form 10-K (File No. 0-17585) for the year ended
                            December 31, 1991).
         10.2            -- 1987 Incentive Stock Option Plan (the "1987 Plan") of
                            Kelley Oil (incorporated by reference to Kelley Oil's
                            Annual Report on Form 10-K (File No. 0-17585) for the
                            year ended December 31, 1988).
         10.3            -- 1991 Incentive Stock Option Plan (the "1991 Plan") of
                            Kelley Oil (incorporated by reference to Exhibit 10.3 to
                            Kelley Oil's Annual Report on Form 10-K (File No.
                            0-175850 for the year ended December 31, 1991).
         10.4            -- 1995 Incentive Stock Option Plan of the Registrant (the
                            "1995 Plan") (incorporated by reference to Exhibit 10.4
                            to the Registrant's Annual Report on Form 10-K (File No.
                            0-25214) for the year ended December 31, 1995).
         10.5            -- Amendment to the 1987 Plan, 1991 Plan and 1995 Plan
                            (incorporated by reference to Exhibit 10.5 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 15, 1996).
         10.6            -- 1996 Nonqualified Stock Option Plan of the Registrant
                            (incorporated by reference to Exhibit 10.4 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 15, 1996).
         10.7            -- Employment Agreement dated as of February 15, 1996
                            between the Registrant and John F. Bookout, Jr.
                            (incorporated by reference to Exhibit 10.2 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 15, 1996).
         10.8            -- Employment Agreement dated as of October 1, 1998 with
                            Rick G. Lester (incorporated by reference to Exhibit 10.9
                            to the Registrant's Annual Report on Form 10-K (File No.
                            001-14286) for the year ended December 31, 1998).
         10.9            -- Employment Agreement dated as of July 31, 1999 with
                            Kenneth R. Sanders (incorporated by reference to Exhibit
                            10.9 to the Registrant's Annual Report on Form 10-K (File
                            No. 001-14286) for the year ended December 31, 1999).
         10.10           -- 1996 Incentive Stock Option Plan of the Registrant
                            (incorporated by reference to Exhibit 10.11 to the
                            Registrant's Annual Report on Form 10-K (File No.
                            0-25214) for the year ended December 31, 1996).
         10.11           -- 1997 Annual and Long-Term Incentive-Performance Plan of
                            the Registrant (incorporated by reference to Exhibit
                            10.12 to the Registrant's Annual Report on Form 10-K
                            (File No. 001-14286) for the year ended December 31,
                            1997).
         10.12           -- Purchase and Sale Agreement, dated October 21, 1997,
                            between the Company and SCANA Petroleum Resources, Inc.
                            (incorporated by reference to Exhibit 10.2 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated December 1, 1997).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
         21.1            -- Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form
                            10-K (File No. 0-25214) for the year ended December 31,
                            1996).
         23.1            -- Consent of Deloitte & Touche LLP.
         23.2            -- Consent of H.J. Gruy & Associates, Inc.
         23.3*           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            exhibit 5.1).
         24.1            -- Powers of Attorney (included on page II-5).
         99.1            -- Form of Consent.

---------------

* To be filed by amendment.

ITEM 22. UNDERTAKINGS

     The undersigned Registrant hereby undertakes that:

          (1) Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form; and

          (2) Every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 18th day of May 2000.

                               CONTOUR ENERGY CO.


               By: /s/ JOHN F. BOOKOUT                                By: /s/ RICK G. LESTER
  -------------------------------------------------      -------------------------------------------------
                   John F. Bookout                                        Rick G. Lester
               Chief Executive Officer                                 Senior Vice President
                                                                    and Chief Financial Officer

                               POWERS OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints John F. Bookout and Rick G. Lester, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this report has been signed as of the 18th day of May 2000 by the following persons in their capacity as directors of the Registrant.


                 /s/ JOHN F. BOOKOUT                                    /s/ ADAM P. GODFREY
-----------------------------------------------------  -----------------------------------------------------
                   John F. Bookout                                        Adam P. Godfrey

                                                                       /s/ WILLIAM J. MURRAY
-----------------------------------------------------  -----------------------------------------------------
                 John J. Conklin, Jr                                     William J. Murray

                /s/ RALPH P. DAVIDSON                                     /s/ EDWARD PARK
-----------------------------------------------------  -----------------------------------------------------
                  Ralph P. Davidson                                         Edward Park

                              /s/ WARD W. WOODS
             ------------------------------------------------------
                                 Ward W. Woods

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
          2.1            -- Agreement and Plan of Consolidation among the Registrant,
                            Kelley Oil Corporation, Kelley Oil & Gas Partners, Ltd.
                            ("Kelley Partners") and the other parties named therein
                            (incorporated by reference to Exhibit 2.1 to the
                            Registrant's Registration Statement (the "Consolidation
                            Registration Statement") on Form S-4 (Reg No. 33-84338)
                            filed September 26, 1994, as amended).
          3.1            -- Certificate of Incorporation of the Registrant
                            (incorporated by reference to Exhibit 3.1 to the
                            Consolidation Registration Statement).
          3.2            -- Certificate of Amendment to Certificate of Incorporation
                            of the Registrant dated December 20, 1994 (incorporated
                            by reference to Exhibit 3.2 to the Consolidation
                            Registration Statement).
          3.3            -- Certificate of Correction to Certificate of Incorporation
                            of the Registrant dated February 12, 1996 (incorporated
                            by reference to Exhibit 3.1 to the Registrant's Current
                            Report on Form 8-K (File No. 0-25214) dated February 15,
                            1996).
          3.4            -- Certificate of Designation of $2.625 Convertible
                            Exchangeable Preferred Stock of the Registrant
                            (incorporated by reference to Exhibit 3.1 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 10, 1995).
          3.5            -- Certificate of Designations of Cumulative Convertible
                            Preferred Stock of the Registrant (incorporated by
                            reference to Exhibit 3.2 to the Registrant's Current
                            Report on Form 8-K (File No. 0-25214) dated February 10,
                            1995).
          3.6            -- Certificate of Merger of Kelley Oil & Gas Partners, Ltd.
                            into Kelley Oil & Gas Corporation dated March 28, 1996
                            (Incorporated by reference to Exhibit 3.6 to the
                            Company's Annual Report on Form 10-K (File No. 0-25214)
                            for the year ended December 31, 1997).
          3.7            -- Certificate of Amendment to Certificate of Incorporation
                            of the Registrant dated April 29, 1996 (Incorporated by
                            reference to Exhibit 3.7 to the Company's Annual Report
                            on Form 10-K (File No. 0-25214) for the year ended
                            December 31, 1997).
          3.8            -- Certificate of Amendment to Certificate of Incorporation
                            of the Registrant dated July 12, 1999 (incorporated by
                            reference to Exhibit 3.8 to the Registrant's Registration
                            Statement on Form S-4 (Reg. No. 333-84053) filed July 30,
                            1999).
          3.9            -- Certificate of Correction to Certificate of Amendment
                            dated May 12, 2000.
          3.10           -- Bylaws of the Registrant (incorporated by reference to
                            Exhibit 3.5 to the Consolidation Registration Statement).
          4.1            -- Certificate representing Common Stock of the Registrant
                            (incorporated by reference to Exhibit 4.1 to the
                            Consolidation Registration Statement).
          4.2            -- Certificate representing $2.625 Convertible Exchangeable
                            Preferred Stock of the Registrant (incorporated by
                            reference to Exhibit 4.2 to the Consolidation
                            Registration Statement).
          4.3            -- Indenture dated as of October 15, 1996, among the
                            Registrant, as issuer, Kelley Oil Corporation and Kelley
                            Operating Company, Ltd., as guarantors, and United States
                            Trust Company of New York, relating to the Registrant's
                            10 3/8% Senior Subordinated Notes due 2006 (incorporated
                            by reference to Exhibit 4.1 to the Registrant's Quarterly
                            Report on Form 10-Q (File No. 0-25214) for the quarterly
                            period ended September 30, 1996).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
          4.4            -- Form of the Registrant's 10 3/8% Senior Subordinated Note
                            Due 2006, Series B (incorporated by reference to Exhibit
                            4.5 to the Registrant's Registration Statement on Form
                            S-4 (Reg. No. 333-18481) filed December 20, 1996, as
                            amended).
          4.5            -- Indenture dated as of May 29, 1998, among the Company, as issuer, Kelley Oil Corporation and Kelley Operating
                            Company, Ltd., as guarantors, and United States Trust
                            Company of New York, relating to the Company's 10 3/8%
                            Senior Subordinated Notes due 2006 (incorporated by
                            reference to Exhibit 4.7 to the Company's Registration
                            Statement on Form S-4 (Reg. No. 333-61681) filed August
                            17, 1998).
          4.6            -- Form of the Company's 10 3/8 Senior Subordinated Note Due
                            2006, Series D (incorporated by reference to Exhibit 4.8
                            to the Company's Registration Statement on Form S-4 (Reg.
                            No. 333-61681 filed August 17, 1998).
          4.7            -- Indenture dated as of April 15, 1999 among the Company,
                            Kelley Oil Corporation, Kelley Operating Company, Ltd.
                            and Concorde Gas Marketing, Inc., as guarantors, and
                            Norwest Bank Minnesota, National Association, relating to
                            the Company's 14% Senior Secured Notes due 2003, maturing
                            at 105% of the stated principal amount B (incorporated by
                            reference to Exhibit 4.13 to the Registrant's
                            Registration Statement on Form S-4 (Reg. No. 333-84053)
                            filed July 30, 1999).
          4.8            -- Form of the Company's 14% Senior Secured Notes due 2003,
                            maturing at 105% of the stated principal amount
                            (incorporated by reference to Exhibit B of Exhibit 4.13
                            to the Registrant's Registration Statement on Form S-4
                            (Reg. No. 333-84053) filed July 30, 1999).
          5.1*           -- Opinion of Fulbright Jaworski L.L.P. regarding legality of Common Stock and Cash Equivalent Preferred Stock.
         10.1            -- Amended and Restated Employee Stock Ownership Plan of
                            Kelley Oil effective as of January 1, 1989 (incorporated
                            by reference to Exhibit 10.15 to Kelley Oil's Annual
                            Report on Form 10-K (File No. 0-17585) for the year ended
                            December 31, 1991).
         10.2            -- 1987 Incentive Stock Option Plan (the "1987 Plan") of
                            Kelley Oil (incorporated by reference to Kelley Oil's
                            Annual Report on Form 10-K (File No. 0-17585) for the
                            year ended December 31, 1988).
         10.3            -- 1991 Incentive Stock Option Plan (the "1991 Plan") of
                            Kelley Oil (incorporated by reference to Exhibit 10.3 to
                            Kelley Oil's Annual Report on Form 10-K (File No.
                            0-175850 for the year ended December 31, 1991).
         10.4            -- 1995 Incentive Stock Option Plan of the Registrant (the
                            "1995 Plan") (incorporated by reference to Exhibit 10.4
                            to the Registrant's Annual Report on Form 10-K (File No.
                            0-25214) for the year ended December 31, 1995).
         10.5            -- Amendment to the 1987 Plan, 1991 Plan and 1995 Plan
                            (incorporated by reference to Exhibit 10.5 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 15, 1996).
         10.6            -- 1996 Nonqualified Stock Option Plan of the Registrant
                            (incorporated by reference to Exhibit 10.4 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 15, 1996).
         10.7            -- Employment Agreement dated as of February 15, 1996
                            between the Registrant and John F. Bookout, Jr.
                            (incorporated by reference to Exhibit 10.2 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated February 15, 1996).

        EXHIBIT
         NUMBER                                    EXHIBIT
        -------                                    -------
         10.8            -- Employment Agreement dated as of October 1, 1998 with
                            Rick G. Lester (incorporated by reference to Exhibit 10.9
                            to the Registrant's Annual Report on Form 10-K (File No.
                            001-14286) for the year ended December 31, 1998).
         10.9            -- Employment Agreement dated as of July 31, 1999 with
                            Kenneth R. Sanders (incorporated by reference to Exhibit
                            10.9 to the Registrant's Annual Report on Form 10-K (File
                            No. 001-14286) for the year ended December 31, 1999).
         10.10           -- 1996 Incentive Stock Option Plan of the Registrant
                            (incorporated by reference to Exhibit 10.11 to the
                            Registrant's Annual Report on Form 10-K (File No.
                            0-25214) for the year ended December 31, 1996).
         10.11           -- 1997 Annual and Long-Term Incentive-Performance Plan of
                            the Registrant (incorporated by reference to Exhibit
                            10.12 to the Registrant's Annual Report on Form 10-K
                            (File No. 001-14286) for the year ended December 31,
                            1997).
         10.12           -- Purchase and Sale Agreement, dated October 21, 1997,
                            between the Company and SCANA Petroleum Resources, Inc.
                            (incorporated by reference to Exhibit 10.2 to the
                            Registrant's Current Report on Form 8-K (File No.
                            0-25214) dated December 1, 1997).
         21.1            -- Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form
                            10-K (File No. 0-25214) for the year ended December 31,
                            1996).
         23.1            -- Consent of Deloitte & Touche LLP.
         23.2            -- Consent of H.J. Gruy & Associates, Inc.
         23.3*           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            exhibit 5.1).
         24.1            -- Powers of Attorney (included on page II-5).
         99.1            -- Form of Consent.

---------------
* To be filed by amendment.